

2025 Proxy Statement

70 years of Doing It Right®





AAR CORP.
1100 North Wood Dale Road
Wood Dale, Illinois 60191

August 5, 2025

Dear fellow stockholders,

Fiscal Year 2025 marked our 70-year anniversary and it was a great year for our Company. We set records, optimized our portfolio to position the Company for future growth, and continued to support our customers in a dynamic environment. Our achievements highlighted our entrepreneurial spirit and ability to continue to evolve to meet the ever-changing needs of our industry.

Our 70th anniversary

Founded in 1955 with an astute understanding of the aviation industry's emerging needs, AAR – known as Allen Aircraft Radio at the time – sought to transform the aftermarket. With this deftness and vision, throughout our history, we have innovated, strategically evolved our offerings, and prioritized safety and service. Today, we remain committed to these foundational

tenets and continue to place our valued customers, team members, shareholders, communities, and the industry as awhole at the center of our activities. We proudly celebrate 70 years of Doing It Right®.

Our financial results

AAR's financial discipline and strong execution yielded record financial results for Fiscal Year 2025. Notably, growth of our new parts Distribution activities and exceptional performance in our MRO facilities contributed to profitability improvements. More broadly, our focus on significantly expanding margins across all business areas drove unprecedented revenue, taking the Company well above our pre-pandemic highs.

Specifically, AAR's consolidated sales grew 20% from $2.3 billion to $2.8 billion. We recorded GAAP diluted



70 years of Doing It Right®

1955
Incorporated as Allen Aircraft Radio by Ira A. Eichner

1962
Established FAA repair station for avionics and instruments

1967
Expanded internationally, opening facility in Amsterdam

1969
Renamed AAR CORP.

1971
Acquired first Airframe MRO business

1980
Listed on NYSE using ticker AIR

1981
Acquired Brooks & Perkins Inc., an air cargo container and handling system specialist

1982
Expanded into APAC with office based in Singapore

1955 — 1960 — 1965 — 1970 — 1975 — 1980 — 1985 — 1990

earnings per share of $0.35, compared to $1.29 in Fiscal Year 2024, and our adjusted diluted earnings per share from continuing operations were $3.91, up 17% from $3.33 in Fiscal Year 2024.

Our investments

Disciplined allocation of our capital was central to AAR's growth in Fiscal Year 2025 and is the basis for our future strategy.

In Fiscal Year 2023, we completed the acquisition of Trax^{SM}, a leading aviation maintenance and engineering software company. After two years of investment, Trax has experienced significant growth and our acquisition thesis has been confirmed. We launched several new services and announced many new business wins with some of the largest airlines and MRO providers, and we have nearly doubled Trax's revenue since the acquisition. We are pleased with this outstanding success and are positioning the company to achieve opportunities for significant further growth.

This year, we substantially completed the integration of AAR's Fiscal Year 2024 Product Support acquisition, realizing synergies and delivering strong performance. Our Component Services activities benefited from the additional capabilities, expanded global footprint, and higher margin offerings brought through the acquisition.

AAR made considerable adjustments to optimize our portfolio, focusing on our core segments and highest margin offerings. With this emphasis, we also continue to strengthen our existing businesses through further investments. Digital technologies are transforming our Company and industry while affording superior profitability. In our Airframe MRO activities, digital advancements have driven efficiencies to contribute to significant margin expansion, and we continue to make progress toward additional maintenance capacity through the construction of two Airframe MRO facility expansions.

Our impact

AAR's record financial performance was achieved by the Best Team in Aviation: AAR's 6,000 global team members. We endeavor to foster a positive Company culture that values each team member and unifies them in our pursuits. Our success was validated in March 2025, when AAR earned the prestigious Great Place to Work® Certification based on team member feedback. Team AAR ranked our regard for their safety as the Company's most salient attribute and reported a widespread feeling of pride in our shared accomplishments.

AAR's positive Company culture translates to successful outcomes for our operations and customers.

Our future

For the past seven decades, AAR has optimized our portfolio to meet the needs of the aviation industry. As we look to the year ahead, we are focused on creating value through our differentiated offerings and pursuing organic growth through market share gains and capacity expansions, while also investing in strategic M&A. We remain focused on delivering unmatched support for our customers, superior returns for our shareholders, and meaningful opportunities for our team members. We are committed to Doing It Right® in the decades ahead.

Our annual meeting

With that, I am pleased to invite you to AAR's 2025 annual meeting of stockholders, which will be a virtual meeting. The annual meeting will be held on Tuesday, September 16, 2025, at 9:00 a.m., Central Time and you will be able to attend the annual meeting online, vote your shares electronically, and submit your questions during the annual meeting by visiting **www.virtualshareholdermeeting.com/AIR2025** and entering your control number. **You will not be able to attend the annual meeting in person.**

I encourage you to read our 2025 proxy statement, our annual report, and our other proxy materials. Please see Appendix B for reconciliations of non-GAAP financial measures. Whether or not you plan to attend the annual meeting of stockholders, your vote is important. Please follow the voting instructions to ensure that your shares are represented and voted at the annual meeting.

Thank you for your continued confidence and investment in AAR.

John M. Holmes
Chairman, President and Chief Executive Officer



1996
David P. Storch became the second CEO in the Company's history

2011
Acquired Airinmar®, an international component repair and warranty management provider

2018
John M. Holmes became the Company's third CEO

2020
Set standard for safety as first independent third-party MRO with SMS accepted by FAA

2025
Celebrated **70 years of Doing It Right®**

1995 — 2000 — 2005 — 2010 — 2015 — 2020 — 2025

1997
Expanded into new parts distribution

2001
Successfully navigated the commercial aviation downturn following 9/11 attacks

2017
Added Canada to Airframe MRO facility footprint

Department of State awarded Worldwide Aviation Support Services (WASS) contract

2023
Acquired Trax^{SM}, a leading aviation maintenance and engineering software company

2024
Acquired Triumph Group's Product Support business

Notice of 2025 annual meeting of stockholders



To our stockholders:

We are pleased to invite you to attend our 2025 annual meeting of stockholders. Please read the information in this notice and proxy statement to learn more about AAR and the matters to be voted on at the annual meeting.

Date and time	Place	Record date
Tuesday, September 16, 2025 9:00 a.m. Central Time	www.virtualshareholder meeting.com/ AIR2025	You may vote your shares at the annual meeting if you were a stockholder at the close of business on Tuesday, July 22, 2025.

Items of business

You will be asked at our annual meeting to:

	Items of business	Board recommendation	Page
1	Elect four director nominees included in our annual proxy statement	✓ FOR each director nominee	16
2	Vote on an advisory proposal to approve our Fiscal Year 2025 executive compensation	✓ FOR	41
3	Ratify the appointment of KPMG LLP as our independent registered public accounting firm for Fiscal Year 2026	✓ FOR	77

Stockholders will transact any other business that may properly come before the annual meeting or any adjournment or postponement of the annual meeting.

Voting

Your vote is important. We encourage you to vote your shares as soon as possible. You may vote by proxy over the Internet, by telephone, or by completing and returning the enclosed proxy card in the postage-paid envelope provided. If you are a "street name" stockholder (meaning that your shares are registered in the name of your bank or broker), you will receive instructions from your bank, broker or other nominee describing how to vote your shares. We also welcome you to attend the virtual meeting and vote online.



🖥 www.proxyvote.com	👤 www.virtualshareholdermeeting.com/AIR2025
📱 1-800-690-6903	✉ Complete and return the proxy card or voting information card

Please see Appendix A for important information about voting your shares at our 2025 annual meeting.

By Order of the Board,

Jessica Garascia

Jessica A. Garascia
Senior Vice President, General Counsel, Chief Administrative Officer and Secretary

August 5, 2025

Table of contents



Important notice regarding the availability of the proxy materials for our annual meeting of stockholders to be held on Tuesday, September 16, 2025:

The notice and proxy statement, our proxy card, our 2025 Annual Report to Stockholders and our Annual Report on Form 10-K for the fiscal year ended May 31, 2025, are available free of charge at **www.proxyvote.com**. Proxy materials or a Notice of Internet Availability of Proxy Materials are first being made available, released, or mailed to stockholders on August 5, 2025.

Proxy statement summary



This summary highlights selected information contained in this proxy statement. Please read the entire proxy statement carefully before voting your shares. We are providing the enclosed proxy materials to you in connection with the solicitation by the Board of proxies to be voted at the annual meeting of stockholders to be held on September 16, 2025. We began providing these proxy materials to our stockholders on August 5, 2025.

AAR – Who we are and what we do

AAR is a global aerospace and defense aftermarket solutions company operating from 60+ sites around the world, including aircraft hangars, offices, warehouses, customer sites, and other service centers. We also distribute products to 100+ countries in support of our commercial and government customers.

Business overview

 **Parts Supply**

- New parts Distribution to commercial and government customers
- Used serviceable material (USM)
- Parts, loans, and exchange services
- Aircraft and engine sales and leasing
- Online PAARTS[SM] store
- Worldwide 24/7 aircraft on-ground (AOG) service

 **Repair & Engineering**

- Airframe Maintenance, Repair and Overhaul (MRO)
- Component Services
- Engineering Services
- Development of proprietary Parts Manufacturer Approval (PMA) parts

 **Integrated Solutions**

- Government aircraft maintenance, logistics, and operations support programs (CLS, PBL, 3PL)
- Commercial flight-hour-based aircraft component support
- Consumable and expendable parts
- Airinmar®
- Trax[SM]

 **Expeditionary Services**

Mobility Systems: Rapid deployment sustainment solutions for governments, militaries, and nonprofit organizations

- Specialized pallets
- Containers for customized air-mobile shipping and storage of equipment
- Mobile tactical shelter systems

Customers (percentage of Fiscal Year 2025 sales)

71%
Commercial

29%
Government/Defense

Key business achievements in Fiscal Year 2025

✓ **Executed and expanded in commercial and government markets**

- Our sales in Fiscal Year 2025 increased $461.6 million, or 20%, driven by growth across all segments
- Significantly grew new parts Distribution sales by meeting customer demand and expanding market share with multiple new, strategic agreements
- Extended exclusive agreement with FTAI Aviation to provide USM on the CFM56 engine platform through 2030
- Trax selected by multiple carriers, including Delta TechOps and Cathay Pacific, to modernize maintenance operations
- Awarded two multi-year U.S. Navy P-8A contracts, advancing AAR's support of commercial derivatives

✓ **Strategic actions positioning the company for continued growth and margin expansion**

- Substantially completed integration of Product Support acquisition into Component Services offerings
- Divested Landing Gear Overhaul business to focus on core offerings
- Continued to implement digital tools to achieve a "paperless hangar" with two Airframe MRO facilities completed
- Continued construction of Airframe MRO expansions in Oklahoma City and Miami, positioning the Company for increased capacity in Fiscal Year 2026

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our goals, commitments, strategies, results and executive compensation program. These statements involve risks and uncertainties. Actual results could differ materially from any future results expressed or implied by the forward-looking statements for various reasons, including due to the risks, uncertainties, and other important factors that are discussed in our Annual Report on Form 10-K for the fiscal year ended May 31, 2025 (the "2025 Form 10-K") filed with the Securities and Exchange Commission (the "SEC"), and subsequent filings. We assume no obligation to update any forward-looking statements or information, which speak as of the date of this proxy statement.

Our strategy

Our strategy is to become the leading independent provider of innovative solutions to the aviation aftermarket. We believe we can achieve this strategy through our ability to:

- **Execute** through focus on customer satisfaction and cost leadership
- Pursue **connected businesses** that reinforce collective growth prospects
- Leverage **data and digital** to deliver better customer-focused offerings
- Expand margins through **intellectual property**
- Increase our **global** footprint into emerging markets
- Leverage our **independence** to provide unbiased solutions
- Attract, empower and deploy **exceptional, entrepreneurial talent**

Connected businesses model

Integrated Solutions

- Programmatic parts and repair solutions
- Fuels Parts Supply activities
- Funds component repair capability development
- Government USM customer relationships



Parts Supply: USM and Distribution

- Sourcing to supply Repair & Engineering and Integrated Solutions
- Data for use in repair capability development
- Sales channels supported by maintenance relationships

Repair & Engineering

- Strategic relationships with blue chip airlines that support parts volumes
- Repair knowledge and data collection
- PMA parts development for internal and external consumption

Unique value proposition

Together, our ''Connected Businesses'' – Integrated Solutions, Parts Supply (USM and Distribution), and Repair & Engineering – aim to drive growth through best–in–class services within each discipline and leverage each to reinforce and grow the whole for the benefit of our customers.

Financial highlights

AAR had continued strong financial performance for Fiscal Year 2025. Consolidated sales were $2.8 billion, diluted earnings per share were $0.35, and adjusted diluted earnings per share, a non-GAAP financial measure, were a record $3.91 (an increase of 17% from Fiscal Year 2024). During Fiscal Year 2025, we continued our strong focus on working capital management with cash flows from operating activities of $36 million, which included significant investments in inventory to support further growth.

For a definition of adjusted diluted earnings per share and a reconciliation of this measure to the closest comparable GAAP financial measure, see Appendix B.

Selected financial information

(dollars in millions except per share data) For the fiscal year ended May 31	2025 ($)	2024 ($)	2023 ($)
Sales	2,780.5	2,318.9	1,990.5
Operating income	185.2	129.2	133.9
Diluted earnings per share from continuing operations	0.35	1.29	2.52
Cash provided by operations — continuing operations	36.1	43.8	23.8
As of May 31			
Working capital	955.9	922.7	746.4
Total assets	2,844.6	2,770.0	1,833.1
Total debt	977.0	997.0	272.0
Equity	1,211.6	1,189.8	1,099.1

Key financial achievements

Sales



Adjusted diluted EPS from continuing operations*



* See "Selected financial information" above for diluted earnings per share from continuing operations (GAAP) and Appendix B for a reconciliation of adjusted diluted earnings per share from continuing operations (non-GAAP) to the most directly comparable GAAP financial measure.

For more information about our Fiscal Year 2025 performance, please see "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2025 Form 10-K.

Our culture and impact

AAR strives to foster a positive, inclusive culture for our valued team members.

Our success was validated in March 2025, when AAR earned the Great Place to Work® Certification. The prestigious award is based on feedback team members provide to a third-party organization. At AAR, 72% of team members indicated AAR is a great place to work – 15 points higher than the average U.S. company. AAR also earned Military Friendly® Employer and Spouse Employer designations for creating a workplace culture that values current members of the military, veterans, and their families.

Our positive Company culture also translates to successful outcomes for our operations and customers. This is seen in our recognition from Newsweek as one of America's Most Responsible Companies 2025, from The145.com as the overall Top Shop for Best Total Solutions Provider Repair, and from NATO Support and Procurement Agency, which ranked AAR's Component Services – Amsterdam facility as the No. 1 Best Source of Repair.

Our values

Our Company values shape our culture and guide our actions. We proudly display our values in our hangars, warehouses, and offices globally. Our values are incorporated into AAR's Code of Conduct, which all employees and directors commit to when they join AAR.


Quality first.
Safety always.
Find a way.
Every day.
Do it fast.
Do it well.
Be honest.
Inspire trust.
Work as one.
Be inclusive.
Ideas matter.
Think new.
Think ahead.
Make money.
Have fun.
Own it.

As reflected in our values, we have a long-standing commitment to fostering a culture of inclusion. Just as unique parts are essential to an aircraft's ability to fly, unique talent is essential to AAR's ability to succeed. Our strength is rooted in our commitment to inclusion. We create opportunities through new thoughts and ideas to embrace an ever-changing world. These values empower our people to be a team of producers, innovators, and world class leaders who are "Doing it Right®" to better connect the world.

Our vision, purpose, and mission

Vision

Create value for customers through differentiated capabilities and offerings, resulting in a sustainable, unique competitive advantage.

Purpose

Empowering people to build innovative aerospace solutions today so you can safely reach your destination tomorrow.

Mission

Go above and beyond to provide value-driven aerospace aftermarket solutions to meet the evolving needs of our customers worldwide.

Safety and sustainability

Our safety program

Living our "Quality first. Safety always." value, we remain steadfast in our commitment to continually advance our safety culture. We became the first independent third-party MRO organization to implement a corporate safety management system (SMS) three years ago, as we expanded the SMS from a site-specific model to a Company-wide model. Our SMS provides a platform for employees to identify and report hazards, perform risk analyses, implement mitigation measures, and share best practices. Our SMS also guides us in keeping our employees, customers, partners, and other stakeholders safe and in compliance with safety regulations. Our four SMS components include:

- *Safety Policy:* Establishes senior management's commitment to continually improve safety, and defines the methods, processes, and organizational structure needed to meet safety goals
- *Safety Risk Management:* Determines the need for, and adequacy of, new or revised risk controls based on the assessment of acceptable risk
- *Safety Assurance:* Evaluates the continued effectiveness of implemented risk control strategies and supports the identification of new hazards
- *Safety Promotion:* Includes training, communication, and other actions to create a positive safety culture within all levels of the workforce

Since the inception of our SMS, we launched a Company-wide internal safety site where employees can access key safety resources, including "Safety Spotlights" featuring leadership insights, maintenance alerts, quality alerts, safety news, and a centralized safety toolbox library. Over the past year, we successfully integrated newly acquired sites into our APRISe system (our quality and safety management system) and the corporate SMS program, ensuring consistency in safety reporting and oversight across our global operations. Additionally, we expanded the corporate SMS framework to encompass our Design Organization, thereby further strengthening our risk management and safety assurance processes.

Our sustainability commitments

Along with our guiding principle of Doing It Right®, our sustainability commitments help inform AAR's decision-making as we navigate an ever-changing world. We are committed to analyzing and better understanding how AAR impacts our local and global communities, the environment, and our industry so that we may reduce potential risk, promote resiliency, and drive value for all stakeholders. Our commitments include:

- *Environmental:* We are committed to carefully monitoring environmental impacts and instituting safeguards for preserving the natural environment, reducing climate-related risks, and creating opportunities for the prevention, reduction, and recycling of waste and other materials used in our business processes, wherever possible.
- *Social:* We are committed to managing our relationships with all stakeholders, including our employees, customers, supply chain partners, and communities, in an inclusive, fair, and respectful manner.
- *Governance:* We are committed to establishing, implementing, and maintaining an effective corporate governance structure that is agile and responsive to business needs and evolving best practices, and sets high ethical standards.

Our safety and sustainability governance

Our focus on safety and sustainability is embedded in our strategy, which is overseen by the Board. The Board's standing committees oversee aspects of safety and sustainability based on the delegated subject matter as set forth below.

Committee	Safety and sustainability oversight responsibilities
Nominating and Governance Committee	Oversees our corporate governance policies and practices; also reviews various components of our sustainability framework, including our sustainability oversight structure, overall sustainability strategy, and material disclosures regarding the oversight process and sustainability initiatives
Human Capital and Compensation Committee	Oversees our executive compensation program and human capital management function, including succession planning, talent development, inclusion efforts, pay equity, and culture, as well as the oversight of any sustainability goals in the incentive compensation programs
Audit Committee	Oversees the internal and external review of quantitative environmental data and related disclosures included in our sustainability reports, and oversees the enterprise risk management process, including environmental (such as climate) risks, in addition to overseeing financial reporting, internal audit, compliance and ethics, and cybersecurity matters
Aviation Safety and Training Committee	Oversees all aspects of aviation safety, including safety compliance related to the delivery of services and products, employee safety, our culture of safety compliance, safety reporting practices, safety training programs, and aircraft damage and accidents

At the management level, a sustainability cross-functional team of leaders represents legal, communications, human resources, and environmental, health and safety, and receives input and guidance from senior business leaders. Together, this group assesses risks and opportunities related to sustainability, monitors and implements our strategies, tracks our progress, and guides our reporting to stakeholders.

Proposals to be voted on at the annual meeting

Proposal 1 Election of four director nominees named in this proxy statement

 **FOR** each director nominee

▸ See pages 16-40

 ### Jeffrey N. Edwards
Independent Director

- Extensive expertise in finance, capital markets and business growth with more than 40 years in the financial services sector
- Partner and Vice Chairman of New Vernon Capital, an investment advisory firm (2024 – present); Chief Operating Officer (2009 – 2024)
- Served in various senior executive roles at financial services firms including Vice Chairman at Merrill Lynch & Co.
- See bio on page 18 for more information

 ### John M. Holmes
Chairman of the Board

- Demonstrated leadership and management abilities as our President and Chief Executive Officer and in other senior officer positions at the Company
- Chairman of the Board (2023 – present); President and Chief Executive Officer (2018 – present)
- Knowledge of our businesses and markets in which we compete; customer and supplier relationships developed over 20+ years at the Company
- See bio on page 18 for more information

 ### Ellen M. Lord
Independent Director

- Leadership, management and strategic planning expertise acquired while serving as the Under Secretary of Defense for Acquisition and Sustainment for the U.S. Department of Defense (2017 – 2021)
- President and Chief Executive Officer of Textron Systems (2012 – 2017), a provider of products and services supporting defense, homeland security, aerospace and infrastructure protection
- See bio on page 19 for more information

 ### Marc J. Walfish
Independent Director

- Familiar with navigating the unique economic cycles that impact the Company
- Founding partner of Merit Capital Partners, a mezzanine investor company (1991 – present)
- Knowledge of capital markets, M&A and portfolio management, with expertise in corporate finance, strategic planning and risk management
- Held responsibility for managing Midwest offices and portfolio of over $2 billion as a senior executive at Prudential Capital Corporation
- See bio on page 19 for more information

Proposal 2 Advisory proposal to approve our Fiscal Year 2025 executive compensation

 **FOR**

▸ See pages 41-76

Proposal 3 Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for Fiscal Year 2026

 **FOR**

▸ See pages 77-78

Board of Directors highlights

	Director Since	Class and Term Expiration	Committees				
			NGC	HCCC	AC	ASTC	EC
Director Nominees							
Jeffrey N. Edwards Partner and Vice Chairman, New Vernon Capital	2024	Class II 2025	●		○		○
John M. Holmes Chairman, President, and Chief Executive Officer, AAR CORP.	2017	Class II 2025					●
Ellen M. Lord Former Under Secretary of Defense for Acquisition and Sustainment; Former President and Chief Executive Officer, Textron Systems	2021	Class II 2025	○	○		○	
Marc J. Walfish Lead Independent Director Founding Partner, Merit Capital Partners	2003	Class II 2025	○		●		○
Continuing Directors							
John W. Dietrich Executive Vice President and Chief Financial Officer, FedEx Corporation	2023	Class III 2026		○	○	○	
Robert F. Leduc Former President, Pratt & Whitney	2020	Class III 2026		○	○	○	
Duncan J. McNabb General, U.S. Air Force (Ret.); Co-Founder and Managing Partner, Ares Mobility Solutions, Inc.	2017	Class III 2026	○			●	○
Peter Pace General, U.S. Marine Corps (Ret.); Former Chairman of the Joint Chiefs of Staff	2011	Class III 2026		○	○		
Michael R. Boyce Chairman, Chief Executive Officer, and Managing Director, Peak Investments, LLC	2005	Class I 2027	○		○	○	
Billy J. Nolen Chief Regulatory Affairs Officer, Archer Aviation Inc. Former Acting FAA Administrator	2023	Class I 2027		○		○	
Jennifer L. Vogel Former Senior Vice President, General Counsel, Secretary, and Chief Compliance Officer, Continental Airlines, Inc.	2016	Class I 2027	○	●			○
Hema Widhani Principal and Chief Experience, Brand and Marketing Officer, Edward Jones	2025	Class I 2027					

● Committee Chair   **NGC** - Nominating and Governance Committee   **AC** - Audit Committee   **EC** - Executive Committee

○ Committee Member   **HCCC** - Human Capital and Compensation Committee   **ASTC** - Aviation Safety and Training Committee

Corporate governance highlights

We strive to implement and maintain "best corporate governance practices," tailoring them, as appropriate, to fit our culture, strategy and performance. Below are highlights of the expected composition our Board of Directors (the current director nominees and the continuing members) following the Annual Meeting and a list of our corporate governance practices.

12	11	65	8 years
directors	independent directors	Average age of directors	Average tenure of directors

✔ Lead Independent Director	✔ Ethics hotline policy
✔ Majority voting in uncontested director elections	✔ Related person transaction policy
✔ Stock ownership and retention guidelines	✔ Disclosure committee for financial reporting
✔ Annual stock grant to non-employee directors	✔ Annual say-on-pay stockholder vote
✔ Executive sessions of independent directors	✔ Stockholder engagement program
✔ Independent compensation consultant	✔ Independent Board Committees
✔ Board, Board Committee, and individual director self-evaluations	✔ Enterprise risk management program
✔ Director orientation and continuing education programs	✔ Active board refreshment processes
✔ Code of business ethics and conduct	

Stockholder engagement

We recognize and value the importance of engaging with our stockholders and other key constituents in an open and constructive manner.

Why we engage

The purposes of our stockholder engagement program are to promote communication, increase transparency, and most importantly, better understand and address the perspectives of our stockholders. We believe that opportunities to receive and consider stockholder feedback enhance our corporate governance, strategic vision, and executive compensation practices, which in turn contributes to the long-term value of the Company.

Stockholder outreach

In Fiscal Year 2025, we continued our longstanding practice to regularly engage with stockholders on a host of topics including company strategy and performance, corporate governance, sustainability, and other topics. Members of our senior management team participated from time to time in numerous investor meetings, calls, and conferences. These interactions allow investors the opportunity to meet, ask questions of, and provide advice to, our key executives. A member of the Board attends these meetings when requested by stockholders.

See "Stockholder engagement" and "Response to stockholder feedback" in the "Compensation discussion and analysis" ("CD&A") section for details on how we have engaged with stockholders, what we heard from them and how we responded to their feedback related to executive compensation. The feedback received from our stockholder outreach efforts is shared with and considered by our Board. Our engagement has generated valuable input that helps inform our decisions and strategy regarding executive compensation.

We also carefully consider the viewpoints of proxy advisory firms that represent the interests of various stockholders, which further inform the actions that our Board and Human Capital and Compensation Committee take to enhance our executive compensation program.

Executive compensation highlights

Pay-for-performance and stockholder alignment

- Annual cash bonuses are linked to two key performance metrics critical to the success of our business strategy: adjusted diluted earnings per share from continuing operations (80%) and adjusted net working capital turns (20%).
- The Fiscal Year 2025 long-term incentive program is 100% equity based, consisting of performance-based restricted stock (60%), stock options (20%) and time-based restricted stock (20%).
- Performance-based restricted stock for Fiscal Year 2025 is linked to three key performance metrics: adjusted income from continuing operations (70%), return on invested capital (20%) and relative total stockholder return (10%).
- AAR targets total pay opportunities for its executive officers, individually and as a group, within a competitive range around the median of the market. Fiscal Year 2025 pay levels and decisions disclosed in this proxy statement are consistent with this philosophy.
- AAR's compensation mix – cash versus equity, fixed versus variable, and annual versus longer-term – is consistent with competitive best practices.

Cash bonuses under the Fiscal Year 2025 short-term incentive plan

Strategic goal	Compensation measure	
Drive profitability and deliver value to stockholders	**80**%	Adjusted diluted earnings per share from continuing operations
Make efficient use of stockholder capital in support of Company sales	**20**%	Adjusted net working capital turns

Performance-based restricted stock under the Fiscal Year 2025 long-term incentive plan

Strategic goal	Compensation measure	
Increase profitability and deliver value to stockholders	**70**%	Adjusted income from continuing operations
Enhance efficiency in allocating capital to generate higher returns	**20**%	Average return on invested capital
Outperform peer group* companies in generating stockholder value	**10**%	Relative total stockholder return

* Companies include a custom peer group of companies in commercial aviation-linked lines of business.

Fiscal Year 2025 compensation of our Chief Executive Officer, John M. Holmes

14% Base salary	17% Performance-based annual cash bonus	41% Performance-based restricted stock	14% Stock options	14% Time-based restricted stock



Fiscal Year 2025 compensation of other named executive officers as a group

26% Base salary	23% Performance-based annual cash bonus	31% Performance-based restricted stock	10% Stock options	10% Time-based restricted stock

Executive compensation program enhancements

We continue to be committed to pay-for-performance. In response to previous feedback from stockholders, our Human Capital and Compensation Committee made enhancements to our executive compensation program for Fiscal Year 2025. See "Compensation discussion and analysis" for further information.

We will continue to consider investor feedback relating to our executive compensation program.

Executive compensation practices

What We Do

- ✓ Annual say-on-pay stockholder vote
- ✓ Emphasis on performance-based or at-risk compensation
- ✓ Multi-year vesting periods for stock awards
- ✓ Limited perquisites
- ✓ "Double trigger" change-in-control provisions*
- ✓ Meaningful stock ownership and retention guidelines for directors and executive officers
- ✓ Prohibition on short sales, pledging and hedging transactions
- ✓ Claw-backs of incentive compensation in the event of certain financial restatements
- ✓ Annual assessment of incentive compensation plans

What We Do Not Do

- ✗ No tax gross-ups
- ✗ No repricing of stock options
- ✗ No dividends or dividend equivalents paid on stock or stock unit awards unless vesting conditions are met

* All agreements with our named executive officers contain "double trigger" change-in-control provisions with the exception of the vesting of equity awards under a legacy agreement with our Chairman, President and Chief Executive Officer that was entered into in 2018.

Note about links to websites

Links to websites included in this proxy statement are provided solely for convenience purposes. Content on the websites, including content on our website, is not, and shall not be deemed to be, part of this proxy statement or incorporated herein or into any of our other filings with the SEC.

Proposal 1
Election of director nominees



Proposal 1 Election of four director nominees named in this proxy statement

Board recommendation

 Our Board unanimously recommends that you vote **FOR** each director nominee.

Proposal summary

We are asking you to elect four directors named in this proxy statement at this annual meeting. The director nominees are: Jeffrey N. Edwards, John M. Holmes, Ellen M. Lord and Marc J. Walfish.

Each director nominee is currently serving as a director of the Company. Three of the four director nominees have been determined by the Board to be ''independent'' within the meaning of the rules of the New York Stock Exchange (''NYSE'') and the SEC.

Director skills & qualifications

The Nominating and Governance Committee believes that the Board is currently well-balanced and able to address our Company's needs. The recent addition of Ms. Widhani increases the Board's breadth of experience and prepares us for the continued execution of our strategy. As evidenced by the biographical information provided below, our directors have significant experience in chief executive or other senior-level operating, financial and international management positions.

Six of our director nominees and continuing directors currently serve as a director of other public companies, which provides them with a range of experiences that can enhance their contribution to our Board.

Proposal 1 Election of director nominees

Set forth below is information regarding the nominees for election as directors and the directors in each class continuing in office after the annual meeting. Also discussed below are specific experiences, qualifications, attributes and skills of our directors considered by the Nominating and Governance Committee as part of its review of our Board's membership and in connection with its nomination of the candidates for election to the Board at the annual meeting.

	Michael R. Boyce	John W. Dietrich	Jeffrey N. Edwards	John M. Holmes	Robert F. Leduc	Ellen M. Lord	Duncan J. McNabb	Billy J. Nolen	Peter Pace	Jennifer L. Vogel	Marc J. Walfish	Hema Widhani
CEO experience	✓	✓		✓	✓	✓						
Finance	✓	✓	✓	✓	✓	✓					✓	✓
Accounting		✓	✓								✓	
Commercial aerospace		✓		✓	✓	✓	✓	✓	✓	✓		
Military aerospace		✓			✓	✓	✓	✓	✓			
Services		✓	✓	✓	✓	✓	✓	✓	✓	✓		✓
International business	✓	✓	✓	✓	✓	✓		✓		✓		✓
Sales & marketing	✓	✓	✓	✓	✓	✓					✓	✓
Supply chain & logistics	✓	✓		✓	✓	✓	✓		✓			
Operating	✓	✓	✓	✓	✓	✓	✓	✓	✓			✓
M&A	✓	✓	✓	✓	✓	✓				✓	✓	
Manufacturing	✓				✓	✓						
Government contracting		✓			✓	✓	✓	✓	✓	✓		
Information technology / cyber / innovation						✓			✓			✓
Human resources		✓		✓	✓			✓	✓	✓		
Risk management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate governance	✓	✓	✓	✓	✓		✓		✓	✓		
Safety	✓	✓		✓	✓	✓	✓	✓	✓	✓		
Female directors						✓				✓		✓
Male directors	✓	✓	✓	✓	✓		✓	✓	✓		✓	

Information about our director nominees and our continuing directors

Information about our director nominees and our continuing directors whose terms expire in future years is set forth below.

Our director nominees

Class II Directors whose terms expire at the 2025 annual meeting:



Age: **64**

Director since: **2024**

Committees:

- **Nominating and Governance (Chair)**
- **Audit**
- **Executive**

Other public company directorships:

- **American Water Works Company, Inc.**
- **Raymond James Financial, Inc.**

Jeffrey N. Edwards   Independent Director

Expertise relevant to our business and strategy

- Extensive expertise in finance, capital markets and business growth with more than 40 years in the financial services sector
- Served in various senior executive roles at financial services firms including Vice Chairman at Merrill Lynch & Co.
- Experience in strategic planning, international business development, operations and corporate governance
- Current director of two S&P 500 companies

Career highlights

- Partner and Vice Chairman of New Vernon Capital, an investment advisory firm (2024 – present); Chief Operating Officer (2009 – 2024)
- Vice Chairman, Merrill Lynch & Co., a leading global capital markets and financial services firm (2007 – 2009); Chief Financial Officer (2005 – 2007); various other senior executive positions related to origination, capital markets, equity and investment banking over 24 years at the firm

Skills and qualifications

- Finance, Accounting, Services, International business, Sales & marketing, Operating, M&A, Risk management, Corporate governance



Chairman, President and Chief Executive Officer of AAR CORP.

Age: **48**

Director since: **2017**

Committees:

- **Executive**

Other public company directorships:

- **GATX Corporation**

John M. Holmes   Chairman of the Board

Expertise relevant to our business and strategy

- Demonstrated leadership and management abilities as our President and Chief Executive Officer and in other senior officer positions at the Company
- Knowledge of our businesses, portfolio of services and the markets in which we compete
- Customer and supplier relationships developed over 20+ years at the Company
- Continues to grow the Company through multiple acquisitions, including Trax and Triumph Group's Product Support business
- Senior leadership and board experience at public companies

Career highlights

- Chairman of the Board (2023 – present)
- President and Chief Executive Officer (2018 – present)
- President and Chief Operating Officer (2017 – 2018)
- Positions of increasing responsibility at AAR prior thereto

Skills and qualifications

- CEO experience, Finance, Commercial aerospace, Services, International business, Sales & marketing, Supply chain & logistics, Operating, M&A, Human resources, Risk management, Corporate governance, Safety



Age: **65**

Director since: **2021**

Committees:

- **Nominating and Governance**
- **Human Capital and Compensation**
- **Aviation Safety and Training**

Other public company directorships:

- **Parsons Corporation**
- **SES S.A.**

Other public company directorships held in the past five years:

- **Comtech Telecommunications Corp.**

Ellen M. Lord   Independent Director

Expertise relevant to our business and strategy

- Leadership, management and strategic planning expertise acquired while serving as the Under Secretary of Defense for Acquisition and Sustainment for the U.S. Department of Defense
- Experience in procurement, contract administration, logistics, and environmental matters
- Experience in the private sector as the Chief Executive Officer of Textron Systems, where she led a multi-billion-dollar company with products and services supporting defense, homeland security, aerospace and infrastructure protection

Career highlights

- Under Secretary of Defense for Acquisition and Sustainment for the U.S. Department of Defense (2017 – 2021)
- President and Chief Executive Officer of Textron Systems (2012 – 2017); other leadership positions at Textron Systems and related companies
- Currently serves as Vice Chair of the U.S. Naval Institute and advises multiple defense technology companies and not-for-profit organizations
- Former Vice Chair of the Congressional Planning, Programming, Budgeting and Execution (PPBE) Commission

Skills and qualifications

- CEO experience, Finance, Commercial aerospace, Military aerospace, Services, International business, Sales & marketing, Supply chain & logistics, Operating, M&A, Manufacturing, Government contracting, Information technology / cyber / innovation, Risk management, Safety



Age: **73**

Director since: **2003**

Committees:

- **Nominating and Governance**
- **Audit (Chair)**
- **Executive**

Other public company directorships:

- **None**

Marc J. Walfish   Lead Independent Director

Expertise relevant to our business and strategy

- Familiar with navigating the unique economic cycles that impact the Company
- Experience in the finance industry, including as a founding partner of Merit Capital Partners, which manages partnerships with over $1 billion in committed capital
- Knowledge of capital markets, complex M&A transactions and portfolio management
- Expertise in corporate finance, strategic planning and risk management
- Held responsibility for managing Midwest offices and portfolio of over $2 billion as a senior executive at Prudential Capital Corporation

Career highlights

- Founding Partner of Merit Capital Partners, a mezzanine investor company formerly known as William Blair Mezzanine Capital Partners (1991 – present)
- Senior Vice President, Prudential Capital Corporation and various other positions at The Prudential Insurance Company of America (1978 – 1991)

Skills and qualifications

- Finance, Accounting, Sales & marketing, M&A, Risk management

Class III Directors whose terms expire at the 2026 annual meeting:



Age: **60**
Director since: **2023**
Committees:

- **Human Capital and Compensation**
- **Audit**
- **Aviation Safety and Training**

Other public company directorships:

- **First Horizon Corp.**

Other public company directorships held in the past five years:

- **Atlas Air Worldwide Holdings, Inc.**

John W. Dietrich   Independent Director

Expertise relevant to our business and strategy

- More than 30 years' experience with multinational public companies, including all facets of aviation and airline management
- Currently Chief Financial Officer of FedEx Corporation where he advances corporate initiatives to foster greater efficiencies, manage costs, and provide innovative solutions
- Former Chief Executive Officer of one of the world's largest airfreight operators, Atlas Air Worldwide Holdings, Inc., a $4 billion public company
- Extensive knowledge of commercial and government aircraft services
- Expertise in operations, supply chain, legal, human resources and risk management

Career highlights

- Executive Vice President and Chief Financial Officer, FedEx Corporation, a global provider of transportation, e-commerce and business services (2023 – present)
- President, Chief Executive Officer and Director, Atlas Air Worldwide Holdings, Inc., a leading global provider of outsourced aircraft and aviation operating services (2020 – 2023); President and Chief Operating Officer (2019 – 2020); Executive Vice President and Chief Operating Officer (2006 – 2019); Senior Vice President, General Counsel and Corporate Secretary and Associate General Counsel (1999 – 2006)

Skills and qualifications

- CEO experience, Finance, Accounting, Commercial aerospace, Military aerospace, Services, International business, Sales & marketing, Supply chain & logistics, Operating, M&A, Government contracting, Human resources, Risk management, Corporate governance, Safety



Age: **69**
Director since: **2020**
Committees:

- **Human Capital and Compensation**
- **Audit**
- **Aviation Safety and Training**

Other public company directorships:

- **JetBlue Airways Corporation**
- **Howmet Aerospace, Inc.**

Robert F. Leduc   Independent Director

Expertise relevant to our business and strategy

- Extensive experience in the aviation sector
- Operational expertise, including managing through various down cycles Significant experience in enhancing brands and managing talent, including roles of increasing leadership responsibility in program management, strategy and customer support, at a large international company
- Experience serving on other public company boards in the aviation industry

Career highlights

- President of Pratt & Whitney, an aerospace manufacturer and a subsidiary of United Technologies Corporation (2016 – 2020)
- Various senior executive roles at United Technologies Corporation over 38 years, including President of Sikorsky Aircraft, a helicopter manufacturer (2015 – 2016)
- Leadership positions at Hamilton Sundstrand and UTC Aerospace Systems (prior to 2015)

Skills and qualifications

- CEO experience, Finance, Commercial aerospace, Military aerospace, Services, International business, Sales & marketing, Supply chain & logistics, Operating, M&A, Manufacturing, Government contracting, Human resources, Risk management, Corporate governance, Safety



Age: **73**

Director since: **2017**

Committees:

- **Nominating and Governance**
- **Aviation Safety and Training (Chair)**
- **Executive**

Other public company directorships:

- **None**

Other public company directorships held in the past five years:

- **Atlas Air Worldwide Holdings, Inc.**

Duncan J. McNabb   Independent Director

Expertise relevant to our business and strategy

- Expertise in government resourcing and government affairs at the highest levels gained from decades of service with the U.S. Air Force, including service as Commander of the U.S. Transportation Command ("US TRANSCOM"), the single manager for global air, land and sea transportation for the U.S. Department of Defense ("DOD")
- Strategic planning, operations, supply chain and leadership skills honed while overseeing DOD's end-to-end supply chain, transportation and distribution to U.S. forces worldwide
- Held responsibility for operational logistics and strategic mobility support to the Chairman of the Joint Chiefs of Staff and the Secretary of Defense
- Former Director and Chairman of the Board of Atlas Air Worldwide Holdings, Inc., one of the world's largest international airfreight companies

Career highlights

- Co-Founder and Managing Partner of Ares Mobility Solutions Inc., a privately-held logistics business (2011 – present)
- General, U.S. Air Force (Retired) after 37 years of active commissioned service; former Commander, U.S. Air Mobility Command, 33rd Vice Chief of Staff of the U.S. Air Force and Former Commander of US TRANSCOM; Director for Logistics on the Joint Staff; U.S. Air Force Deputy Chief of Staff for Plans and Programs with responsibility for all Air Force Programs

Skills and qualifications

- Commercial aerospace, Military aerospace, Services, Supply chain & logistics, Operating, Government contracting, Risk management, Corporate governance, Safety



Age: **79**

Director since: **2011**

Committees:

- **Human Capital and Compensation**
- **Audit**

Other public company directorships:

- **None**

Other public company directorships held in the past five years:

- **Qualys, Inc.**
- **Rigetti Computing, Inc.**

Peter Pace   Independent Director

Expertise relevant to our business and strategy

- Leadership and management skills and experience from over 40 years of service with the U.S. Marine Corps and retiring from the most senior position in the U.S. Armed Forces
- Extensive government experience gained while serving as the principal military advisor to the President, the Secretary of Defense, the National Security Council and the Homeland Security Council in his role as Chairman of the Joint Chiefs of Staff
- Deep understanding of the government and defense markets
- Cybersecurity expertise
- Prior service as a director of other public companies

Career highlights

- General, U.S. Marine Corps (Retired)
- Chairman of the Joint Chiefs of Staff, the most senior position in the U.S. Armed Forces (2005 – 2007); Vice Chairman of the Joint Chiefs of Staff (2001 – 2005)

Skills and qualifications

- Commercial aerospace, Military aerospace, Services, Supply chain & logistics, Operating, Government contracting, Information technology / cyber / innovation, Human resources, Risk management, Corporate governance, Safety

Class I Directors whose terms expire at the 2027 annual meeting:



Age: **77**

Director since: **2005**

Committees:

- **Nominating and Governance**
- **Audit**
- **Aviation Safety and Training**

Other public company directorships:

- **None**

Other public company directorships held in the past five years:

- **Stepan Company**

Michael R. Boyce   Independent Director

Expertise relevant to our business and strategy

- Chairman and CEO of a company that has successfully acquired multiple businesses
- Extensive international management experience leading two global industrial organizations
- Insight into global manufacturing, supply and distribution practices
- International business development skills

Career highlights

- Chairman, Chief Executive Officer and Managing Director of Peak Investments, LLC, an operating and acquisition company (2018 – present)
- Retired Chairman of the Board of PQ Corporation, a specialty chemicals and catalyst company (2017 – 2019); Chairman and Chief Executive Officer (2005 – 2017)
- Previously held various senior executive roles at industrial chemical companies worldwide

Skills and qualifications

- CEO experience, Finance, International business, Sales & marketing, Supply chain & logistics, Operating, M&A, Manufacturing, Risk management, Corporate governance, Safety



Age: **67**

Director since: **2023**

Committees:

- **Human Capital and Compensation**
- **Aviation Safety and Training**

Other public company directorships:

- **None**

Billy J. Nolen   Independent Director

Expertise relevant to our business and strategy

- More than 30 years of experience in the aviation industry, corporate safety, regulatory affairs and flight operations
- Revamped certification requirements and airport-focused safety management systems while serving as Acting Administrator at the Federal Aviation Administration ("FAA")
- Knowledge of commercial and government aircraft services
- Expertise in operations, safety, human resources and risk management

Career highlights

- Chief Regulatory Affairs Officer of Archer Aviation Inc., an aerospace company (2023 – present)
- Acting Administrator at the FAA, the government agency that regulates civil aviation activities in the U.S., where he led certification reform and new safety management systems for airports (2022 – 2023); Associate Administrator of Aviation Safety (2022)
- Vice President, Safety, Security and Quality at WestJet Airlines, a large airline in Canada (2020 – 2021); Executive Manager of Group Safety and Health for Qantas, a large airline in Australia (2018 – 2019); Senior Vice President – Safety, Security & Operations, Airlines for America (A4A) (2015 – 2018); Managing Director – Corporate Safety & Regulatory Affairs, American Airlines Inc. (2011 – 2015)
- Captain, U.S. Army (1989 – 2015); served as pilot and trained pilots

Skills and qualifications

- Commercial aerospace, Military aerospace, Services, International business, Operating, Government contracting, Human resources, Risk management, Safety



Age: **63**

Director since: **2016**

Committees:

- **Nominating and Governance**
- **Human Capital and Compensation (Chair)**
- **Executive**

Other public company directorships:

- **Sun Country Airlines Holdings, Inc.**

Jennifer L. Vogel   Independent Director

Expertise relevant to our business and strategy

- Experience as a highly successful corporate executive with over 25 years of leadership experience in the airline and energy industries, including her leadership positions with Continental Airlines
- Legal and corporate governance expertise
- Experience in regulatory issues, mergers and acquisitions, ethics and compliance matters
- Experience as a director of other public companies including as Chair of the Board of Sun Country Airlines Holdings, Inc.

Career highlights

- Co-founder and owner of InVista Advisors, an advisory firm focused on legal department effectiveness, leadership, compliance, crisis readiness and risk management (2012 – 2020)
- Senior Vice President, General Counsel, Secretary and Chief Compliance Officer of Continental Airlines, Inc. (2003 – 2010)

Skills and qualifications

- Commercial aerospace, Services, International business, M&A, Government contracting, Human resources, Risk management, Corporate governance, Safety



Age: **47**

Director since: **2025**

Committees:

- **Not yet appointed**

Other public company directorships:

- **None**

Hema Widhani   Independent Director

Expertise relevant to our business and strategy

- Expertise in digital customer experience, including information technology and innovation, on an international scale through her various senior leadership roles at leading global financial services companies
- Experience in digital transformations, data analytics and insights, and artificial intelligence
- Led several Generative AI initiatives for Prudential's global insurance and retirement business

Career highlights

- Principal and Chief Experience, Brand and Marketing Officer, Edward Jones, a leading financial services firm (June 2025 – present)
- Chief Marketing and Digital Officer at Prudential Financial, Inc., a global financial services leader and investment manager (2023 – June 2025); Chief Customer Officer (2019 – 2023); Digital Product and Direct-to-Consumer Marketing Officer (2015 – 2019)
- Various digital, data, and customer-focused leadership roles at E*Trade, Citibank, Citicards and the WPP Group

Skills and qualifications

- Finance, services, international business, sales and marketing, operating, information technology / cyber/ innovation, and risk management

Corporate governance

Good corporate governance is an essential part of our corporate culture. We review our corporate governance policies and procedures on an annual basis. We strive to implement and maintain ''best corporate governance practices,'' tailoring them, as appropriate, to fit our culture, strategy and performance. We believe that we comply with all applicable SEC and NYSE corporate governance rules and regulations. We also have adopted additional corporate governance practices that we believe are in the best interests of the Company and its stockholders.

Copies of the following corporate governance documents are available on the Company's website at **www.aarcorp.com** under ''Investors / Corporate Governance'':

- Audit Committee Charter
- Human Capital and Compensation Committee Charter
- Nominating and Governance Committee Charter
- Aviation Safety and Training Committee Charter
- Executive Committee Charter
- Corporate Governance Guidelines
- Categorical Standards for Determining Director Independence
- Code of Conduct

These corporate governance documents are also available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

Director nominations and qualifications

The Board, acting through its Nominating and Governance Committee, is responsible for identifying, evaluating and recommending candidates for director.

Solicitation of director candidate recommendations

The Nominating and Governance Committee solicits director candidate recommendations from management, other directors, business and community leaders and stockholders. The Nominating and Governance Committee also may retain the services of a search firm to assist in identifying director candidates. Ms. Widhani was recommended to the Nominating and Governance Committee by a third-party search firm after an extensive search and interviews with several candidates.



Candidate considerations

The Nominating and Governance Committee considers all director candidates in the same manner, regardless of whether recommendations come from the Board, stockholders or other sources. In its evaluation of director candidates, the Nominating and Governance Committee considers the factors specified in the Company's Corporate Governance Guidelines, including:

- A high level of integrity and professional and personal ethics and values consistent with those of the Company;
- Professional background and relevant business and industry experience;
- Current employment, leadership experience and other board service;
- Demonstrated business acumen or special technical skills or expertise (e.g., auditing, financial, law and aviation/aerospace);
- A commitment to enhancing stockholder value and serving the interests of all stockholders;
- Independence (including within the meaning of the applicable SEC rules and applied to all NYSE rules) and freedom from any conflicts of interest that may interfere with a director's ability to discharge his/her fiduciary duties;
- Willingness and ability to make the commitment of time and attention necessary for effective Board service;
- A balance of business, financial and other experience, expertise, capabilities and perspectives among sitting directors in the context of the current composition of the Board, operating requirements of the Company and long-term interests of stockholders; and
- Other factors the Nominating and Governance Committee deems appropriate.



Composition considerations

To maintain a balanced and effective Board, the Nominating and Governance Committee considers the range of knowledge, skills, experience, background and perspectives of the members of the Board and director candidates. When the Nominating and Governance Committee seeks new candidates for director roles, it seeks individuals with qualifications that will complement the experience, skills and perspectives of the other members of the Board.



Recommendation

Following its evaluation of director candidates, the Nominating and Governance Committee recommends its director nominees to the full Board. Based on its review and consideration of the Committee's recommendation, the Board makes the final determination of the director nominees to be presented for election by the Company's stockholders.

A full list of the qualifications of director candidates considered by the Committee is set forth in the Corporate Governance Guidelines on the Company's website at www.aarcorp.com under ''Investors/Corporate Governance'' and is available in print to any stockholder upon written request to the Secretary of the Company at the address listed on the first page of this proxy statement. The Nominating and Governance Committee regularly reviews these qualifications and the performance of individual directors and the Board as a whole.

Stockholders may submit a proposed director nomination to the Nominating and Governance Committee for consideration at the 2026 annual meeting of stockholders by writing to the Secretary, AAR CORP., 1100 North Wood Dale Road, Wood Dale, Illinois 60191. To be eligible for consideration under the Company's By-Laws, a proposed nomination must be delivered to or mailed to and received at the Company's principal executive offices no earlier than the close of business on May 19, 2026 and no later than the close of business on June 18, 2026. However, in the event that the annual meeting is held on a date that is more than 30 calendar days before or after the anniversary date of the previous year's annual meeting, to be timely, the notice must be received by the Secretary of the Company no later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting is mailed or such public disclosure of the date of the annual meeting is made, whichever occurs first. The notice must state the reasons for the proposed nomination and must contain the information required under the Company's By-Laws, including the full name and address of the proposed nominee, a brief biographical background setting forth the nominee's past and present directorships, principal employment and occupation and information as to stock ownership and certain arrangements regarding the Company's common stock. A proposed nomination must also include a statement indicating that the proposed nominee has consented to being named in the proxy statement and to serve if elected.

Universal Proxy Rules. Stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees in accordance with Rule 14a-19 under the Securities Exchange Act of 1934 (the ''Exchange Act'') must provide written notice that sets forth the information required by our By-Laws and Rule 14a-19. This notice must be delivered to the Company at its principal executive offices within the applicable timeframes reflected in the advance notice of director nomination provision of our By-Laws described above (for the 2026 Annual Meeting, not earlier than the close of business on May 19, 2026 and not later than the close of business on June 18, 2026, subject to adjustment in certain events).

Director independence

A majority of the members of the Board must be independent directors under the Company's Corporate Governance Guidelines and applicable SEC and NYSE rules. The Nominating and Governance Committee and the Board review each director annually and make a determination concerning independence after consideration of all known facts and circumstances. The Board has established categorical standards to assist it in determining director independence. The Company's ''Categorical Standards for Determining Director Independence'' include all of the elements of the applicable SEC and NYSE rules with respect to director independence.

Based on these categorical standards, its review of all relevant facts and information available, and the recommendations of the Nominating and Governance Committee, the Board, at its meeting in July 2025, affirmatively determined that no director has a material relationship with the Company that would impair the director's ability to exercise independent judgment and, accordingly, that each director is an independent director, except for Mr. Holmes.

Director independence

11 of 12

directors are independent

The Board's independence determinations consider the impact of Board service tenure on a director's independence, particularly with respect to directors with 10 or more years of Board service. The Board concluded that all longer-tenured directors, based on their communications and interactions with management, their decisions and their adherence to their fiduciary duties to stockholders, have demonstrated their independence from management.

Board composition and refreshment

The Board currently consists of 12 directors that are divided into three classes, designated as Class I, Class II and Class III.

Four of our directors — John W. Dietrich, Jeffrey N. Edwards, Billy J. Nolen and Hema Widhani — have joined in the last three years as a part of ongoing Board refreshment processes. The Board will continue to adjust its composition as needed to lead the Company as it seeks to solidify and enhance its status in the aviation services markets.

We do not currently have a mandatory retirement age. The Board reviews director succession on an annual basis, and evaluates director skills, experience, qualifications and other attributes, including tenure and age, as well as fit with the Company's current business needs, before nominating such Board member for re-election. Recognizing the value of continuity of directors who have experience with the Company, there are no limits on the number of terms a director may hold office. As an alternative to term limits, the Board's goal is to seek to maintain an average tenure of ten years or less for the independent directors as a group.



Average tenure: 8 years

In considering new director candidates, the Board takes into account the skills, tenure and experience of current directors to maintain a proper balance between director stability and fresh perspectives in the boardroom.

As a part of this effort, the Board maintains a director matrix as shown on page 17, to ensure that the Board, as a whole, has the expertise, experience, and skillset critical to the Company's continued success.

The Board's role and responsibilities

Risk management

Board

The Board is elected by our stockholders and represents their interests in overseeing our management, strategic direction and financial success. Effective risk management is an important Board priority. Risk oversight at the Board begins with a fundamental understanding of the Company's culture, business and strategy.

As set forth in the Company's Corporate Governance Guidelines, the Board exercises its risk oversight function directly and through its committees, which evaluate and oversee the management of the risks related to the topics covered in their charters. The entire Board regularly reviews and is informed regarding potentially significant risks, including, but not limited to, risks related to Company strategy, performance and other enterprise-wide risks, either through committee reports or management reports.

Committees

The Board delegates significant aspects of its risk management oversight responsibilities to its committees, as detailed below:

Nominating and Governance Committee

- Corporate governance
- Board and committee membership
- Director and CEO succession planning
- Board, committees and CEO evaluations
- Related person transactions
- Sustainability framework
- Board leadership structure

Audit Committee

- Risk assessment and risk management policies
- Financial reporting and disclosure practices
- Accounting and auditing
- Quality and adequacy of processes and internal controls
- Cybersecurity
- Ethics hotline
- Oversight of compliance program
- Oversight of enterprise risk management program, including environmental (such as climate) risks (see the bottom of this page and the bottom of page 32 for additional information on oversight of our enterprise risk management program)

Human Capital and Compensation Committee

- Compensation policies, practices and disclosures
- Target-setting under annual cash bonus and performance-based restricted stock programs
- Impact of performance-based compensation on risk-taking by management
- Compensation consultant independence
- Executive employment agreements
- Human capital management
- Succession planning for Company officers (other than the CEO)

Aviation Safety and Training Committee

- Safety compliance related to the delivery of services and products, employee safety, and maintaining a safety compliance culture
- Safety reporting practices, including voluntary disclosures, regulatory reporting, and safety management system reporting related to quality and health
- Safety training programs
- Aircraft damage and accidents

Management

The Board works with management in managing risk through internal processes, an effective internal control environment and an enterprise risk management program. Our enterprise risk management program is designed to identify, assess and prioritize our risk exposures across various timeframes, from the short term to the long term. Further, the enterprise risk management program and our disclosure controls and procedures are designed to appropriately escalate key risks to the Audit Committee as well as analyze potential risks for disclosure.

The Board gives particular attention to the following critical areas of board focus:

1   Strategic planning

The Board oversees the Company's business and capital allocation strategies. It discusses strategic planning at each Board meeting and typically holds a special strategy session with management each year dedicated exclusively to strategic planning. This session focuses on the development and implementation of the Company's short-term, intermediate-term and long-term strategic plans. The Board and management review and discuss the Company's operations, and financial and non-financial performance. They analyze aviation industry developments and trends, the Company's service and solution offerings and the competitive landscape in which the Company operates.

The Board monitors management's performance in the execution of the Company's strategy throughout the year. It receives regular updates from management at each meeting on strategic opportunities and risks that the Company is currently assessing or addressing, including through the oversight of management's enterprise risk management program.

2   Company performance

The Board receives regular updates relating to our financial performance against key measures, including sales growth, earnings per share growth, selling, general and administrative expense as a percentage of sales, return on invested capital and working capital turnover. The Board oversees operational performance at our business units through management presentations at each meeting.

The Board regularly reviews and compares its corporate governance profile against its peer group companies, competitors and market indices and is committed to engaging with and listening to its various stakeholders. See ''Stockholder engagement'' in the proxy summary and ''Stockholder engagement'' and ''Response to stockholder feedback'' in the CD&A for examples of how AAR listens and responds to its stockholders.

3   Management development and succession planning

AAR's Board places a high priority on senior management development and succession planning. The Nominating and Governance Committee conducts an annual evaluation review focused on CEO succession planning, and the Human Capital and Compensation Committee evaluates succession planning and retention practices for senior management leaders.

The annual review addresses the development and evaluation of current and potential senior leaders, and the development of short-term and longer-term succession plans for key positions, including a succession plan for the CEO position. The Board also has a CEO emergency succession planning process to address unanticipated events and emergency situations.

4   Cybersecurity

The Board has delegated responsibility to the Audit Committee for overseeing our cybersecurity risk management strategy. On a regular basis, the Board or Audit Committee receive and review reports from the Chief Digital and Technology Officer and the Chief Information Security Officer relating to the status of cybersecurity planning and protections, the overall state of our cybersecurity program, emerging cybersecurity developments and threats, and our strategy to mitigate cybersecurity risks.

Role and responsibilities of the Board committees

The Board has a Nominating and Governance Committee, a Human Capital and Compensation Committee, an Audit Committee, an Aviation Safety and Training Committee, and an Executive Committee. The following table outlines the general responsibilities of the Board committees as well the composition of such committees:

Nominating and Governance Committee



Jeffrey N. Edwards
Chair

Members
Michael R. Boyce
Ellen M. Lord
Duncan J. McNabb
Jennifer L. Vogel
Marc J. Walfish

Role and responsibilities

The Nominating and Governance Committee is comprised entirely of independent directors qualified to serve on the Committee under applicable SEC and NYSE rules and our Categorical Standards for Determining Director Independence.

The Nominating and Governance Committee acts under a written charter adopted by the Board. The charter is reviewed and approved by the Committee and the Board annually. The full text of the Committee charter appears on our website at www.aarcorp.com/investor-relations/corporate-governance and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

The Nominating and Governance Committee is responsible for both nominating and governance matters as described in its charter. The Committee performs the specific functions described in its charter, including:

- Oversees the composition, structure and evaluation of the Board and its committees;
- Conducts, together with the Human Capital and Compensation Committee and Lead Independent Director, an annual performance evaluation of the Chief Executive Officer;
- Reviews, considers, and acts upon related person transactions (also reviews the policy periodically and recommends changes to the Board);
- Reviews succession plans for the Chairman and committee chairs, as well as the Chief Executive Officer, and recommends individuals to fill these positions;
- Reviews various components of our sustainability framework, including sustainability oversight structure, sustainability strategy and material disclosures regarding the oversight process and our sustainability initiatives, and, if appropriate, makes recommendations to the Board concerning the same;
- Develops and recommends Corporate Governance Guidelines for Board approval;
- Monitors and screens directors for independence and recommends to the Board qualified candidates for election as directors and to serve on Board committees;
- Reviews any stockholder proposals that may be received related to corporate governance;
- Reviews and makes recommendations to the Board regarding certain policies and procedures as required by the Board; and
- Oversees the Company's management of risks related to the topics covered under its charter.

The Nominating and Governance Committee held four meetings during Fiscal Year 2025.

The Nominating and Governance Committee oversees and reports to the Board on corporate governance risks, including Board and committee membership, director independence and related person transactions. See "Risk management" on page 28 for key risk oversight responsibilities.

Human Capital and Compensation Committee



Jennifer L. Vogel
Chair

Members
John W. Dietrich
Robert F. Leduc
Ellen M. Lord
Billy J. Nolen
Peter Pace

Role and responsibilities

The Human Capital and Compensation Committee is comprised entirely of independent directors qualified to serve on the Committee under applicable SEC and NYSE rules and our Categorical Standards for Determining Director Independence.

The Human Capital and Compensation Committee acts under a written charter adopted by the Board. The charter is reviewed and approved by the Committee and the Board annually. The full text of the Committee charter appears on our website at **www.aarcorp.com/investor-relations/corporate-governance** and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

The Human Capital and Compensation Committee is primarily concerned with establishing, reviewing and approving Chief Executive Officer compensation, reviewing and approving other senior executive compensation and overseeing our stock plans and other executive compensation and employee benefit plans and human capital management and related initiatives. The Committee performs the specific functions described in its charter, including:

- Sets the compensation of the Chief Executive Officer and, together with the Nominating and Governance Committee and Lead Independent Director, conducts an annual performance review of the Chief Executive Officer;
- Reviews and approves compensation policies and practices for all elected corporate officers, including named executive officers;
- Administers our short-term incentive plan and the long-term incentive stock plan, and reviews and monitors awards under such plans;
- Reviews and sets any performance, operating or strategic goals for participants in the Company's incentive plans;
- Recommends director compensation and benefits to the Board for approval;
- Reviews and approves any clawback policy allowing the Company to recoup compensation paid to employees;
- Oversees administration of certain other employee benefit, director deferred compensation, savings and retirement plans;
- Reviews succession plans for Company officers other than the Chief Executive Officer;
- Reviews our activities with respect to our human capital function, including succession planning and talent development;
- Reviews public disclosures and any stockholder proposals that may be received related to human capital and compensation; and
- Oversees the Company's management of risks related to the topics covered under its charter.

The Committee may, in its discretion, delegate its duties and responsibilities to a subcommittee of the Committee or to other directors and officers of the Company as it deems appropriate and to the extent permitted by applicable laws and regulations of the SEC and NYSE.

The Human Capital and Compensation Committee held five meetings during Fiscal Year 2025. Information about the roles of the Committee's independent compensation consultant and management in the executive compensation process is set forth under "Executive compensation — Compensation, discussion and analysis."

The Human Capital and Compensation Committee oversees and reports to the Board on our cash bonus and stock-based compensation programs to ensure that they are appropriately structured to incentivize officers and key employees while avoiding unnecessary or excessive risk-taking. See "Risk management" on page 28 for key risk oversight responsibilities.

Audit Committee



Marc J. Walfish
Chair

Members
Michael R. Boyce
John W. Dietrich
Jeffrey N. Edwards
Robert F. Leduc
Peter Pace

Role and responsibilities

The Audit Committee is comprised entirely of independent directors qualified to serve on the Committee under applicable SEC and NYSE rules and our Categorical Standards for Determining Director Independence. The Board has determined that each Committee member is financially literate and that each of Messrs. Walfish, Boyce, Dietrich, Edwards, Leduc and Pace is an "audit committee financial expert" within the meaning of applicable SEC rules.

The Audit Committee acts under a written charter adopted by the Board. The charter is reviewed and approved by the Committee and the Board annually. The full text of the Committee charter appears on our website at **www.aarcorp.com/investor-relations/corporate-governance** and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

The Audit Committee's primary responsibility is to assist the Board in fulfilling its duty to stockholders to oversee and review: the quality and integrity of our financial statements and internal controls over financial reporting; the qualifications, independence and performance of our independent registered public accounting firm; and the performance of our Internal Audit function.

The Audit Committee performs the specific functions described in its charter, including:

- Approves and engages the independent registered public accounting firm that audits our consolidated financial statements;
- Pre-approves all non-audit and audit-related services furnished by the independent registered public accounting firm;
- Maintains communication between the Board and the independent registered public accounting firm;
- Monitors the qualifications, independence and performance of the independent registered public accounting firm;
- Oversees and reviews our financial reporting processes and practices;
- Oversees and reviews the quality and adequacy of internal controls over financial reporting, disclosure controls and the organization and performance of our internal audit department;
- Reviews the scope and results of audits;
- Oversees cybersecurity;
- Oversees the internal and external review of quantitative environmental data and related disclosures included in our sustainability reports;
- Oversees our compliance program;
- Oversees our enterprise risk management program, including environmental (such as climate) risks and other risks related to the topics covered under its charter; and
- Meets with the independent registered public accounting firm representatives and internal audit department representatives without members of management present.

The Audit Committee held four meetings during Fiscal Year 2025.

The Audit Committee reviews and assesses management's processes for managing risks relating to accounting, financial reporting, investment, tax and legal compliance, risks identified by our internal and external auditors, and matters raised through our ethics hotline. See "Risk management" on page 28 for key risk oversight responsibilities.

The Audit Committee oversees the enterprise risk management process, which is led by our internal audit department and includes developing and implementing risk mitigation strategies, overseeing the effectiveness of the risk mitigation strategies, and reporting to the Committee. The results of our enterprise risk management process are reported to the Committee to review and discuss our principal risks and outline the risk mitigation approach for addressing these risks.

Aviation Safety and Training Committee



Duncan J. McNabb
Chair

Members
Michael R. Boyce
John W. Dietrich
Robert F. Leduc
Ellen M. Lord
Billy J. Nolen

Role and responsibilities

The Aviation Safety and Training Committee is comprised entirely of independent directors, as determined by our Categorical Standards for Determining Director Independence.

The Aviation Safety and Training Committee acts under a written charter adopted by the Board. The charter is reviewed and approved by the Committee and the Board annually. The full text of the Committee charter appears on our website at **www.aarcorp.com/investor-relations/corporate-governance** and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

The Aviation Safety and Training Committee assists the Board in the oversight of aviation safety matters relating to our operations as described in its charter. The Committee performs the specific functions described in its charter, including:

- Monitors policies and processes relating to the delivery of services and products in a manner to promote safety;
- Monitors efforts to ensure the safety of employees and create a culture of safety compliance; and
- Periodically reviews all aspects of aviation safety as it may affect business operations including, without limitation:
  - The Federal Aviation Administration's Voluntary Disclosure Reporting Program;
  - Regulatory findings and corrective actions;
  - Safety training and programs; and
  - Our safety management system and reporting of injury/lost time and aircraft damage/accidents, and any response thereto.

The Aviation and Safety Training Committee held four meetings during Fiscal Year 2025.

The Aviation Safety and Training Committee oversees and reports to the Board on aviation safety-related risks. See "Risk management" on page 28 for key risk oversight responsibilities.

Executive Committee



John M. Holmes
Chair

Members
Jeffrey N. Edwards
Duncan J. McNabb
Jennifer L. Vogel
Marc J. Walfish

Role and responsibilities

The Executive Committee acts under a written charter adopted by the Board. The charter is reviewed and approved by the Board annually. The full text of the Committee charter appears on our website at www.aarcorp.com/investor-relations/corporate-governance and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

The Executive Committee is authorized to meet between meetings of the Board and exercise certain powers of the Board with respect to urgent matters or other matters referred to it by the Board for deliberation or action, subject to limitations imposed by the Committee's charter, the Board, applicable law and the Company's By-Laws.

The Executive Committee did not meet during Fiscal Year 2025.

Board, management and employee interaction

The Board and its committees receive information from, and have regular access to, individual members of management responsible for managing risk, including the Company's President and Chief Executive Officer, the Chief Financial Officer, the Controller and Chief Accounting Officer, the General Counsel, the Internal Auditor, the Chief Compliance Officer and the business group leaders. The Company also provides each director with access to the Company's external advisors and independent registered public accounting firm.

The directors, when possible, also meet each quarter with a broader group of the Company's employees at regularly scheduled Board dinners and in other informal settings to learn more about the Company's businesses, employees and culture. The Board also periodically holds meetings at a Company facility other than the corporate headquarters to promote interaction with local management and employees and allow directors a first-hand opportunity to inspect and better understand the Company's business operations.

Executive sessions

The independent directors of the Board meet in executive session without management as part of each regular Board meeting and otherwise when circumstances make it advisable or necessary. The independent directors also hold meetings with and without the Chairman of the Board. The Lead Independent Director presides at all executive sessions of the independent directors. The independent directors met separately as a group on 10 occasions in Fiscal Year 2025.

Board structure

Board leadership

The Board determines the appropriate leadership structure for the Board and the Company consistent with the best interests of stockholders. The Board regularly reviews the Company's leadership structure. The leadership structure is intended to promote strong oversight, encourage open and independent viewpoints, and contribute to the long-term success of the Company and the effective performance of the Board. For these reasons, the Board continues to believe that having a consolidated Chairman and Chief Executive Officer role is in the best interests of our stakeholders at this time. The Board periodically reviews and considers whether these roles should be combined or separated as part of its regular review of the effectiveness of the Company's governance structure.

Marc J. Walfish serves as the Lead Independent Director of the Board of Directors, a position established under the Corporate Governance Guidelines and elected annually by the independent directors.

The following provides a brief description of the key responsibilities of our Chairman, President and Chief Executive Officer and our Lead Independent Director:

 **John M. Holmes**
Chairman, President and Chief Executive Officer

Key responsibilities

- Chairs Board meetings and annual meetings of stockholders
- Has the authority to call Board meetings
- Collaborates on Board meeting agendas, meeting schedules and information sent to the Board
- Chairs the Executive Committee of the Board
- Manages our day-to-day operations
- Develops and implements our business strategy and capital allocation strategy
- Serves as our principal spokesperson
- Represents the Company to customers, suppliers and industry partners

 **Marc J. Walfish**
Lead Independent Director

Key responsibilities

- Presides at all Board meetings when the Chairman is not present
- Has the authority to call Board meetings and meetings of the independent directors
- Chairs executive sessions of the independent directors
- Consults with and serves as a liaison between the Chairman, President and Chief Executive Officer and the independent directors
- Facilitates the Board and Board Committee self-evaluation process and participates in the Chief Executive Officer evaluation process

Board practices and policies

Board meetings and attendance

During Fiscal Year 2025, the Board held seven meetings. All current directors attended at least 75% of the Board meetings and meetings of Board committees on which they served in Fiscal Year 2025.

Our Corporate Governance Guidelines provide that directors are expected to attend all stockholder meetings. All directors serving at the time attended the Company's 2024 annual meeting of stockholders.

Board, committee and individual evaluations

Our Nominating and Governance Committee leads an annual evaluation of the performance of the Board through which each director completes an anonymous questionnaire. The Board's Lead Independent Director reports the evaluation results — which include an assessment of the Board's performance as well as the identification of specific areas for improvement — to the full Board.

Each Committee also conducts an annual evaluation of its performance through in-person discussions guided by questions provided in advance. The discussions are facilitated by the Committee Chairs, who then report the results to the full Board.

Each director also undergoes an evaluation of effectiveness annually through the completion of an anonymous survey by the other directors who have served for at least one year. The Chairman and either the Lead Independent Director or a Committee Chair then meet individually with each director to discuss the aggregated feedback.

Board refreshment

In order to take a holistic and active approach to managing the composition of the Board, the Board does not have a mandatory retirement age policy in its Corporate Governance Guidelines. The Board reviews succession planning on an annual basis, and evaluates director skills, experience, qualifications and other attributes, including tenure and age, before nominating directors for re-election. Recognizing the value of continuity of directors who have experience with the Company, there are no limits on the number of terms a director may hold office. As an alternative to term limits, the Board's goal is to seek to maintain an average tenure of ten years or less for the independent directors as a group.

Corporate governance guidelines

The Board adopted Corporate Governance Guidelines to codify its policies and procedures and to demonstrate its commitment to corporate governance best practices. These Guidelines address director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, management evaluation and succession, and the annual performance evaluation of the Board. These Guidelines are reviewed and approved annually by the Nominating and Governance Committee and the Board. The full text of these Guidelines appears on the Company's website at www.aarcorp.com/investor-relations/corporate-governance and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

Code of conduct

"AAR's culture of ethics and compliance depends upon leadership by example, a commitment to shared values, an environment where employees are encouraged to speak up, and a respect for inclusion."

– John M. Holmes, Chairman, President & CEO

The Company's Code of Conduct adopted by the Board applies to all directors, officers, and employees, including the President and Chief Executive Officer, the Chief Financial Officer, the Controller and Chief Accounting Officer, the General Counsel, the Internal Auditor and the business group leaders.

The purpose of the Code of Conduct is to promote the highest ethical standards in the Company's business practices and procedures, including: the ethical handling of actual or apparent conflicts of interest; full, fair and timely disclosure; and compliance with applicable laws and governmental rules and regulations.

Employees are encouraged to report to the Company any conduct that they believe in good faith to be in violation of the Code of Business Ethics and Conduct. The Company has a strict non-retaliation policy for employees who report good-faith violations of the Code of Business Ethics and Conduct. We post any amendments to the Code of Conduct and any waivers from the Code granted by the Board to directors or executive officers on the Company's website, as required under SEC rules. The full text of the Code of Conduct appears on the Company's website at **www.aarcorp.com/investor-relations/corporate-governance** and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

Director orientation and continuing education

We hold director orientation sessions with new directors to familiarize them with our businesses, business strategies and corporate policies and practices. Our goal is to assist our new directors in understanding the Company and developing the skills and knowledge that they need to serve the interests of our stockholders. We regularly provide education materials to our directors on leadership, governance, compensation, risk and other topics of interest to public company directors. We also make external continuing education programs available to our directors to help them maintain and enhance their skills and knowledge in carrying out their ongoing responsibilities as directors of a public company. We reimburse directors for the cost of and reasonable expenses incurred in attending director education programs.

Ethics hotline

The Company maintains an ethics hotline through an independent third-party provider to receive confidential complaints, information, suggestions or recommendations concerning the Company, its officers, directors, employees, policies, procedures, employment and business practices, accounting or audit matters, financial reporting or compliance with other Company policies or applicable regulatory or legal requirements. The ethics hotline, which is toll-free and also accessible through the Company's website, permits individuals to identify themselves or remain anonymous at their election.

Related person transaction policy

The purpose of the written Related Person Transaction Policy (''Policy''), as adopted by the Board, is to provide for the identification, review, and consideration of transactions between the Company or its subsidiaries and any related persons. ''Related persons'' means: the Company's directors; director nominees; executive officers; greater than five percent beneficial owners of the Company's voting securities; members of their immediate families; and any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner, a principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

Under the Policy, any related person transaction involving amounts in excess of $120,000 must be reviewed, considered, and approved by the Board directly or through the Nominating and Governance Committee. Review of a proposed related person transaction takes into consideration the purpose of, and the potential benefits to the Company from, the related person transaction and the impact of the related person transaction on a director's independence in the event that the related person is a director or an immediate family member of a director. No member of the Board or the Nominating and Governance Committee may participate in any review, consideration, or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person.

In reviewing a related person transaction, the Committee or the Board will consider, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the nature of the related person's relationship with the Company, and the nature and extent of the related person's interest in the transaction.

The Policy provides that the Company may undertake certain pre-approved related person transactions (e.g., transactions in which the related person's interest derives solely from his or her service as a director of another corporation or entity that is a party to the transaction) without further specific review, consideration and approval.

The Board reviewed and approved the following related person transaction currently in effect and concluded that the transaction was fair and in the best interests of the Company:

- The Company entered into a consulting agreement with Mr. Storch, our former Chief Executive Officer and Chairman of the Board, as of September 20, 2022, effective upon his retirement from the Board on January 10, 2023, and in effect through the earlier of: (1) our 2024 annual meeting, (2) his death or disability, or (3) the termination of the agreement by the Company in the event of his uncured material breach of the agreement. The compensation paid to Mr. Storch under the agreement was an annualized amount of $400,000 per year, payable in arrears in equal monthly installments, reimbursement of travel and related business expenses in accordance with Company policy, and information technology support services. Mr. Storch's consulting agreement with the Company ended on September 17, 2024, the date of the 2024 annual meeting, during Fiscal Year 2025. Mr. Storch received $118,889 in consulting fees from the Company in Fiscal Year 2025.

Communications with the board of directors

Stockholders and other interested parties may communicate with the Board, the Chairman of the Board, the Lead Independent Director, the independent directors as a group, or any individual director or Committee Chair by mail addressed to:

AAR CORP.
Attention: Independent Directors, Lead Independent Director or the name of the individual director
c/o Secretary
1100 North Wood Dale Road
Wood Dale, Illinois 60191

The independent members of the Board have approved procedures for the processing, review and disposition of all communications sent by stockholders or other interested parties to the Board. The Secretary forwards communications relating to matters within the Board's purview to the appropriate directors, communications relating to matters within a Board committee's area of responsibility to the chair of the appropriate committee and communications relating to ordinary business matters to the appropriate Company officer. The Secretary generally does not forward complaints about service, new services suggestions, resumes and other forms of job inquiries, surveys, business solicitations, advertisements or inappropriate communications.

Director compensation

The Board reviews director compensation annually to ensure that it is fair, appropriate and in line with AAR's peer group companies. The Board's policy is to periodically undertake an in-depth analysis of the type and amount of each element of director compensation in consultation with the Human Capital and Compensation Committee's independent compensation consultant.

The Fiscal Year 2025 director compensation program, as approved by the Board, consists of the following compensation elements:

Compensation element	Fiscal Year 2025 non-employee director compensation program
Board chair additional annual retainer	None*
Non-employee director annual retainer	$95,000
Lead independent director additional annual retainer	$30,000
Audit Committee chair annual retainer	$20,000
All other Committee chair additional annual retainer	$15,000
Annual restricted stock award	Shares of common stock with a total grant date dollar value of $135,000 (vesting after one year)**

* Our current Chairman, John M. Holmes, does not receive any director-related compensation because he is an employee of the Company.

** The amount shown was the total grant date dollar value of the annual restricted stock award granted on June 1, 2024, which was the beginning of Fiscal Year 2025.

All retainers are paid quarterly. The annual stock award for Fiscal Year 2025 had an effective date of June 1, 2024, and a vesting date of June 1, 2025, subject to the director's continued service through such date.

Each non-employee director, upon being elected a director, receives term life insurance coverage of $200,000 (unless or until they notify the Company that they wish to opt out of coverage and sign a waiver) and is eligible (along with their spouse, as applicable) to participate in a Company-paid annual physical program. The Company also reimburses its non-employee directors for travel, lodging and related expenses that they incur in attending Board and committee meetings and for other Company business expenses.

Cap on director compensation

Our stock plan, as approved by the Company's stockholders, caps the annual compensation of non-employee directors at $500,000 per director. This cap takes into account all cash and non-cash compensation (including the grant date fair value of all stock awards) paid in a single fiscal year.

The reasons for this cap on director compensation are to protect against conflicts of interest given that the directors approve their own compensation and to ensure that directors receive fair and reasonable, but not excessive, compensation for their services.

Ability to defer director compensation

Non-employee directors may elect to defer receipt of their compensation under the Company's Non-Employee Directors' Deferred Compensation Plan (the ''Director Plan''). Under the Director Plan, non-employee directors may defer retainers and stock awards into (a) a stock account, with the deferred compensation converted into stock units equivalent to shares of common stock based on the then current stock price, or (b) a cash account, with the deferred compensation credited with interest quarterly based on the 10-year United States Treasury Bond rate. Distributions of deferred compensation are made, at the participant's election, in cash or in shares of common stock. Distribution occurs upon termination of service on the Board or on other dates as specified by the participant.

Director compensation table

Fiscal Year 2025 director compensation

The table below sets forth all compensation paid to each non-employee director for Fiscal Year 2025.

Name[1]	Fees earned or paid in cash ($)[2]	Stock awards ($)[3]	Option awards ($)[4]	All other compensation ($)[5]	Total ($)
Anthony K. Anderson	32,637	134,952	—	622	168,211
Michael R. Boyce	95,000	134,952	—	6,933	236,885
John W. Dietrich	95,000	134,952	—	1,865	231,817
Jeffrey N. Edwards	105,591	134,952	—	—	240,543
Robert F. Leduc	95,000	134,952	—	—	229,952
Ellen M. Lord	95,000	134,952	—	11,251	241,203
Duncan J. McNabb	110,000	134,952	—	10,687	255,639
Billy J. Nolen	95,000	134,952	—	1,865	231,817
Peter Pace	95,000	134,952	—	1,865	231,817
Jennifer L. Vogel	110,000	134,952	—	—	244,952
Marc J. Walfish	145,000	134,952	—	1,865	281,817
Hema Widhani	19,361	21,892	—	—	41,253

[1] Mr. Holmes is not included in this table because, as an employee director of the Company, he received no additional compensation for his service as a director in Fiscal Year 2025. Mr. Holmes's compensation is set forth in the Summary Compensation Table in this proxy statement. Mr. Anderson resigned from the Board effective September 17, 2024. Ms. Widhani's compensation for Fiscal Year 2025 was pro-rated based on her appointment to the Board on March 18, 2025.

[2] The following table provides a breakdown of director fees earned or paid in cash for Fiscal Year 2025. Messrs. Leduc and Walfish elected to defer their retainers pursuant to the Company's Non-Employee Directors' Deferred Compensation Plan.

Name	Annual retainer ($)	Committee chair retainer fees[6] ($)	Lead director fee ($)	Total ($)
Anthony K. Anderson	28,187	4,451	—	32,637
Michael R. Boyce	95,000	—	—	95,000
John W. Dietrich	95,000	—	—	95,000
Jeffrey N. Edwards	95,000	10,591	—	105,591
Robert F. Leduc	95,000	—	—	95,000
Ellen M. Lord	95,000	—	—	95,000
Duncan J. McNabb	95,000	15,000	—	110,000
Billy J. Nolen	95,000	—	—	95,000
Peter Pace	95,000	—	—	95,000
Jennifer L. Vogel	95,000	15,000	—	110,000
Marc J. Walfish	95,000	20,000	30,000	145,000
Hema Widhani	19,361	—	—	19,361

[3] The amounts in this column reflect the aggregate grant date fair value of the Fiscal Year 2025 stock award of 1,901 shares of time-based restricted stock granted on June 1, 2024, to each non-employee director computed in accordance with FASB ASC Topic 718 (except that Ms. Widhani received 391 shares). These shares subsequently vested on June 1, 2025. General McNabb, Mr. Nolen and Ms. Widhani elected to defer their stock awards.

[4] No stock options were granted to non-employee directors in Fiscal Year 2025. No current non-employee director held any stock options as of May 31, 2025.

[5] This column includes the cost of the annual physical program, reimbursements for travel, lodging and hotel expenses in connection with the annual physical program, and the cost of term life insurance coverage.

[6] Mr. Edwards received a prorated chair retainer payment in the second quarter of Fiscal Year 2025 because he became chair of the Nominating and Governance Committee on September 17, 2024.



Proposal 2
Executive compensation

Proposal 2 Advisory proposal to approve our Fiscal Year 2025 executive compensation

 Our Board unanimously recommends that you vote **FOR** this resolution approving the Fiscal Year 2025 compensation paid to our named executive officers.

Proposal summary

We are asking you to approve the following advisory proposal — commonly known as a "say-on-pay" proposal — on the compensation awarded to our named executive officers for Fiscal Year 2025 as disclosed in this proxy statement:

> "**RESOLVED**, that the stockholders of the Company approve, on an advisory basis, the compensation of the named executive officers for Fiscal Year 2025 as reported in this proxy statement pursuant to Item 402 of Regulation S-K under the Securities Exchange Act of 1934, including the Compensation discussion and analysis, compensation tables and narrative discussion."

We hold an annual vote on say-on-pay because we believe it is important to obtain the input of our stockholders on our executive compensation program. Each year our Human Capital and Compensation Committee takes a careful look at the Company's executive compensation program to determine whether to make any design or implementation changes. Reasons to make changes may include the results of prior say-on-pay stockholder votes, stockholder feedback, the financial and operating performance of the Company, the performance of individual senior management members, peer group changes or market trends.

As in prior years, the Human Capital and Compensation Committee designed the Fiscal Year 2025 executive compensation program to align executive pay with Company performance in order to create an identity of interest between management and stockholders. This goal is accomplished principally through the payment of performance-based cash bonuses and the grant of equity awards.

The Board encourages you to read the "Compensation discussion and analysis" and the accompanying executive compensation tables in this proxy statement for a comprehensive description of the Fiscal Year 2025 executive compensation program.

All Fiscal Year 2025 executive compensation paid to the named executive officers was performance-based or at-risk compensation, other than base salaries, as shown below:

Plan	Performance goals or vesting criteria
FY25 short-term incentive plan – cash bonuses	• Adjusted diluted earnings per share from continuing operations • Adjusted net working capital turns
FY25 long-term incentive plan – time-based restricted stock	• Aligned with stockholder interests with three-year cliff vesting
FY25 long-term incentive plan – performance-based restricted stock	• Adjusted income from continuing operations • Average return on invested capital • Relative total stockholder return
FY25 long-term incentive plan – stock options	• Stock price appreciation

The charts below show the breakdown of variable compensation and fixed compensation paid to our named executive officers in Fiscal Year 2025. Because they only have value if the stock price appreciates, stock options are considered performance based for purposes of the charts below.



John M. Holmes

$1,324,368
Performance-based annual cash bonus
$3,023,942
Performance based stock
$1,007,900
Stock options
$1,007,981
Time-based restricted stock
$1,082,000
Base salary
Total percentage performance based
72%
Total percentage retentive
14%
Total percentage fixed
14%

Sean M. Gillen

$519,180
Performance-based annual cash bonus
$883,324
Performance based stock
$294,385
Stock options
$294,553
Time-based restricted stock
$509,000
Base salary
Total percentage performance based
68%
Total percentage retentive
12%
Total percentage fixed
20%

Jessica A. Garascia

$472,770
Performance-based annual cash bonus
$490,922
Performance based stock
$163,647
Stock options
$163,529
Time-based restricted stock
$463,500
Base salary
Total percentage performance based
64%
Total percentage retentive
9%
Total percentage fixed
27%

Christopher A. Jessup

$519,180
Performance-based annual cash bonus
$883,324
Performance based stock
$294,385
Stock options
$294,553
Time-based restricted stock
$509,000
Base salary
Total percentage performance based
68%
Total percentage retentive
12%
Total percentage fixed
20%

Eric S. Pachapa

$292,230
Performance-based annual cash bonus
$263,054
Performance based stock
$87,754
Stock options
$87,796
Time-based restricted stock
$382,000
Base salary
Total percentage performance based
58%
Total percentage retentive
8%
Total percentage fixed
34%

Stockholder engagement

Please see "Stockholder engagement" and "Response to stockholder feedback" in the CD&A section for more details as to what we heard from our stockholders regarding our executive compensation program.

Executive compensation program for Fiscal Year 2025

Our Human Capital and Compensation Committee believes that the executive compensation paid to our named executive officers in Fiscal Year 2025, in form and amount, was appropriate and in the best interests of the Company and its stockholders.

This say-on-pay advisory vote is not binding on the Board. The Board, however, will review and consider the voting results and other relevant factors in responding to this advisory vote.

Human Capital and Compensation Committee Fiscal Year 2025 report

The Human Capital and Compensation Committee of the Board of the Company furnishes the following report to the stockholders of the Company in accordance with applicable SEC rules.

The Human Capital and Compensation Committee reviewed and discussed the following "Compensation discussion and analysis" section of this proxy statement with the Company's management. Based on that review and discussion, the Human Capital and Compensation Committee recommended to the Board that the Compensation discussion and analysis be included in this proxy statement.

Respectfully submitted,

The Human Capital and Compensation Committee of the Board of AAR CORP.

Jennifer L. Vogel, Chair
John W. Dietrich, Member
Robert F. Leduc, Member
Ellen M. Lord, Member
Billy J. Nolen, Member
Peter Pace, Member

Human Capital and Compensation Committee interlocks and insider participation

Messrs. Dietrich, Leduc and Nolen, General Pace and Ms. Vogel and Ms. Lord, all of whom are independent non-employee directors, are the current members of the Human Capital and Compensation Committee of the Board of the Company. None of the members of the Human Capital and Compensation Committee is or ever was an officer or employee of the Company or any of its subsidiaries, and none of the executive officers of the Company served on the board of directors or compensation committee of any entity whose officers served either on the Board of the Company or on the Human Capital and Compensation Committee of the Board of the Company.

Compensation discussion and analysis

Executive summary

Named executive officers

This Compensation discussion and analysis describes and explains our Fiscal Year 2025 executive compensation program for the following executive officers of the Company (the ''named executive officers'' or ''NEOs''):



John M. Holmes
Chairman, President and Chief Executive Officer



Sean M. Gillen
Senior Vice President and Chief Financial Officer



Jessica A. Garascia
Senior Vice President, General Counsel, Chief Administrative Officer and Secretary



Christopher A. Jessup
Senior Vice President and Chief Commercial Officer



Eric S. Pachapa
Vice President, Controller and Chief Accounting Officer

Financial highlights

AAR had continued strong financial performance for Fiscal Year 2025. Consolidated sales were $2.8 billion, diluted earnings per share were $0.35, and adjusted diluted earnings per share, a non-GAAP financial measure, were a record $3.91 (an increase of 17% from Fiscal Year 2024). During Fiscal Year 2025, we continued our strong focus on working capital management with cash flows from operating activities of $36 million, which included significant investments in inventory to support further growth.

For a definition of adjusted diluted earnings per share and a reconciliation of this measure to the closest comparable GAAP financial measure, see Appendix B.

Selected financial information

(dollars in millions except per share data) For the fiscal year ended May 31	2025 ($)	2024 ($)	2023 ($)
Sales	2,780.5	2,318.9	1,990.5
Operating income	185.2	129.2	133.9
Diluted earnings per share from continuing operations	0.35	1.29	2.52
Cash provided by operations — continuing operations	36.1	43.8	23.8
As of May 31			
Working capital	955.9	922.7	746.4
Total assets	2,844.6	2,770.0	1,833.1
Total debt	977.0	997.0	272.0
Equity	1,211.6	1,189.8	1,099.1

Key financial achievements

Sales



Adjusted diluted EPS from continuing operations*



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* See ''Selected financial information'' above for diluted EPS from continuing operations (GAAP) and Appendix B for a reconciliation of adjusted diluted EPS from continuing operations (non-GAAP) to the GAAP measure.

For more information about our Fiscal Year 2025 performance, please see ''Business'' and ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' in our 2025 Form 10-K.

Stockholder engagement

In Fiscal Year 2025, we continued our longstanding practice of regularly engaging with stockholders on a host of topics including company strategy and performance, corporate governance, sustainability, and other matters. Members of our senior management team participated from time to time in numerous investor meetings, calls, and conferences. These interactions allow investors the opportunity to meet, ask questions of, and provide advice to, our key executives. A member of the Board attends these meetings when requested by stockholders.

Any relevant feedback received from our stockholder outreach efforts is shared with and considered by our Board or Committees, as appropriate. Our engagement has generated valuable input that helps inform our decisions and strategy, including regarding executive compensation. We also carefully consider the viewpoints of the proxy advisory firms that represent the interests of various stockholders, which further inform the actions that our Board and Human Capital and Compensation Committee take to enhance our executive compensation program.

Response to stockholder feedback

The Human Capital and Compensation Committee (for purposes of this Compensation discussion and analysis, the ''Committee'') considers the feedback that it receives from stockholders when it evaluates and approves our executive compensation program.

We remain committed to giving our investors clear and concise proxy statement disclosure so that they can fully understand our executive compensation program and, in turn, vote on an informed basis on our say-on-pay proposal. To that end, our proxy statement disclosure explains both how our executive compensation program operates and how it aligns the interests of our executives with the long-term investment interests of our stockholders.

Our ongoing, open dialogue with our stockholders helps ensure that our Board and management regularly consider investor perspectives. The Committee continues to believe in flexibility to properly incentivize and reward management for successfully managing the Company in unusual circumstances and positioning it for future growth. This flexible approach to executive compensation is consistent with our Board's priorities to guide the Company in the proper strategic direction.

Executive compensation highlights

Pay-for-performance and stockholder alignment

- Annual cash bonuses are linked to two key performance metrics critical to the success of our business strategy: adjusted diluted earnings per share from continuing operations (80%) and adjusted net working capital turns (20%).
- The Fiscal Year 2025 long-term incentive program is 100% equity based, consisting of performance-based restricted stock (60%), stock options (20%) and restricted stock awards (20%).
- Performance-based restricted stock for Fiscal Year 2025 is linked to three key performance metrics: adjusted income from continuing operations (70%), return on invested capital (20%) and relative total stockholder return (10%).
- AAR targets total pay opportunities for its executive officers, individually and as a group, within a competitive range around the median of the market. Fiscal Year 2025 pay levels and decisions disclosed in this proxy statement are consistent with this philosophy.
- AAR's compensation mix – cash versus equity, fixed versus variable, and annual versus longer-term – is consistent with competitive best practices.

Cash bonuses under the Fiscal Year 2025 short-term incentive plan

Strategic goal	Compensation measure	
Drive profitability and deliver value to stockholders	**80**%	Adjusted diluted earnings per share from continuing operations
Make efficient use of stockholder capital in support of Company sales	**20**%	Adjusted net working capital turns

Performance-based restricted stock under the Fiscal Year 2025 long-term incentive plan

Strategic goal	Compensation measure	
Increase profitability and deliver value to stockholders	**70**%	Adjusted income from continuing operations
Enhance efficiency in allocating capital to generate higher returns	**20**%	Average return on invested capital
Outperform peer group companies* in generating stockholder value	**10**%	Relative total stockholder return

* Reflects a custom group of companies that derive a significant portion of their revenues from commercial aviation-linked businesses. For Fiscal Year 2025, this group included AerSale Corporation, Alaska Air Group, Allegiant Travel Company, American Airlines Group Inc., Delta Air Lines, Inc., Hawaiian Holdings, Inc., Heico Corporation, Hexcel Corporation, JetBlue Airways Corporation, Moog Inc., Southwest Airlines Co., Spirit AeroSystems Holdings, Inc., Spirit Airlines, Inc., The Boeing Company, Triumph Group, Inc., United Airlines Holdings, Inc., and Woodward, Inc.

Our executive compensation goals and philosophy

Our executive compensation program has three principal goals:

Engage executive talent

Attract and retain talented executives capable of producing outstanding business results for the Company and its stockholders.

Align pay and performance

Motivate and reward executives by paying for performance in a manner that reflects the Company's performance, business group performance and individual performance.

Diversify pay mix

Provide compensation that strikes a proper balance between short-term and long-term compensation, and between fixed compensation and at-risk performance compensation, and between cash and stock compensation, with an emphasis on stock compensation to align the interests of executives with the interests of the Company's stockholders.

Our executive compensation philosophy for our named executive officers is to target compensation as follows:

Compensation element	Target
Base salary	±**10**% of market median
"Total annual cash compensation" (base salary + target annual cash bonus)	±**10**% of market median
"Total direct compensation" (base salary + target annual cash bonus + the grant date value of annual stock awards)	±**15**% of market median

Although targets are set with consideration to the market median, the program is designed to offer our named executive officers the opportunity to reach or exceed the market 75th percentile with exceptional performance.

The compensation opportunities for individual executives may vary depending on experience, effectiveness, performance and other relevant factors. By incentivizing and rewarding outstanding performance, our executive compensation program seeks to link the achievement of the Company's key business performance goals and stock price performance directly with the pay outcomes for our named executive officers.

Executive compensation practices

What We Do

- ✓ Annual say-on-pay stockholder vote
- ✓ Challenging performance targets under our incentive compensation plans
- ✓ Emphasis on performance-based or at-risk compensation
- ✓ Multi-year vesting periods for stock awards
- ✓ Limited perquisites
- ✓ "Double trigger" change-in-control provisions*
- ✓ Meaningful stock ownership and retention guidelines for directors and executive officers
- ✓ Prohibition on short sales, pledging and hedging transactions
- ✓ Claw-backs of incentive compensation in the event of certain financial restatements
- ✓ Annual assessment of incentive compensation plans

What We Do Not Do

- ✗ No tax gross-ups
- ✗ No repricing of stock options
- ✗ No dividends or dividend equivalents paid on stock or stock unit awards unless vesting conditions are met

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* All agreements with our named executive officers contain "double trigger" change-in-control provisions with the exception of the vesting of equity awards under a legacy agreement with our Chairman, President and Chief Executive Officer that was entered into in 2018.

The Company generally targets its annual pay mix for executive officers (particularly for its Chief Executive Officer) to place significant weight on performance-based and at-risk compensation over fixed compensation. This pay mix is reflected in the following breakdown of Fiscal Year 2025 target total direct compensation:

Fiscal Year 2025 compensation of our Chief Executive Officer, John M. Holmes

14% Base salary	17% Performance-based annual cash bonus	41% Performance-based restricted stock	14% Stock options	14% Time-based restricted stock

Fiscal Year 2025 compensation of other named executive officers as a group

26% Base salary	23% Performance-based annual cash bonus	31% Performance-based restricted stock	10% Stock options	10% Time-based restricted stock

Principal elements of our Fiscal Year 2025 executive compensation program

The table below describes and explains the purpose of the principal elements of the Fiscal Year 2025 executive compensation program for our named executive officers:

	Compensation element	Form of compensation	Performance period	Performance measures	Purposes of the compensation element
Annual compensation	Base salary	Cash	1 year	Individual performance and contributions Qualifications and responsibilities Experience and tenure with the Company Competitive salary considerations	Rewards individual performance and contributions consistent with an individual's position and responsibilities Provides competitive compensation Balances risk-taking concerns associated with performance-based compensation
	Annual cash bonus	Cash	1 year	80% Adjusted diluted earnings per share from continuing operations 20% Adjusted net working capital turns	Promotes retention of executive talent Provides short-term, cash-based incentive Measures performance against key corporate goals
Long-term incentive	Stock options (20%)	Stock	3 years (vesting period) Up to 10 years (option term)	Stock price	Promotes retention of executive talent Aligns payout directly with stockholder interests
	Time-based restricted stock (20%)	Stock	3 years	Stock price	Promotes retention of executive talent Aligns payout directly with stockholder interests
	Performance-based restricted stock (60%)	Stock	3 years	70% Adjusted income from continuing operations 20% Average return on invested capital 10% Relative shareholder return	Promotes retention of executive talent Ties payout to achievement of key corporate goals Aligns payout directly with stockholder interests

Our Human Capital and Compensation Committee's decision-making process for Fiscal Year 2025

Each year the Human Capital and Compensation Committee reviews our executive compensation program and the programs of other companies, including the Company's peer group companies. The Human Capital and Compensation Committee seeks to confirm that each compensation element of our program, as well as the compensation structure, is not only competitive within the Company's marketplace, but also is appropriate for the Company in light of its history, culture, performance and strategy. Particular attention is given to our stock price and total stockholder return to ensure proper alignment between executive compensation and stock price performance.

The Human Capital and Compensation Committee took the following actions in setting and approving executive compensation for Fiscal Year 2025.

March 2024

 Reviewed and approved the Company's Fiscal Year 2025 peer group.



June and July 2024

 Assessed the Company's prior year's target executive compensation against the target executive compensation of the Company's peer group companies and of other aerospace and defense companies.

Assessed the Company's prior year performance against the performance of peer group companies.

Considered other information available at the time relevant to the Fiscal Year 2025 executive compensation program (e.g., prior year say-on-pay results and the CEO's recommendations).

Assessed the overall structure of the executive compensation program, including the pay mix and types of awards appropriate for Fiscal Year 2025 compensation, based on competitive benchmarking, surveys, independent compensation consultant guidance and stockholder feedback.

Set target Fiscal Year 2025 compensation — base salaries, annual cash bonuses and stock awards — for the Company's executive officers.





July 2025

 Approved Fiscal Year 2025 annual cash bonuses based on the Company's performance in Fiscal Year 2025.

Fiscal Year 2025 executive compensation

CEO pay in Fiscal Year 2025

In determining Mr. Holmes's Fiscal Year 2025 compensation, the Human Capital and Compensation Committee took into consideration the following principal factors:

- Mr. Holmes's outstanding leadership and performance in Fiscal Year 2025;
- Mr. Holmes's understanding of the Company's culture, strategy, business and operations, as well as the going-forward challenges facing the Company;
- A competitive pay analysis prepared by the Human Capital and Compensation Committee's independent compensation consultant in June 2024; and
- The Human Capital and Compensation Committee's belief that the substantial majority of Mr. Holmes's compensation should be contingent on performance, have retentive value, or be linked with stockholder interests.

Based on these factors, the Human Capital and Compensation Committee set Mr. Holmes's Fiscal Year 2025 target pay at $7,420,223, consisting of base salary of $1,082,000 (up 3% from Fiscal Year 2024), target cash bonus opportunity of $1,298,400 (120% of his base salary), and stock-based compensation with a target dollar value of $5,039,823. Mr. Holmes' pay was increased based on the factors described above and to ensure that the compensation paid to Mr. Holmes is competitive.

Fiscal Year 2025 base salaries

The Human Capital and Compensation Committee believes that base salaries — representing fixed compensation — should be sufficiently competitive for AAR to attract and retain talented executives but should be a less significant percentage of total compensation than performance-based compensation for AAR's executive officers.

The following table shows Fiscal Year 2024 and Fiscal Year 2025 annual base salaries for the named executive officers, as set by the Human Capital and Compensation Committee. The Fiscal Year 2025 increases in base salary became effective June 1, 2024. The increases in salary are intended to maintain competitiveness with the market and are in line with the broader merit increase budget for the Company.

Named executive officer	Fiscal Year 2024 ($)	Fiscal Year 2025 ($)	Increase %
John M. Holmes	1,050,000	1,082,000	3
Sean M. Gillen	494,000	509,000	3
Jessica A. Garascia	450,000	463,500	3
Christopher A. Jessup	494,000	509,000	3
Eric S. Pachapa	371,000	382,000	3

Fiscal Year 2025 cash bonuses

Fiscal Year 2025 short-term incentive plan – setting targets

In July 2024, the Human Capital and Compensation Committee approved the Fiscal Year 2025 short-term incentive plan for the named executive officers. The Fiscal Year 2025 short-term incentive plan used two performance goals to determine annual cash bonuses: (1) the Company's earnings per share from continuing operations as adjusted (weighted 80%), and (2) the Company's adjusted net working capital turns (weighted 20%).

The following table shows each of the two performance goals at the threshold, target and maximum levels:

Performance goal		Threshold	Target	Maximum
80%	Adjusted diluted earnings per share from continuing operations (weighting)	$2.93	$3.90	$4.29
20%	Adjusted net working capital turns (weighting)	2.48	3.31	4.14

The adjusted diluted earnings per share from continuing operations target ($3.90) for Fiscal Year 2025 represents a 28% increase from the prior year's target of $3.05 and a 17% increase from the prior year's actual performance of $3.33.

The adjusted net working capital turns target (3.31) represents a 9% increase from the prior year's target of 3.04 and a 2% increase from the prior year's actual performance of 3.26. The net working capital turns target is developed based on our business plan and incorporates necessary investments in inventory. The net working capital turns target would not necessarily be expected to increase every year as it could be impacted by the inventory investments necessary to drive growth.

Proposal 2 Executive compensation

The Human Capital and Compensation Committee believes adjusted diluted earnings per share from continuing operations and adjusted net working capital turns are critical performance measures of the Company's financial success. Adjusted diluted earnings per share from continuing operations measures the Company's performance in delivering earnings to stockholders, and adjusted net working capital turns measures the Company's effectiveness in using its working capital and, in particular, in using its cash.

- *"Adjusted diluted earnings per share from continuing operations"* is defined under the Fiscal Year 2025 short-term incentive plan as adjusted diluted earnings per share from continuing operations as disclosed by the Company in its earnings release furnished with the SEC, excluding non-GAAP items included on the Company's quarterly earnings releases, special charges or unusual or infrequent items incurred during the performance period, and as may be adjusted for changes in generally accepted accounting principles.

- *"Adjusted net working capital turns"* is defined under the Fiscal Year 2025 short-term incentive plan as net sales divided by adjusted average working capital, where working capital is defined as net accounts receivable plus net inventories minus accounts payable, excluding non-GAAP items included on the Company's quarterly earnings releases, special charges or unusual or infrequent items incurred during the performance period, including changes in the Company's accounts receivable financing program, and as may be adjusted for changes in generally accepted accounting practices.

In calculating adjusted diluted earnings per share from continuing operations and adjusted net working capital turns, the Human Capital and Compensation Committee has the discretion to exclude special charges or unusual or infrequent items incurred during the performance period and to adjust for changes in GAAP if it determines that such exclusions or adjustments are appropriate. The Committee exercises this discretion with respect to special charges infrequently, typically limiting it to situations where the special charge was non-recurring or unforeseen and not within the control of management. In addition, the Committee maintains the discretion to adjust amounts further downward.

The Fiscal Year 2025 annual cash bonus opportunities (in dollar amounts and as a percentage of base salary), at the threshold, target and maximum levels for the named executive officers are set forth in the table below, with performance between threshold and target levels and between target and maximum levels resulting in proportionate straight-line payouts:

	Threshold		Target		Maximum	
Named executive officer	Dollar amount ($)	Percent of base salary (%)	Dollar amount ($)	Percent of base salary (%)	Dollar amount ($)	Percent of base salary (%)
John M. Holmes	649,200	60	1,298,400	120	2,596,800	240
Sean M. Gillen	254,500	50	509,000	100	1,018,000	200
Jessica A. Garascia	231,750	50	463,500	100	927,000	200
Christopher A. Jessup	254,500	50	509,000	100	1,018,000	200
Eric S. Pachapa	143,250	38	286,500	75	573,000	150

Fiscal Year 2025 short-term incentive plan – approving payouts

For Fiscal Year 2025, we reported adjusted diluted earnings per share of $3.91 and achieved adjusted net working capital turns of 3.29. As noted, the Human Capital and Compensation Committee has the discretion under the short-term incentive plan to exclude or add back one-time special charges that it considers unusual or unforeseen and outside of management's control.

The adjusted net working capital turns of 3.29 resulted in a payout of 99% for that portion of the metric. Adjusted diluted earnings per share was $3.91, which has been adjusted to exclude non-GAAP adjustments externally reported of $3.56, which include losses related to sale and exit of business/joint venture of $1.97, FCPA settlement and investigation costs of $1.84, acquisition, integration, and amortization expenses of $0.74, government COVID-related subsidy liability of $0.02, Russian bankruptcy court judgment reversal of $(0.31), and the tax effect on adjustments of $(0.70). The Human Capital and Compensation Committee determined that these adjustments were appropriate as they are the same adjustments made and reported in connection with the Company's earnings releases. The resulting payout for this metric was 103%.

Giving weighting to all of these items, the total payout under the short-term incentive plan was 102%, and the resulting bonuses for each named executive officer are listed below.

Named executive officer	Fiscal Year 2025 short-term incentive plan	
	Target bonus ($)	Actual bonus ($)
John M. Holmes	1,298,400	1,324,368
Sean M. Gillen	509,000	519,180
Jessica A. Garascia	463,500	472,770
Christopher A. Jessup	509,000	519,180
Eric S. Pachapa	286,500	292,230

Fiscal Year 2025 stock awards

In July 2024, the Human Capital and Compensation Committee approved awards of performance-based restricted stock, time-based restricted stock and stock options to our named executive officers under the Fiscal Year 2025 long-term incentive plan. Consistent with Fiscal Year 2024, 60% of the target value of the Fiscal Year 2025 annual stock awards was in the form of performance-based restricted stock.

The Human Capital and Compensation Committee determined the types and dollar amounts of stock awards to be granted for Fiscal Year 2025, based on a number of factors, including:

- The Fiscal Year 2025 executive compensation assessment prepared by its independent committee consultant;
- The Company's budget for compensation expense;
- The Company's stock price;
- The Company's burn rate experience under its stock plan;
- The levels of responsibility, seniority and overall compensation of the participants; and
- The Chief Executive Officer's recommendations for participants other than himself.

Annual stock awards for named executive officers



| 60% Performance-based restricted stock | 20% Stock options | 20% Time-based restricted stock |

The Human Capital and Compensation Committee's use of performance-based restricted stock is intended to motivate executives to drive corporate performance, specifically with respect to adjusted income from continuing operations performance, adjusted return on invested capital performance and relative total stockholder return. The performance-based restricted stock is forfeited unless the Company achieves these performance goals at designated threshold levels over the three-year performance period. The Committee's use of stock options is intended to focus executives on stock price appreciation. Stock options only have value to an executive if the Company's stock price increases above its grant date value, thus providing a ''win-win'' for the executives and the Company's stockholders. The Committee's use of time-vested restricted stock is intended to promote retention and align the interests of our named executive officers with those of our stockholders. In these ways, the stock component of the Company's executive compensation program fully reflects a pay-for-performance emphasis.

Performance-based restricted stock

The Human Capital and Compensation Committee approved the following grants of performance-based restricted stock awards for Fiscal Year 2025:

Named executive officer	Fiscal Year 2025 performance-based restricted stock	
	Number of shares at target	Grant date fair value ($)
John M. Holmes	45,120	3,023,942
Sean M. Gillen	13,180	883,324
Jessica A. Garascia	7,325	490,922
Christopher A. Jessup	13,180	883,324
Eric S. Pachapa	3,925	263,054

The grant date fair value in the table above was based on the $67.02 closing price of the Common Stock on the July 22, 2024 date of grant.

The Human Capital and Compensation Committee designated adjusted income from continuing operations (weighted 70%), adjusted average return on invested capital (weighted 20%) and relative total stockholder return (10%) as the three performance goals for the performance-based restricted stock under the Fiscal Year 2025 long-term incentive plan. The Committee believes these three measures are appropriate because they capture critical elements of the Company's performance over the three-year performance period beginning June 1, 2024 and ending May 31, 2027.

- *''Adjusted income from continuing operations''* is defined as adjusted income from continuing operations as disclosed by the Company in its earnings releases furnished with the Securities and Exchange Commission, excluding non-GAAP items included on the Company's quarterly earnings releases, special charges, unusual or infrequent items incurred during the performance period, acquisitions/divestitures, and as may be adjusted for changes in generally accepted accounting principles.

- *''Adjusted average return on invested capital''* is defined as tax-effected operating profit adjusted for non-GAAP items included by the Company in its earnings releases furnished with the Securities and Exchange Commission, excluding non-GAAP items included on the Company's quarterly earnings releases, special charges or unusual or infrequent items incurred during the performance period, and as may be adjusted for changes in generally accepted accounting principles, divided by average net invested capital from continuing operations, excluding cash over the performance period, excluding special charges, unusual or infrequent items incurred during the performance period, acquisitions/divestitures, and as may be adjusted for changes in generally accepted accounting principles.

- *''Relative stockholder return''* is defined as stockholder return in the performance period relative to the list of companies in the comparator group set forth below.

The performance-based restricted stock generally vests on July 31, 2027, subject to performance conditions. The Human Capital and Compensation Committee believes that performance-based restricted stock serves a valuable purpose aligning executive pay with the interests of stockholders.

The Fiscal Year 2025 long-term incentive plan provides that: performance below the threshold level results in a 0% payout; performance at the threshold level results in a 50% payout of the shares of performance-based restricted stock; performance at the target level results in a 100% payout; and performance at or above the maximum level results in a 200% payout. Performance between the threshold and target levels and between the target and maximum levels results in proportionate straight-line payouts.

The relative total shareholder return performance goal is 25th percentile at the threshold level, 55th percentile at the target level, and 80th percentile at the maximum level. The relative total shareholder return comparator group is a custom group of companies that derive a significant portion of their revenues from commercial aviation-linked businesses. For Fiscal Year 2025, this group included AerSale Corporation, Alaska Air Group, Allegiant Travel Company, American Airlines Group Inc., Delta Air Lines, Inc., Hawaiian Holdings, Inc., Heico Corporation, Hexcel Corporation, JetBlue Airways Corporation, Moog Inc., Southwest Airlines Co., Spirit AeroSystems Holdings, Inc., Spirit Airlines, Inc., The Boeing Company, Triumph Group, Inc., United Airlines Holdings, Inc., and Woodward, Inc.

Time-based restricted stock

The Human Capital and Compensation Committee approved the following grants of time-based restricted stock awards for Fiscal Year 2025:

	Fiscal Year 2025 restricted stock	
Named executive officer	Number of shares	Grant date fair value ($)
John M. Holmes	15,040	1,007,981
Sean M. Gillen	4,395	294,553
Jessica A. Garascia	2,440	163,529
Christopher A. Jessup	4,395	294,553
Eric S. Pachapa	1,310	87,796

The grant date fair value in the table above was based on the $67.02 closing price of the Common Stock on the July 22, 2024 date of grant.

The restricted stock vests 100% on July 31, 2027. The Human Capital and Compensation Committee believes that time-based restricted stock serves a valuable purpose in helping to retain executives and reward them for building a career with the Company.

Stock options

The Human Capital and Compensation Committee approved the following grants of stock option awards for Fiscal Year 2025, subject to time-based vesting:

	Fiscal Year 2025 stock options	
Named executive officer	Number of shares	Grant date fair value ($)
John M. Holmes	39,510	1,007,900
Sean M. Gillen	11,540	294,385
Jessica A. Garascia	6,415	163,647
Christopher A. Jessup	11,540	294,385
Eric S. Pachapa	3,440	87,754

The grant date fair value in the table above was based on a Black-Scholes valuation, using the $67.02 closing price of the Common Stock on the July 22, 2024 date of grant.

The stock options vest 33⅓% on each of July 31, 2025, July 31, 2026 and July 31, 2027. The Human Capital and Compensation Committee believes that stock options serve a valuable purpose in aligning executive pay with the interests of stockholders. Stock options, once vested, remain subject to the retention requirements under the Company's stock ownership guidelines.

Performance-based restricted stock – approving Fiscal Year 2023 award payouts

In July 2025, the Human Capital and Compensation Committee approved the payouts of shares of performance-based restricted stock under the Fiscal Year 2023 long-term incentive program (these grants were previously disclosed in the Company's 2023 proxy statement). The payout for these grants could range from 0% to 250% for performance at or above the maximum performance level. The payout was determined by the Company's adjusted income from continuing operations, adjusted return on invested capital and total shareholder return performance for the three-year performance period that began on June 1, 2022 and ended on May 31, 2025 versus target performance goals as set forth below.

Performance Goal*	Target	Actual**
Adjusted income from continuing operations (70%)	$306.9 million	$359.8 million
Adjusted return on invested capital (20%)	8.06%	9.44%
Relative total shareholder return (10%)	50th percentile	59th percentile

* Performance goals were adjusted to incorporate the Product Support business (which was acquired in Fiscal Year 2024 after performance goals were initially set for the performance period) as follows: (1) the original target for adjusted income from continuing operations was increased from $302.0 million to $306.9 million, and (2) the original target for adjusted return on invested capital was changed from 8.40% to 8.06%. Relative total shareholder return was unchanged.

** Adjusted income from continuing operations has been adjusted as permitted under the plan to exclude "special charges" and unusual items of $211.2 million, consisting of non-GAAP adjustments externally reported which include FCPA settlement and investigation costs of $80.5 million, acquisition, integration and amortization expenses of $76.5 million, losses related to sale and exit of businesses/joint venture of $73.8 million, pension settlement and severance charges of $27.3 million, contract termination/restructuring costs and loss provisions, net of $7.0 million, Russian bankruptcy court judgment of $1.9 million, customer bankruptcy charges of $1.5 million, loss on equity investments, net of $0.1 million, cost reversals related to strategic projects of $(0.2) million, and government COVID-related subsidies, net of $(0.8) million all net of the tax impact on the adjustments of $(56.4) million. Where applicable, return on invested capital has been adjusted for the certain of the special charges and unusual items listed above in addition to the impact of our accounts receivable financing program and Product Support business results, including its invested capital. The amount achieved for the adjusted income from continuing operations metric and the amount achieved for the adjusted return on invested capital metric resulted in a payout of 229% for each of these metrics. The 59th percentile achieved for relative total shareholder return resulted in the payout of 146% for this metric. The peer group used for relative shareholder return is the same as the peer group noted earlier for Fiscal Year 2025 performance-based stock awards.

Based on the Company's cumulative adjusted income from continuing operations, adjusted return on invested capital and total stockholder return for the performance period, as adjusted as outlined above, the Fiscal Year 2023 performance-based restricted shares had an overall achievement percentage of 221% of target and therefore were paid out as of the vesting date of July 31, 2025, as follows:

Named executive officer	Target number of shares granted in Fiscal Year 2023	Total shares paid out
John M. Holmes	43,580	96,312
Sean M. Gillen	10,150	22,432
Jessica A. Garascia	5,970	13,194
Christopher A. Jessup	10,150	22,432
Eric S. Pachapa	4,810	10,630

Fiscal Year 2025 total direct compensation

The following table shows target total direct compensation (base salary + target annual cash bonus + the target value of annual stock awards) set for each named executive officer for Fiscal Year 2025, compared to actual total direct compensation received by each named executive officer for Fiscal Year 2025.

Named executive officer	Fiscal Year 2025 total direct compensation		
	Target ($)	Actual ($)	Actual as a % of target
John M. Holmes	7,420,223	7,446,191	100%
Sean M. Gillen	2,490,262	2,500,442	100%
Jessica A. Garascia	1,745,097	1,754,367	101%
Christopher A. Jessup	2,490,262	2,500,442	100%
Eric S. Pachapa	1,107,104	1,112,834	101%

Fiscal Year 2025 peer group

The Human Capital and Compensation Committee believes that total compensation opportunities for the Company's key executives, including the named executive officers, should be competitive with those offered by other companies competing for talent in the Company's employment market.

The goal of the Human Capital and Compensation Committee is to assemble a set of peer group companies that provide relevant pay and performance comparisons with the Company. The Committee and its independent compensation consultant recognize that any peer group of the Company will be imprecise given the Company's unique characteristics, the variety of its businesses and the range of the markets in which the Company operates. They further recognize that there will be larger-sized and smaller-sized companies in the Company's peer group; companies that are competitors in some but not all of the Company's businesses; and other financial, business or market attributes that the peer group companies may or may not share with the Company.

When determining the Fiscal Year 2025 peer group, the Human Capital and Compensation Committee used the following criteria: company type; industry classification (using Standard and Poor's GICS codes); companies of comparable size to the Company by annual revenue (with secondary consideration given to market value); and business focus (organizations that conducted business similar in nature to that conducted by the Company).

Following its review and analysis, the Human Capital and Compensation Committee recommended and the Board approved a Fiscal Year 2025 peer group consisting of the following 17 companies:

- Air Lease Corporation
- Applied Industrial Technologies, Inc.
- Barnes Group Inc.
- Crane Co.
- Curtiss-Wright Corporation
- Ducommun Incorporated
- Heico Corporation
- Hexcel Corporation
- Moog Inc.
- MSC Industrial Direct Co., Inc.
- Spirit AeroSystems Holdings, Inc.
- The Timken Company
- TriMas Corporation
- Triumph Group, Inc.
- V2X, Inc.
- VSE Corporation
- Woodward, Inc.

The Fiscal Year 2025 peer group is the same as the Fiscal Year 2024 peer group except that it reflects: (1) the removal of Aerojet Rocketdyne Holdings, Inc. and Kaman Corporation, which were removed due to the impact of M&A (no longer standalone public companies), and (2) the addition of Air Lease Corporation, V2X, Inc., and VSE Corporation, which were added to maintain a robust sample size with close business alignment and within a reasonable range of AAR's scale. The Human Capital and Compensation Committee noted the following reasons supporting its selection of the Fiscal Year 2025 peer group:

- The business and financial comparability of the peer group, on balance, to the Company;
- The importance of year-to-year consistency in the comparisons of executive compensation;
- The fact that six of the 17 companies in the Company's peer group were also listed as peer group companies by both ISS and Glass Lewis, which are large proxy advisory firms.

Recommendations of the Chief Executive Officer

The Human Capital and Compensation Committee may consider the Chief Executive Officer's recommendations but retains the ultimate decision-making authority and responsibility for compensation decisions affecting the Company's executive officers.

The Human Capital and Compensation Committee considered the recommendations of the Chief Executive Officer in making Fiscal Year 2025 cash bonus and stock award decisions for the executive officers other than the Chief Executive Officer. In making his recommendations, the Chief Executive Officer evaluated the performance of the executives during the prior year against pre-established performance goals. Some of the performance goals related to the financial performance of the Company or the executive officer's business group. Other performance goals were non-quantitative and related to leadership development, customer relationships, acquisition integration, human capital development, or similar Company initiatives. The Chief Executive Officer's recommendations reflected his assessment of an individual executive officer's overall contributions to the performance of the Company.

Other compensation information

The Human Capital and Compensation Committee also considered certain historical compensation data for the Company's executives. This data included summaries of cash and equity compensation received in past years by each executive officer. The Committee also reviewed the executives' total annual compensation, including cash and non-cash direct compensation, cumulative benefits and savings under retirement plans and equity compensation programs, perquisites and potential payments on termination of employment, whether on a change-in-control of the Company or otherwise. It reviewed the performance of the Company and the executive officers during the year, taking into account pre-established goals, operational performance, business responsibilities, career experience, and long-term potential to enhance stockholder value. The Committee reviewed internal pay comparisons among the Company's executives to ensure that the Company's executive compensation program reflects the executives' relative positions, responsibilities, and contributions to the Company.

Key executive compensation policies and practices

The following are key factors that also affect the executive compensation decisions made by the Human Capital and Compensation Committee for the Company's executives, including its named executive officers:

Stock ownership guidelines

The Company has stock ownership guidelines requiring directors and executive officers to own and retain a meaningful amount of the Company's stock.

The table below summarizes the current stock ownership guidelines:

Applicable persons	Stock ownership requirement market value
Non-Employee Directors	5x annual cash retainer (currently $95,000) for a total of $475,000 (within five years of joining Board)
CEO	■ ■ ■ ■ ■ ■ 6x base salary
Executive Officers Reporting Directly to CEO	■ ■ ■ 3x base salary
Other Executive Officers	■ 1x base salary

Executive officers are defined as the officers that the Board designates as Section 16 officers. Executive officers not in compliance with these guidelines must retain at least 50% of the net shares after the payment of the exercise price and the withholding of taxes in the case of an option exercise or the withholding of taxes in the case of the vesting of restricted stock. Failure to meet these stock ownership levels within five years of appointment may result in a reduction in future stock awards. Stock values are measured as of each fiscal year-end, with unvested stock awards counted at 50% of their value and stock options counted at 0%.

All directors and named executive officers of the Company complied with the stock ownership requirements as of May 31, 2025.

Employment, severance and other agreements

The Company has an employment agreement with Mr. Holmes, its President and Chief Executive Officer, and as of May 31, 2025, had severance and change-in-control agreements in place with the remainder of the named executive officers. See "Potential payments upon a termination of employment or a change-in-control of the Company — Employment agreement with Mr. Holmes" for a description of the employment agreement between the Company and Mr. Holmes and "Potential payments upon a termination of employment or a change-in-control of the Company – Severance and change-in-control agreements" for a description of the severance and change-in-control agreements with the remainder of the named executive officers.

The rationale for the employment agreement and the severance and change-in-control agreements is to provide an appropriate measure of security and incentive to the executive officers in line with market practice and to promote the Company's goal of senior leadership stability.

The Company has no tax gross-up provisions in any agreement with any executive officer and all executive agreements contain double trigger change-in-control provisions (except that the CEO's employment agreement contains a single trigger change-in-control provision for the vesting of equity, which has been in the agreement since its June 1, 2018 effective date).

Equity grant practices

The Human Capital and Compensation Committee meets from time to time to consider and act with respect to equity compensation awards for the Company's executive officers. As described, the Committee typically approves annual stock awards at its July meeting. The Committee — or the Chief Executive Officer pursuant to authority delegated by the Committee — also grants stock awards to newly hired or newly promoted employees at other times during the year. The grant date is the date on which the Committee acts to approve the award, unless the Committee establishes the grant date at a specified future date, such as following the release of earnings or other potentially material non-public information. For example, in Fiscal Year 2025, the annual stock awards, including stock options, were approved at the Committee's regularly scheduled meeting in July to be granted at the end of the second full trading day (based on such closing stock price) following the release of our earnings for Fiscal Year 2024 and the filing of our Form 10-K. Board and Human Capital and Compensation Committee meetings are generally scheduled a year in advance. The Company does not time the granting of its equity compensation awards to affect the value of its executive compensation.

During Fiscal Year 2025, the Company did not grant stock options (or similar awards) to any named executive officer during any period beginning four business days before and ending one business day after the filing of any Company periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of any Company Form 8-K that disclosed any material non-public information.

Perquisites

We provide limited perquisites to our executive officers. See footnotes to the "All other compensation" column of the Summary Compensation Table for a description and valuation of these perquisites. The Human Capital and Compensation Committee believes these perquisites are reasonable, market-competitive and consistent with the Company's overall executive compensation program.

Retirement benefits

The Company's named executive officers participate in one or more of the following retirement plans:

- Retirement Plan: A tax-qualified defined benefit plan whose benefit accruals ceased in June 2005. The Retirement Plan was terminated on May 31, 2022, and a plan distribution was made to the one named executive officer under the plan in July 2023.
- Retirement Savings Plan: A tax-qualified 401(k) savings plan available to all employees.
- SKERP: A non-qualified retirement plan that makes up 401(k) benefits that would otherwise be lost as a result of Internal Revenue Code limits and provides additional employer contributions.

The Human Capital and Compensation Committee views the retirement benefits for the named executive officers as reasonable, market-competitive and consistent with the Company's overall executive compensation program.

Risk management

The Human Capital and Compensation Committee considered, with the assistance of its independent compensation consultant, whether the Company's compensation policies and practices in Fiscal Year 2025 for its employees, including the named executive officers, posed any significant risks or were reasonably likely to have a material adverse effect on the Company. The Human Capital and Compensation Committee determined that the Company's compensation policies and practices did not encourage excessive or inappropriate risk-taking and that they were not reasonably likely to have any such material adverse effect on the Company.

The Human Capital and Compensation Committee believes that the design and operation of the Company's executive compensation program are consistent with the Company's risk management strategies for the following reasons:

- The Fiscal Year 2025 executive compensation program was designed to provide a proper balance between cash and stock compensation, fixed and variable compensation, and short-term and long-term compensation. The Human Capital and Compensation Committee generally favors a heavier weighting of longer-term, stock compensation to align the executives' interests with the interests of stockholders, to promote performance and to encourage long-term value creation.
- Fiscal Year 2025 short-term incentive plan awards — performance-based cash compensation — were based on two different performance metrics: adjusted diluted earnings per share from continuing operations and adjusted net working capital turns, each of which provide benefits to the Company's stockholders. In any year, regardless of the Company's performance against these metrics, the Human Capital and Compensation Committee retains (and has exercised) the discretion to reduce any annual cash bonus for any reason.

- The balance built into the Fiscal Year 2025 short-term incentive plan was also reflected in the Fiscal Year 2025 long-term incentive plan awards, which consisted of performance-based restricted stock, stock options and time-based restricted stock. Each of these long-term equity-based incentive awards contains vesting periods designed to promote employee retention. They also are linked to the value of the Company's common stock, thus aligning the executives' interests with the interests of the Company's stockholders.

- The Company's stock ownership guidelines align the interests of directors and executive officers with the interests of stockholders, providing further assurance that decisions are made in the best interest of stockholders.

- The Human Capital and Compensation Committee, its independent compensation consultant and senior management work together to ensure that the aggregate level of executive compensation fits within the Company's budget.

Role of the independent compensation consultant

Semler Brossy served as the independent compensation consultant to the Human Capital and Compensation Committee in Fiscal Year 2025. Semler Brossy provides research, data analysis, market information and compensation plan design expertise and experience to the Human Capital and Compensation Committee. Semler Brossy assisted with the design and implementation of the Fiscal Year 2025 short-term and long-term incentive plans for the Company's senior executives and the development of the Company's peer group for executive compensation purposes. Semler Brossy also kept the Committee apprised of regulatory developments and market trends related to executive compensation practices. Representatives of Semler Brossy attended all meetings of the Human Capital and Compensation Committee in Fiscal Year 2025.

The Human Capital and Compensation Committee considered the independence of Semler Brossy in Fiscal Year 2025. The Human Capital and Compensation Committee's consideration of Semler Brossy's independence focused on the following factors:

- Semler Brossy provides no other services to the Company and received no other fees from the Company apart from its compensation for consulting with the Human Capital and Compensation Committee;

- The conflicts of interest policies and procedures of the Company and of Semler Brossy;

- The fact that the Semler Brossy employees who provided compensation consulting services did not own any shares of the Company's common stock;

- The lack of any relationships between Semler Brossy and members of the Company's Board; and

- The lack of any relationships between Semler Brossy and any of the Company's executive officers.

Based on this assessment, the Human Capital and Compensation Committee concluded that no conflicts of interest existed with respect to Semler Brossy and that Semler Brossy was independent of the Company.

Incentive compensation recoupment policy

In September 2023, the Human Capital and Compensation Committee adopted a compensation recoupment policy, incorporating the requirements of Rule 10D-1 under the Exchange Act and the relevant NYSE listing standards. Pursuant to this compensation recoupment policy, in the event that the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under securities laws, the Company will recover, reasonably promptly, any covered incentive-based compensation received by an executive officer (or other individual who is an officer for purposes of Section 16 of the Exchange Act) during the three preceding completed fiscal years, to the extent such compensation exceeds the amount that otherwise would have been received based on the restated amounts, computed without regard to any taxes paid. The compensation recoupment policy covers compensation that is granted, earned, or vested based wholly or in part upon the attainment of any measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measures that are derived wholly or in part from such measures, including stock price and total shareholder return.

The Company is required to recover all applicable compensation received by a covered officer in the event of an accounting restatement described above, unless the Human Capital and Compensation Committee has determined that recovery would be impracticable in accordance with Rule 10D-1 under the Exchange Act, and one of the specified exceptions under the compensation recoupment policy applies.

The compensation recoupment policy applies to incentive-based compensation received by covered officers after October 2, 2023. Incentive-based compensation received by the Company's executive officers prior to such date remains subject to the Company's prior claw-back policy. The prior claw-back policy provides for the recoupment of incentive compensation, including bonuses and equity-based grants and awards, paid to a current or former executive officer of the Company where such person's misconduct contributed to an accounting restatement of the Company's financial statements.

Insider trading, anti-hedging and anti-pledging policies

The Company maintains a strong insider trading policy aimed at ensuring that its directors, officers and employees do not use confidential or material non-public information in connection with the purchase, sale, and/or other dispositions in Company securities or in the securities of other companies with which the Company does business. The insider trading policy is reasonable designed to promote compliance with applicable securities laws governing insider trading, including listing rules of the NYSE.

An important part of the Company's insider trading policy is the prohibition on directors, officers and employees engaging in short sales, market put and call options, margining and hedging, pledging or hypothecation of the Company's securities, except for pledging or hypothecation in connection with a cashless exercise of stock options issued by the Company. The Company discourages its directors, officers and employees from engaging in short-term speculative trading, and the prohibition on hedging and pledging securities is consistent with this perspective.

Executive compensation tables

Summary compensation table[1]

The following table sets forth compensation information for our named executive officers for Fiscal Year 2025, Fiscal Year 2024 and Fiscal Year 2023, as applicable:

Name and principal position	Year	Salary ($)[2]	Bonus ($)	Stock awards ($)[3]	Option awards ($)[4]	Non-equity incentive plan compensation ($)[5]	Change in pension value and non-qualified deferred compensation earnings ($)[6]	All other compensation ($)[7]	Total ($)
John M. Holmes	2025	1,082,000	—	4,031,923	1,007,900	1,324,368	—	699,933	8,146,124
President and Chief	2024	1,050,000	—	3,272,152	818,019	2,242,800	222	482,257	7,865,450
Executive Officer	2023	1,000,000	—	2,737,486	912,550	1,370,000	864	688,239	6,709,139
Sean M. Gillen	2025	509,000	—	1,177,877	294,385	519,180	—	191,580	2,692,022
Senior Vice President and	2024	494,000	—	680,302	169,957	879,320	—	161,438	2,385,017
Chief Financial Officer	2023	480,000	—	637,623	212,465	657,600	—	165,573	2,153,261
Jessica A. Garascia	2025	463,500	—	654,451	163,647	472,770	—	154,404	1,908,772
Senior Vice President, General	2024	450,000	—	540,163	135,029	801,000	—	128,839	2,055,031
Counsel, Chief Administrative Officer and Secretary	2023	430,000	—	375,036	125,031	589,100	—	137,961	1,657,128
Christopher A. Jessup	2025	509,000	—	1,177,877	294,385	519,180	—	211,503	2,711,945
Senior Vice President,	2024	494,000	—	680,302	169,957	879,320	—	182,799	2,406,378
Chief Commercial Officer	2023	480,000	—	637,623	212,465	657,600	—	194,827	2,182,515
Eric S. Pachapa	2025	382,000	—	350,850	87,754	292,230	—	109,125	1,221,959
Vice President, Controller and	2024	371,000	—	322,525	80,612	495,285	—	101,971	1,363,968
Chief Accounting Officer	2023	360,000	—	302,374	100,641	369,900	—	108,927	1,241,842

[1]   **General.** The Summary Compensation Table provides specific compensation information for the Company's named executive officers in accordance with applicable SEC rules. Please read the "Compensation discussion and analysis" section of this proxy statement for a more detailed explanation of the Company's executive compensation program in Fiscal Year 2025.

[2]   **Salary.** In Fiscal Year 2025, each named executive officer received a base salary increase of 3% as stated in the "Compensation discussion and analysis" section of the proxy statement.

[3]   **Stock Awards.** The amounts in this column for Fiscal Year 2025 reflect the grant date fair values of the time-based restricted stock awards as well as the value of performance-based restricted stock awards at their target levels. These values were computed in accordance with FASB ASC Topic 718 based on the fair market value of the underlying common stock on the date of grant. The grant date fair values of the performance-based stock awards, assuming the performance conditions are met at the maximum level (200% payout) as opposed to the target level (100% payout) included in the table as required by SEC rules, are as follows: Mr. Holmes: $6,047,884; Mr. Gillen: $1,766,648; Ms. Garascia: $981,844; Mr. Jessup: $1,766,648; and Mr. Pachapa: $526,108. In July 2024, the Human Capital and Compensation Committee made grants of time-based restricted stock awards and performance-based restricted stock awards pursuant to the Company's Fiscal Year 2025 Long Term Incentive Compensation Program to each named executive officer. The time-based restricted stock generally vests on July 31, 2027.

The grant date fair values represent the Company's accounting expense for the grants made to the named executive officers in a given year. These amounts do not represent the actual value that may be realized by the named executive officers because an award may be forfeited or may not vest or may vest at a lower or higher level. The "Compensation discussion and analysis" section of this proxy statement contains additional information about the awards of performance-based restricted stock in Fiscal Year 2025. Vesting information is presented under "Executive Compensation — Outstanding equity awards at Fiscal Year 2025 year-end — Vesting."

[4]   **Option Awards.** The amounts in this column for Fiscal Year 2025 reflect the grant date fair value of the stock option awards computed in accordance with FASB ASC Topic 718. In July 2024, the Human Capital and Compensation Committee made grants of stock options pursuant to the Company's Fiscal Year 2025 Long Term Incentive Compensation Program to each named executive officer. The stock awards vest in 1/3 installments beginning on July 31, 2025. See Note 7 to the Consolidated Financial Statements contained in the Company's 2025 Form 10-K for an explanation of the assumptions made by the Company in the valuation of these awards.

The grant date fair values represent the Company's accounting expense for the grants of stock options made to the named executive officers in a given year. These amounts do not represent the actual value that may be realized by the named executive officers because a stock option may be forfeited, may not be exercised or may not vest. The "Compensation discussion and analysis" section of this proxy statement contains additional information about the awards of stock options granted in Fiscal Year 2025. Vesting information is presented under "Executive Compensation — Outstanding equity awards at Fiscal Year 2025 year-end — Vesting."

[5]   **Non-Equity Incentive Plan Compensation.** The Fiscal Year 2025 amounts in this column are the performance-based cash bonuses earned by each of the named executive officers under the Company's Fiscal Year 2025 short-term incentive plan. The "Compensation discussion and analysis" section of this proxy statement contains additional information about the Fiscal Year 2025 bonuses.

[6]   **Change in Pension Value and Non-Qualified Deferred Compensation Earnings.** This column shows the increased pension value under the Retirement Plan for Mr. Holmes, who is the only named executive officer with a benefit under the Retirement Plan. As part of the Retirement Plan termination, Mr. Holmes received a distribution of his plan benefit in July 2023. This column does not include any preferential or above-market earnings on deferred compensation as the Company does not pay such earnings on the deferred compensation of its named executive officers.

[7] **All other compensation.** The table below provides a breakdown, by type and amount, of the totals shown in the "All other compensation" column for each named executive officer in Fiscal Year 2025. As required by the SEC rules, the Company values perquisites based on the aggregate incremental cost to the Company. From time to time, executive officers may use our tickets to sporting venues for personal use. We believe there is no incremental cost associated with our executive officers using our tickets to sporting venues for personal use because the tickets are purchased in advance for the entire season with the intention that they be used for business purposes, they cannot be returned for a refund if they are unused and use for personal purposes occurs only if the tickets have not been reserved for use for a business purpose.

Named executive officer	Company 401(k) plan contributions ($)	Company SKERP contributions ($)	Perquisites and Other Personal Benefits* ($)	Total ($)
John M. Holmes	20,922	603,329	75,682	699,933
Sean M. Gillen	15,715	157,186	18,679	191,580
Jessica A. Garascia	10,521	128,088	15,795	154,404
Christopher A. Jessup	20,890	172,736	17,877	211,503
Eric S. Pachapa	20,840	83,990	4,295	109,125

* Amounts include club dues and expenses, financial planning, executive physicals, and travel-related benefits, including personal use of corporate aircraft and spousal travel, each of which was provided to one or more of our NEOs. The cost of any category of the listed perquisites and other personal benefits did not exceed the greater of $25,000 or 10% of total perquisites and other personal benefits for any NEO, except $51,178 for club dues and expenses for Mr. Holmes.

Employment agreement with Mr. Holmes

We entered into an amended and restated employment agreement with John M. Holmes, effective when he became President and Chief Executive Officer of the Company on June 1, 2018, which agreement was amended on July 30, 2020, to, among other items, acknowledge that Mr. Holmes's compensation may be reduced temporarily to comply with the restrictions of the CARES Act in connection with the Company receiving financial assistance under that Act. The agreement has an automatic annual renewal provision, subject to either party's right to terminate.

The table below outlines the principal terms of Mr. Holmes's employment agreement.

Type of benefit	Description
Annual base salary	$900,000 as may be subsequently increased by the Human Capital and Compensation Committee ($1,082,000 as of May 31, 2025)
Annual cash bonus	Target cash bonus opportunity of 100% of base salary and a maximum opportunity based on achievement of performance goals established each year by the Human Capital and Compensation Committee (120% for Fiscal Year 2025)
Annual stock and stock option awards	As determined each year by the Human Capital and Compensation Committee
Perquisites and other benefits	Financial planning and tax preparation services (not to exceed $15,000 per calendar year); participation in the Company's executive physical program; club dues; and participation in the defined contribution portion of the Company's SKERP
Termination / Change-in-Control benefits	See "Potential payments upon a termination of employment or a change-in-control of the Company — Employment agreement with Mr. Holmes"

Agreements with other named executive officers

The Company has a severance and change-in-control agreement with the remainder of the named executive officers. See "Potential payments upon a termination of employment or a change-in-control of the Company" for information about these severance and change-in-control agreements.

Fiscal Year 2025 grants of plan-based awards

The following table sets forth information for each named executive officer with respect to:

- Estimated possible payouts under non-equity incentive plan award opportunities for Fiscal Year 2025;
- Estimated future payouts under equity incentive plan award opportunities for Fiscal Year 2025;
- Other stock awards made in Fiscal Year 2025; and
- Stock options granted in Fiscal Year 2025.

Named executive officer	Grant date[1]	Approval date[1]	Estimated possible payouts under non-equity incentive plan awards[2]			Estimated future payouts under equity incentive plan awards[3]			All other stock awards: number of shares of stock or units (#)[4]	All other option awards: number of securities underlying options (#)[5]	Exercise or base price of option awards ($/sh)	Grant date fair value of stock and option awards ($)[6]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
John M. Holmes			649,200	1,298,400	2,596,800							
	7/22/24	7/9/24							15,040			1,007,981
	7/22/24	7/9/24				22,560	45,120	90,240				3,023,942
	7/22/24	7/9/24								39,510	67.02	1,007,900
Sean M. Gillen			254,500	509,000	1,018,000							
	7/22/24	7/9/24							4,395			294,553
	7/22/24	7/9/24				6,590	13,180	26,360				883,324
	7/22/24	7/9/24								11,540	67.02	294,385
Jessica A. Garascia			231,750	463,500	927,000							
	7/22/24	7/9/24							2,440			163,529
	7/22/24	7/9/24				3,663	7,325	14,650				490,922
	7/22/24	7/9/24								6,415	67.02	163,647
Christopher A. Jessup			254,500	509,000	1,018,000							
	7/22/24	7/9/24							4,395			294,553
	7/22/24	7/9/24				6,590	13,180	26,360				883,324
	7/22/24	7/9/24								11,540	67.02	294,385
Eric S. Pachapa			143,250	286,500	573,000							
	7/22/24	7/9/24							1,310			87,796
	7/22/24	7/9/24				1,963	3,925	7,850				263,054
	7/22/24	7/9/24								3,440	67.02	87,754

[1]   The Human Capital and Compensation Committee approved the annual stock award grants under the Company's Fiscal Year 2025 long-term incentive plan at its meeting on July 9, 2024, with a grant date of July 22, 2024.

[2]   Annual cash bonuses under the Company's Fiscal Year 2025 short-term incentive plan were subject to performance in Fiscal Year 2025, which has now occurred. The information in these columns reflects the range of potential payouts at the time the performance goals were set by the Human Capital and Compensation Committee at its meeting on July 9, 2024 and based on salary increases for Fiscal Year 2025 that were effective as of June 1, 2024.

[3]   The information in these columns shows the range of performance-based restricted stock grants that could be earned by the named executive officers under the Fiscal Year 2025 long-term incentive plan. The actual number of shares of performance-based restricted stock granted under the Fiscal Year 2025 long-term incentive plan is listed in the "Target" column. See the "Compensation discussion and analysis" section of this proxy statement for a description of the performance-based restricted stock awards under the Fiscal Year 2025 long-term incentive plan.

[4]   This column shows the number of shares of time-based restricted stock granted to the named executive officers under the Company's Fiscal Year 2025 long-term incentive plan on July 22, 2024.

[5]   This column shows the number of shares subject to stock options granted to the named executive officers under the Company's Fiscal Year 2025 long-term incentive plan on July 22, 2024.

[6]   The grant date fair values of the restricted stock awards and the stock option awards were computed in accordance with FASB ASC Topic 718.

Outstanding equity awards at Fiscal Year 2025 year-end

The following table sets forth information for each named executive officer with respect to:

- Each stock option that remained outstanding as of May 31, 2025; and
- Each award of restricted stock that was not vested and remained outstanding as of May 31, 2025.

Named executive officer	Option awards[1]					Stock awards			
	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)[2]	Market value of shares or units of stock that have not vested ($)[3]	Equity incentive plan awards: number of unearned shares, units, or other rights that have not vested (#)[4]	Equity incentive plan awards: market or payout value of unearned shares, units, or other rights that have not vested ($)[5]
John M. Holmes	82,300	—	—	48.09	07/09/28	50,865	3,123,620	130,815	8,033,349
	78,225	—	—	37.66	07/08/29	—	—	—	—
	23,950	—	—	37.74	07/12/31	—	—	—	—
	312	—	—	50.93	03/25/32	—	—	—	—
	34,546	17,274	—	41.88	07/18/32	—	—	—	—
	10,773	21,547	—	58.27	07/24/33	—	—	—	—
	—	39,510	—	67.02	07/22/34	—	—	—	—
Sean M. Gillen	47,870	—	—	18.94	07/13/30	12,390	760,870	32,085	1,970,340
	7,970	—	—	37.74	07/12/31	—	—	—	—
	8,042	4,023	—	41.88	07/18/32	—	—	—	—
	2,238	4,477	—	58.27	07/24/33	—	—	—	—
	—	11,540	—	67.02	07/22/34	—	—	—	—
Jessica A. Garascia[6]	1,559	—	—	37.74	07/12/31	6,364	390,813	17,097	1,049,927
	1,183	1,579	—	41.88	07/18/32	—	—	—	—
	889	2,965	—	58.27	07/24/33				
	—	6,415	—	67.02	07/22/34	—	—	—	—
Christopher A. Jessup	2,528	—	—	37.74	07/12/31	12,390	760,870	32,085	1,970,340
	59	—	—	50.93	03/25/32	—	—	—	—
	8,042	4,023	—	41.88	07/18/32	—	—	—	—
	2,238	4,477	—	58.27	07/24/33	—	—	—	—
	—	11,540	—	67.02	07/22/34	—	—	—	—
Eric S. Pachapa	7,674	—	—	18.94	07/13/30	5,105	313,498	12,885	791,268
	1,620	—	—	37.74	07/12/31	—	—	—	—
	7	—	—	50.93	03/25/32	—	—	—	—
	1,905	1,905	—	41.88	07/18/32	—	—	—	—
	1,061	2,124	—	58.27	07/24/33	—	—	—	—
	—	3,440	—	67.02	07/22/34	—	—	—	—

[1] These columns show the number, option exercise price and option expiration date of outstanding stock options held by the named executive officers at the end of Fiscal Year 2025. The first column shows this information for exercisable stock options, and the second column shows this information for unexercisable stock options.

The table below shows the vesting dates for these unexercisable options.

Vesting date	Mr. Holmes	Mr. Gillen	Ms. Garascia	Mr. Jessup	Mr. Pachapa
07/31/25	41,217	10,107	5,199	10,107	4,112
07/31/26	23,944	6,085	3,621	6,085	2,209
07/31/27	13,170	3,848	2,139	3,848	1,148

[2] This column shows the number of unvested shares of time-based restricted stock held by the named executive officers at the end of Fiscal Year 2025. The table below shows the vesting dates for these unvested shares.

Vesting date	Mr. Holmes	Mr. Gillen	Ms. Garascia	Mr. Jessup	Mr. Pachapa
07/31/25	21,785	5,075	1,990	5,075	2,410
07/31/26	14,040	2,920	1,934	2,920	1,385
07/31/27	15,040	4,395	2,440	4,395	1,310

[3] This column shows the market value of the unvested shares of time-based restricted stock held by the named executive officers based on a price of $61.41 per share (the closing price of the common stock on May 31, 2025).

[4] This column shows the number of unvested shares of performance-based restricted stock at the target level held by the named executive officers at the end of Fiscal Year 2025. The table below shows the vesting dates for these unvested shares:

Vesting date	Mr. Holmes	Mr. Gillen	Ms. Garascia	Mr. Jessup	Mr. Pachapa
07/31/25	43,580	10,150	3,980	10,150	4,810
07/31/26	42,115	8,755	5,792	8,755	4,150
07/31/27	45,120	13,180	7,325	13,180	3,925

[5] This column shows the market value of the unvested shares of performance-based restricted stock at the target level held by the named executive officers based on a price of $61.41 per share (the closing price of the common stock on May 31, 2025).

[6] Equity award numbers are net of the portions where the economic interest has been transferred in a transaction exempt from Section 16 pursuant to Rule 16a-12 of the Exchange Act.

Vesting

The vesting rules for stock options, shares of time-based restricted stock and shares of performance-based restricted stock are described in the following table:

	General rule	Retirement[1]	Disability	Death
Stock options	33⅓% in each of years 1, 2 and 3	Stock options continue to vest in accordance with the vesting schedule (except if death occurs before the option expiration date, unvested options are forfeited and vested options are exercisable for the period described under "Death")	Stock options continue to vest until the earlier of (i) one year after termination of employment and (ii) the option expiration date (except that if death occurs before the option expiration date, unvested options are forfeited and vested options are exercisable for the period described under "Death")	Unvested stock options expire on the date of death and vested stock options continue to be exercisable until the earlier of one year after the date of death or the expiration date of the stock option, provided that if death occurs after three months of Retirement, the vested stock options are exercisable until the expiration date
Time-based restricted stock	100% cliff vesting in year 3	Stock continues to vest in accordance with the vesting schedule	Stock vests pro-rata based on the date of Disability	Stock vests pro-rata based on the date of death
Performance-based restricted stock	100% cliff vesting in year 3, assuming the performance conditions are met	Stock continues to vest in accordance with the vesting schedule	Stock vests pro-rata based on the date of Disability	Stock vests pro-rata based on the date of death

[1] Retirement is defined as voluntary retirement when an employee reaches age 65 or the employee reaches age 55 and the sum of employee's age and the number of consecutive years of service is at least 75.

Fiscal Year 2025 option exercises and stock vested

The following table sets forth information for each named executive officer concerning:

- The exercise of options during Fiscal Year 2025;
- The dollar amount realized on exercise of the options;
- The number of shares of restricted stock that vested during Fiscal Year 2025; and
- The value of those vested shares.

	Option awards		Stock awards	
Named executive officer	Number of shares acquired on exercise (#)	Value realized on exercise[1] ($)	Number of shares acquired on vesting (#)	Value realized on vesting[2] ($)
John M. Holmes	108,427	4,089,429	195,045	13,323,615
Sean M. Gillen	17,385	647,882	31,800	2,054,280
Jessica A. Garascia	—	—	19,885	1,284,571
Christopher A. Jessup	26,893	1,384,229	25,869	1,720,153
Eric S. Pachapa	—	—	13,879	914,324

[1] These amounts represent the difference between the closing market price of the common stock on the date of exercise and the exercise price, multiplied by the number of shares covered by the option.

[2] These amounts represent the closing market price of the common stock on the date of vesting, multiplied by the number of shares that vested.

Retirement plan

The Company's Retirement Plan was a tax-qualified pension plan. Benefit accruals ceased under the Retirement Plan with respect to most participants, including the named executive officers, effective June 1, 2005. Mr. Holmes is the only named executive officer who participated in the Retirement Plan. The Company terminated the Retirement Plan as of May 31, 2022 and all distributions from the plan have been completed. Mr. Holmes received his plan benefit distribution in the form of a lump sum in July 2023.

Non-qualified deferred compensation (SKERP)

The Company provides non-qualified deferred compensation benefits under the Company's SKERP. The SKERP covers certain executives and key employees designated by the Human Capital and Compensation Committee. All of the named executive officers participated in the SKERP in Fiscal Year 2025.

The material terms and conditions of the SKERP include the following.

Contributions

Each participant may make an advance election to contribute a portion of the participant's base salary (up to 75%) for a calendar year and a portion of the bonus (up to 75%) paid for the Company's fiscal year. The Company makes the following contributions: (i) the matching contribution that could not be made under the Retirement Savings Plan due to the Internal Revenue Code limit on compensation that can be taken into account in determining benefits ($350,000 in 2025), based on the formula in the Retirement Savings Plan; (ii) the portion of the non-elective retirement benefit contribution that could not be made under the Retirement Savings Plan due to the Code's compensation limit; and (iii) annual discretionary supplemental contributions to the accounts of eligible officers. To receive a credit of this annual supplemental contribution, the participant generally must be employed on the day before the contribution is made to the SKERP (unless termination of employment is due to death or disability). The SKERP was amended in 2020 to provide that in the event of suspension of the matching contributions or non-elective retirement benefit contributions under the Retirement Savings Plan, corresponding contributions under the SKERP will be suspended.

Vesting

A participant is fully vested in amounts attributable to that participant's own deferral contributions, and vests in all Company contributions, except supplemental contributions, at a rate equal to 33⅓% for each year of vesting service (subject to full vesting upon age 65, death or disability). A participant vests in amounts attributable to Company supplemental contributions according to the following schedule: (i) 25% upon reaching the earlier of 10 years of service or when the sum of age and years of service equals 60; (ii) 50% upon reaching the earlier of 20 years of service or when the sum of age and years of service equals 65; (iii) 75% when the sum of age and service equals 70; and (iv) 100% upon the earlier of age 65 or when the sum of age and service equals 75. Participants fully vest in their benefits upon a change in control of the Company.

Investments

Each participant's plan accounts are credited with earnings and losses based on investment alternatives made available by the plan committee and selected by the participant from time to time. The investment options currently offered under the SKERP consist of 30 mutual funds. Participants may change investment elections at any time.

Distributions

For contributions made prior to August 1, 2019, the portion of a participant's account attributable to salary and bonus deferrals is paid on a date elected by the participant, which must be at least seven months and not later than 15 years after termination and the participant can elect to have this paid in a lump sum or installments not to exceed 15 years. A participant who fails to make an election will have the account paid in a lump sum seven months after termination. This election generally must be made in advance, at the same time the participant completed the deferral election. The remainder of the participant's SKERP account is paid in a lump sum seven months after termination. For contributions made on or after August 1, 2019, a participant can elect the time and form of payment of the entire account, as described above.

Notwithstanding the foregoing, (i) a participant can change the time and form of payment of the portion of that participant's accounts earned and vested in accordance with procedures set forth in the plan; and (ii) a participant can elect a distribution at any time in order to satisfy an unforeseeable hardship (as defined in the SKERP).

Forfeiture events

A participant will forfeit the portion of the plan accounts attributable to Company supplemental contributions if that participant's employment is terminated for cause (as defined in the SKERP), or if during employment or the one-year period thereafter the participant violates the covenant not to compete contained in the SKERP. The forfeiture provision does not apply if the participant's termination of employment causes benefits to be paid under change in control provisions of any agreement between the participant and the Company.

SKERP benefits

The following table below shows the contributions made by each participating named executive officer and by the Company in Fiscal Year 2025, the earnings accrued on the named executive officer's account balance in Fiscal Year 2025, and the account balance as of May 31, 2025. All named executive officers were eligible to participate in the SKERP in Fiscal Year 2025.

Fiscal Year 2025 non-qualified deferred compensation

Named executive officer	Executive contributions in Fiscal Year 2025 ($)[1]	Company contributions in Fiscal Year 2025 ($)[2]	Aggregate earnings in Fiscal Year 2025 ($)[3]	Aggregate withdrawals/ distributions ($)	Aggregate balance at May 31, 2025 ($)[4]
John M. Holmes	355,307	603,329	632,024	—	7,985,958
Sean M. Gillen	66,941	157,186	102,967	—	1,050,031
Jessica A. Garascia	83,723	128,088	65,169	—	721,012
Christopher A. Jessup	66,941	172,736	74,054	—	1,129,160
Eric S. Pachapa	42,403	83,990	54,563	—	605,271

[1] The amount of contributions made by each named executive officer and reported in this column in respect of salary deferrals in Fiscal Year 2025 is included in each named executive officer's compensation reported in the Summary Compensation Table as Salary. The amount of contributions reported in this column also reflects deferral of cash bonuses paid in Fiscal Year 2025 but earned and reported on the Summary Compensation Table for Fiscal Year 2024.

[2] The amount of Company contributions reported in this column for each named executive officer is reported in the "All other compensation" column in the Summary Compensation Table.

[3] The investment earnings reported in this column for each named executive officer are not reported in the Summary Compensation Table.

[4] The aggregate balance as of May 31, 2025 reported in this column for each named executive officer reflects amounts that have been previously reported as compensation in the Summary Compensation Table for Fiscal Year 2025 or prior years, except the following amounts of earnings included in the account balance: Mr. Holmes – $3,108,794, Mr. Gillen – $241,470, Ms. Garascia – $130,206, Mr. Jessup – $234,985, and Mr. Pachapa – $122,710.

Retirement savings plan

The Retirement Savings Plan is a tax-qualified retirement plan (i.e., a 401(k) plan) that covers most United States employees, including the named executive officers. The material terms and conditions of the Retirement Savings Plan as it pertains to non-union employees are as follows:

Contributions

A participant can elect to defer up to 75% of the participant's compensation, up to a maximum of $23,500 for 2025, or $31,000 if age 50 or older. Contributions can be made on a pre-tax or after-tax basis, as elected by the participant. Under the current eligibility provisions, unless a participant elects otherwise participation is automatic at a 6% deferral rate, with an automatic 1% annual increase.

The Company provides a matching contribution and a non-elective retirement benefit contribution. The current matching contribution is made, as of each payroll period, in an amount equal to 50% of the first 6% of the participant's contributions, up to 3% of the participant's compensation, to the Plan for such payroll period. The non-elective retirement benefit contribution is available only to those hired or rehired before January 1, 2020, and is equal to a percentage of compensation, up to 4%, based on the participant's age and years of credited service. A participant must have earned one year of service to be eligible for the non-elective retirement benefit contribution. Compensation for purposes of determining contributions includes cash compensation shown as income on the participant's Form W-2, reduced by the participant's contributions to the plan and excluding the income attributable to restricted stock, stock options, reimbursements or other expense allowances and fringe benefits and subject to the Code's compensation limit ($350,000 for 2025).

Investments

Each participant's plan account is credited with earnings and losses based on investment alternatives made available by the plan committee and selected by the participant from time to time. The investment options currently offered under the plan consist of 14 target date funds and 17 other funds. Participants may change investment elections at any time.

Vesting

Participants are fully vested in their own contribution accounts, and vest in the Company contribution accounts at a rate equal to 33⅓% for each year of vesting service (subject to full vesting upon age 65, death or disability).

Distributions

Participants can elect distributions of the plan accounts upon termination of employment in a lump sum, an eligible rollover distribution, or, if early or normal retirement has been attained, in installments not to exceed 15 years.

Potential payments upon a termination of employment or a change-in-control of the Company

The Company provides certain benefits to eligible employees upon certain types of termination of employment, including a termination of employment involving a change-in-control of the Company. These benefits are in addition to the benefits to which the employees would be entitled upon a termination of employment generally (i.e., vested retirement benefits accrued as of the date of termination, stock options and restricted stock that are otherwise vested as of the date of termination and the right to elect continued health coverage pursuant to COBRA). These benefits as they pertain to the named executive officers are as described and set forth in the tables beginning on page 71.

Employment agreement with Mr. Holmes

The Company's employment agreement with Mr. Holmes as in effect May 31, 2025 provides for the following benefits:

Termination of employment — prior to, or more than 18 months after, a change-in-control

If prior to, or more than 18 months after, a Change-in-Control, either the Company terminates his employment other than for Cause or Disability or Mr. Holmes terminates his employment for Good Reason, Mr. Holmes is entitled to: (i) continued payment of his base salary for 24 months, and (ii) a lump sum payment equal to two times the greater of (A) his target-level annual cash bonus amount for the fiscal year in which the termination occurs or (B) the average of the cash incentive bonuses paid to him for the preceding two fiscal years of the Company. Payments cease upon a breach of the confidentiality or non-compete provisions set forth in the agreement (the non-compete provisions remain in effect for the 18-month period following any such termination of employment).

Proposal 2 Executive compensation

Termination of employment — within 18 months following a change-in-control

If Mr. Holmes's employment is terminated within 18 months following a Change-in-Control either by the Company other than for Cause or Disability or by Mr. Holmes for Good Reason, he is entitled to:

- An immediate lump sum payment equal to the sum of (A) any unpaid salary through the date of termination and any unpaid bonus earned for the preceding fiscal year, (B) a pro rata portion of the bonus that would have been paid to him had he remained employed until the end of the fiscal year and all performance goals were met at target level, and (C) three times the sum of his base salary plus the greater of (i) his target-level annual cash bonus amount for the fiscal year in which the termination occurs or the preceding fiscal year, whichever produces the higher amount or (ii) the cash bonus paid for either the most recently completed fiscal year prior to the termination or the preceding fiscal year, whichever produces the higher amount;

- Continued coverage for Mr. Holmes and his spouse under the Company's welfare and fringe benefit plans for three years following termination of employment (he and his spouse can elect continued medical and dental coverage pursuant to COBRA at the end of such three-year period); and

- Reasonable legal fees incurred by Mr. Holmes in enforcing the agreement.

Change-in-Control

Upon a Change-in-Control, outstanding awards granted to Mr. Holmes under our stock plan vest (with performance goals deemed satisfied at the higher of target level or actual level).

If any excise tax would be triggered, Mr. Holmes may elect to either (i) receive the full amount of severance benefits and be responsible for paying the excise tax or (ii) receive severance benefits up to the maximum amount that can be paid without triggering the excise tax.

Termination of employment — disability

Regardless of whether a Change-in-Control is involved, if Mr. Holmes's employment terminates due to Disability, he will receive payment pursuant to the Company's disability plans then in effect, and he will continue to receive coverage under the Company's medical, dental, and life insurance plans for two years following such termination.

In any event, payments under the employment agreement in connection with Mr. Holmes's termination of employment that would be considered deferred compensation under Section 409A of the Internal Revenue Code will be delayed for six months following such termination to the extent necessary to comply with Section 409A.

For purposes of Mr. Holmes's employment agreement:

''Change-in-Control'' means the earliest of (i) a person's acquisition of more than 35% of the voting power of the Company's outstanding stock, (ii) a merger or consolidation of the Company that results in the holders of the voting stock immediately prior thereto holding less than 60% of the voting stock of the resulting or surviving entity, (iii) a sale of substantially all of the Company's assets other than to an entity at least 80% owned by the Company, or (iv) the election, without the consent of the incumbent Board, of a majority of the directors then in office.

''Cause'' means Mr. Holmes's (i) dishonesty, intentional breach of fiduciary duty, or intentional wrongdoing or malfeasance, (ii) disregard of a material, lawful and proper direction from the Board, (iii) material breach of the employment agreement that is not cured within 30 days of receipt of notice from the Company, (iv) final, non-appealable conviction of a felony that involves bribery, embezzlement or fraud against the Company, or (v) willful misconduct that causes material financial, reputational or other harm to the Company.

''Disability'' means a physical or mental condition that has prevented Mr. Holmes from substantially performing his duties under the employment agreement for a period of 180 days and that is expected to continue to render Mr. Holmes unable to substantially perform his duties for the remaining term of the employment agreement on a full-time basis.

''Good Reason'' means (i) a material reduction in the nature or scope of Mr. Holmes's duties or responsibilities or in his compensation (including benefits), (ii) removal of or a failure to nominate Mr. Holmes as a director, (iii) a material breach of the employment agreement by the Company that is not cured within 30 days of receipt of notice from Mr. Holmes, or (iv) a relocation of his primary place of employment by 50 or more miles.

''Retirement'' means Mr. Holmes's voluntary termination of employment that does not result in severance payments under the employment agreement.

Severance and change-in-control agreements

The Company has severance and change-in-control agreements with the remainder of the named executive officers as of May 31, 2024, each of which provides for the following benefits upon the following types of employment termination:

Termination of employment — prior to, or more than 18 months after, a change-in-control

If prior to, or more than 18 months after, a Change-in-Control of the Company, the executive's employment is terminated by the Company other than for Cause or Disability, the executive is entitled to (i) continued salary for 12 months or, if earlier, until the executive obtains comparable employment, (ii) any earned bonus not yet paid for the preceding fiscal year, and (iii) a pro-rata portion of the bonus that would have been paid to the executive had the executive remained employed until the end of the fiscal year in which the termination occurs. Any bonus will be paid in a lump sum on the later of the time bonuses are paid to other officers and the end of the severance period (with interest at the prime rate plus 1% from the earlier of such dates). If the executive terminates employment, or if the Company terminates the executive's employment for Cause, the Company may, but is not required to, pay the above-described severance benefits. Severance payments will cease if the executive breaches the confidentiality or non-compete provisions in the agreement, which are in effect for the one-year severance period.

Termination of employment — within 18 months following a change-in-control

If the executive's employment is terminated within 18 months following a Change-in-Control by the Company other than for Cause or Disability or by the executive for Good Reason, the executive is entitled to (i) an immediate lump sum payment equal to the sum of (A) any unpaid salary and bonus earned for the preceding fiscal year, (B) a pro rata portion of the bonus that would have been paid to the executive had the executive remained employed until the end of the fiscal year and all performance goals were met at target level (including the value of any restricted stock granted in lieu of bonus), and (C) two times base salary and cash bonus for either the most recently completed fiscal year prior to the termination or the preceding fiscal year, whichever produces the higher amount, (ii) continued coverage for the executive and the executive's dependents under the Company's welfare and fringe benefit plans for two years following termination of employment (the executive and dependents can elect continued medical and dental coverage pursuant to COBRA at the end of such two-year period), (iii) Company-paid outplacement services for the earlier of 18 months or the attainment of new employment (up to a maximum Company expense of 3.5% of the amount paid to the executive pursuant to (i)(C) above) and (iv) reasonable legal fees incurred by the executive in enforcing the agreement. In addition, any outstanding awards under the stock plan will vest and performance goals will be deemed satisfied at the higher of target level or actual performance level. The agreements' non-compete provisions do not apply in the case of a termination of employment following a Change-in-Control.

If any excise tax would be triggered, the executive may elect to either (i) receive the full amount of severance benefits and be responsible for paying the excise tax or (ii) receive severance benefits up to the maximum amount that can be paid without triggering the excise tax.

Termination of employment — disability

If the executive's employment terminates due to Disability, the executive will receive payment pursuant to the Company's disability plans then in effect and will continue to receive coverage under the Company's medical, dental and life insurance plans for two years following such termination.

For purposes of the severance and change-in-control agreements:

''Change-in-Control'' means (i) a person's acquisition of more than 35% of the voting power of the Company's outstanding stock, (ii) a merger or consolidation of the Company that results in the holders of the voting stock immediately prior thereto holding less than 60% of the voting stock of the resulting or surviving entity, (iii) a sale of substantially all of the Company's assets other than to an entity at least 80% owned by the Company, or (iv) the election, without the consent of the incumbent Board, of the lesser of three directors or a majority of the directors then in office.

''Cause'' means the executive's (i) dishonesty, intentional breach of fiduciary duty, or intentional wrongdoing, (ii) disregard of a material and proper direction from the Board, or (iii) material breach of the agreement that is not cured within 10 days of receipt of notice from the Company.

''Disability'' means a physical or mental condition that has prevented the executive from substantially performing his or her duties under the agreement for a period of 180 days and that is expected to continue to render the executive unable to substantially perform his or her duties for the remaining term of the agreement on a full-time basis.

''Good Reason'' means (i) a material reduction in the nature or scope of the executive's duties or responsibilities, or in the executive's compensation (including benefits), (ii) the executive's determination that as a result of a material change in employment circumstances the executive is unable to adequately carry out his or her duties, or (iii) a relocation of the executive's primary place of employment by more than 50 miles.

In any event, payments under the agreements in connection with termination of employment that would be considered deferred compensation under Section 409A of the Internal Revenue Code will be delayed for six months following such termination to the extent necessary to comply with Section 409A.

Stock plan

A named executive officer's termination of employment can result in enhanced benefits under our stock plan, depending on the reason for such termination:

Stock options

If termination is due to Retirement (as defined), options continue to vest in accordance with the vesting schedule and can be exercised until the expiration date, except that if death occurs before the award expires, then unvested stock options are forfeited. If death occurs within three months after Retirement, vested options can be exercised until the earlier of one year after death or the option expiration date, and if death occurs after three months from Retirement, vested options can be exercised until the option expiration date. If termination is due to Disability (as defined), options continue to vest and are exercisable until the earlier of one year after termination of employment and the option expiration date, except that if death occurs before the award expires, then unvested options are forfeited and vested options are exercisable for the period described herein. If death occurs during employment, or within three months after termination of employment for reasons other than Cause (as defined), then unvested options are forfeited and vested options are exercisable until the earlier of one year after death or the option expiration date.

Restricted stock awards

In the case of performance-based or time-based restricted stock awards, if termination is due to Retirement, Disability or death, the awards continue to vest in accordance with their vesting schedule.

Award agreements under our stock plan do not provide for vesting upon a Change-in-Control (as defined) unless there is a termination of employment by the Company without Cause or by the participant for Good Reason (as defined) within two years following the Change-in-Control.

Tables of potential payments upon a termination of employment or a change-in-control of the Company

The tables below quantify the benefits described above that would be paid to each current named executive officer under the following termination of employment or change-in-control events, assuming a change-in-control or a termination of employment occurred on May 31, 2025.

Equity vesting – in connection with a change in control

Named executive officer	Vesting of restricted stock ($)[1]	Vesting of stock options ($)[2]
John M. Holmes	11,156,969	405,019
Sean M. Gillen	2,731,210	92,627
Jessica A. Garascia	1,440,740	40,148
Christopher A. Jessup	2,731,210	92,627
Eric S. Pachapa	1,104,766	43,874

[1] Under Mr. Holmes' employment agreement, all restricted stock (both performance-based and time-based) vests (with performance achieved at the higher of target or actual performance) upon the occurrence of a change-in-control of the Company. Under the Company's severance and change-in-control agreements, all restricted stock (both performance-based and time-based) vests (with performance achieved at the higher of target or actual performance) upon a qualifying termination of employment that occurs within 18 months following a change-in-control. Under the Company's stock plan award agreements, all restricted stock (both performance-based and time-based) vests (with performance achieved at target) upon a qualifying termination of employment that occurs within two years following a change-in-control. The amounts shown reflect the number of shares that would have vested upon a change-in-control and/or a qualifying termination of employment on May 31, 2025, based on the number of shares multiplied by $61.41 (the closing price of the common stock on May 31, 2025).

[2] Under Mr. Holmes' employment agreement, all stock options vest upon the occurrence of a change-in-control of the Company. Under the Company's severance and change-in-control agreements, all stock options vest upon a qualifying termination of employment that occurs within 18 months following a change-in-control. Under the Company's stock plan award agreements, all stock options vest upon a qualifying termination of employment that occurs within two years following a change-in-control. The amounts shown reflect the number of option shares that would have vested upon a change-in-control and/or a qualifying termination of employment on May 31, 2025, based on the number of shares multiplied by the difference (but not less than zero) between the option exercise price and $61.41 (the closing price of the common stock on May 31, 2025).

Qualifying termination of employment – prior to, or more than 18 months after, a change in control

Named executive officer	Other than cause					Disability			Death
	Salary ($)[1]	Bonus ($)[2]	Restricted stock ($)[3]	Stock options ($)[4]	Health and welfare ($)	Health and welfare ($)[5]	Restricted stock ($)[6]	Stock options ($)[7]	Restricted stock ($)[6]
John M. Holmes	2,164,000	3,567,168	—	—	—	53,240	6,924,694	371,188	6,924,694
Sean M. Gillen	509,000	519,180	—	—	—	53,240	1,620,969	85,597	1,620,969
Jessica A. Garascia	463,500	472,770	—	—	—	49,934	802,768	35,491	802,768
Christopher A. Jessup	509,000	519,180	—	—	—	53,240	1,620,969	85,597	1,620,969
Eric S. Pachapa	382,000	292,230	—	—	—	53,240	715,768	40,536	715,768

[1] Reflects continued salary for 24 months for Mr. Holmes under his employment agreement and 12 months for the remainder of the named executive officers under their severance and change-in-control agreements.

[2] Reflects (i) in the case of Mr. Holmes, two times the average of the non-equity incentive compensation paid to him for Fiscal Year 2025 and Fiscal Year 2024 and (ii) in the case of the remainder of the named executive officers, the non-equity incentive compensation paid to them for Fiscal Year 2025, in each case as shown in the Summary Compensation Table.

[3] At May 31, 2025, no current named executive officer was eligible for continued vesting upon termination due to Retirement; accordingly, all named executive officers would forfeit their restricted stock upon termination of employment due to Retirement.

[4] At May 31, 2025, no current named executive officer was eligible for continued vesting upon termination due to Retirement; accordingly, all named executive officers would forfeit their stock options upon termination of employment due to Retirement.

[5] Available if termination is due to Disability under the employment agreement for Mr. Holmes and the severance and change-in-control agreements for other named executives.

[6] The amounts in these columns reflect the value of the restricted stock that would vest upon termination due to Disability or death at May 31, 2025, based on the number of shares, multiplied by $61.41 (the closing price of the common stock on May 31, 2025).

[7] The amounts in this column reflect the value of continued vesting of options pursuant to the Company's stock plans for one year following termination if termination is due to Disability at May 31, 2025, based on the difference between the exercise price and $61.41 (the closing price of the common stock on May 31, 2025).

Qualifying termination of employment – within 18 months after a change in control[1]

Named executive officer	Salary[2] ($)	Bonus[3] ($)	Health and welfare continuation ($)	Outplacement services ($)
John M. Holmes	3,246,000	8,052,768	81,720	—
Sean M. Gillen	1,018,000	2,277,820	53,240	97,182
Jessica A. Garascia	927,000	2,074,770	49,934	88,515
Christopher A. Jessup	1,018,000	2,277,820	53,240	97,182
Eric S. Pachapa	764,000	1,282,800	53,240	61,410

[1] These benefits are in addition to the vesting of stock awards shown above in the table for "Equity Vesting — in connection with a change in control."

[2] Reflects three times salary for Mr. Holmes and two times salary for the remainder of the named executive officers.

[3] Reflects (i) in the case of Mr. Holmes, the non-equity incentive plan compensation bonus paid to him for Fiscal Year 2025 as shown in the Summary Compensation Table, plus three times his non-equity incentive plan compensation bonus paid to him for Fiscal Year 2024 and (ii) in the case of the remainder of the named executive officers, the non-equity incentive compensation plan bonus paid to them for Fiscal Year 2025 as shown in the Summary Compensation Table, plus two times the non-equity incentive plan compensation bonus for either the most recently completed fiscal year prior to termination or the preceding fiscal year, whichever produces the higher amount.

CEO pay ratio

A public company must disclose in its annual proxy statement its CEO pay ratio, defined as the ratio of the annual total compensation of its chief executive officer to the annual total compensation of its median employee. Our median employee is selected once every three years unless there has been a change in our employee population or employee compensation arrangements that would result in a significant change to our pay ratio disclosure.

For Fiscal Year 2025, we do not believe that we have had a change in our employee population or employee compensation arrangements that would require selecting a new median employee. However, our median employee selected in Fiscal Year 2024 had a significant increase in compensation such that it would have an effect on the pay ratio disclosure. Therefore, we have selected a new median employee whose compensation is substantially similar to the original median employee.

We used the following methodology to determine our CEO pay ratio for Fiscal Year 2025:

STEP 1:   We determined that as of March 1, 2024 we had a total employee population of 5,845 employees.

STEP 2:   Of this group, we identified a selected employee group of 5,631 employees, representing all of our U.S. employees (4,559) plus our employees in Canada (614), Thailand (225), the United Kingdom (129) and the Netherlands (104).

STEP 3:   As permitted by SEC rules, we excluded a total of 214 of our employees in all other non-U.S. jurisdictions as these employees together represented less than 5% of our total employee population. The number of employees excluded in non-U.S. jurisdictions at the March 1, 2024 determination date were: Australia (2), Belgium (15), Brazil (1), China (7), Costa Rica (13), France (5), Germany (10), Hungary (1), India (1), Iraq (11), Ireland (1), Japan (1), Malaysia (4), New Zealand (2), Panama (36), Peru (47), Philippines (1), Poland (20), Portugal (1), Singapore (28), and United Arab Emirates (7).

STEP 4:   For our selected employee group, we determined each domestic employee's total cash compensation based on W-2 (Box 5) compensation (or its equivalent for non-U.S. employees) for the 2023 calendar year, as reflected in our payroll records and systems.

STEP 5:   We identified our median employee from our selected employee group (excluding the Chief Executive Officer).

STEP 6:   Once we identified our median employee, we calculated the annual total compensation of this median employee for Fiscal Year 2024, using the same methodology that we used to calculate the annual total compensation of our named executive officers, including our Chief Executive Officer, in the Summary Compensation Table.

The following table shows the ratio of the annual total compensation of our Chief Executive Officer compared to that of our median employee for Fiscal Year 2025:

Annual total compensation of our CEO for Fiscal Year 2025	$8,146,124
Annual total compensation of our median employee for Fiscal Year 2025	$ 76,613
Ratio of annual total compensation of our CEO to the annual total compensation of our median employee for Fiscal Year 2025	106 to 1

Pay versus performance

The following table sets forth additional compensation information of our Principal Executive Officer (PEO) and our non-PEO NEOs along with total shareholder return, net income, and adjusted diluted earnings per share from continuing operations performance results for our fiscal years ended May 31, 2025, 2024, 2023, 2022 and 2021:

| | | | | | Value of Initial Fixed $100 Investment Based On:[5] | | | |
Year[1]	Summary Compensation Table Total for PEO ($)	Compensation Actually Paid to PEO[2, 3] ($)	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs[2, 3] ($)	Company Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)	Net Income ($)	Adjusted Diluted Earnings per Share from Continuing Operations ($)[6]
2025	8,146,124	7,451,224	2,133,675	1,943,607	214.91	315.46	12,500,000	3.91
2024[4]	7,865,450	16,870,229	2,167,868	3,457,905	351.96	243.30	46,300,000	3.33
2023	6,709,139	10,703,256	1,808,687	2,732,276	248.44	165.54	90,200,000	2.86
2022	12,327,343	13,416,164	1,793,579	2,238,871	239.07	149.29	78,700,000	2.38
2021	4,123,426	12,752,734	1,509,276	3,211,723	206.99	162.00	35,800,000	1.31

[1] For each year presented above except for 2024, the NEOs included in the compensation columns reflect John M. Holmes as our PEO and Sean M. Gillen, Jessica A. Garascia, Christopher A. Jessup, and Eric Pachapa as our non-PEOs. For 2024, Tracey Patterson was included in place of Eric Pachapa.

[2] Fair value or change in fair value, as applicable, of equity awards in the "Actually Paid" columns was determined by reference to (1) for time-based restricted stock awards, closing price on applicable year-end date(s) or, in the case of vesting dates, the actual vesting price, (2) for performance-based restricted stock awards, the estimated payout used to recognize our expense in accordance with FASB ASC Topic 718 except using the closing price on applicable year-end date(s) or, in the case of vesting dates, the actual vesting price, and (3) for stock options, a Black-Scholes fair value as of the applicable year-end or vesting date(s), determined based on the same methodology as used to determine grant date fair value but using the closing stock price on the applicable revaluation date as the current market price and with an expected life equal to the original ratio of expected life relative to the ten year contractual life multiplied times the remaining life as of the applicable revaluation date, and in all cases based on updated volatility, risk free rates, and expected dividend rates determined as of the revaluation dates.

[3] For the portion of "Actually Paid" compensation that is based on year-end stock prices, the following prices were used: 2025 - $61.41 (13.5% decrease from prior year), 2024 - $70.99 (41.7% increase from prior year), 2023 – $50.11 (3.9% increase from prior year), 2022 – $48.22 (15.5% increase from prior year), and 2021 – $41.75 (107.0% increase from prior year).

[4] 2025 compensation "Actually Paid" to PEO and the average Actually Paid to non-PEOs reflects the following adjustments from Total compensation reported in the Summary Compensation Table:

	PEO ($)	Average Non-PEO ($)
Total Reported in 2025 Summary Compensation Table (SCT)	8,146,124	2,133,675
Less, value of stock awards and option awards reported in SCT	(5,039,823)	(1,050,307)
Plus, year-end value of awards granted in fiscal year that are unvested and outstanding	4,500,035	937,814
Plus, change in fair value of prior year awards that are outstanding and unvested	578,931	99,391
Plus, change in fair value (from prior year-end) of prior year awards that vested this year	(734,043)	(176,966)
Total adjustments	(694,900)	(190,068)
Actual compensation paid for Fiscal Year 2025	7,451,224	1,943,607

[5] Each year reflects what the cumulative value of $100 would be, including reinvestment of dividends, if such amount were invested on June 1, 2020. Peer group TSR reflects the Company's "2025 peer group" as reflected in our 2025 Annual Report on Form 10-K pursuant to Item 201(e) of Regulation S-K and "Fiscal Year 2025 peer group" in this proxy statement. The Fiscal Year 2025 peer group is the same as the Fiscal Year 2024 peer group except that it reflects the removal of Aerojet Rocketdyne Holdings, Inc. and Kaman Corporation and the addition of Air Lease Corporation, V2X, Inc., and VSE Corporation. The new peer group displayed is therefore different from our prior year proxy statement. The old peer group TSR amounts for the years ended May 31, 2025, 2024, 2023, 2022, and 2021 were $315.46, $236.45, $162.52, $145.93, and $158.75, respectively.

[6] Adjusted diluted earnings per share from continuing operations, a non-GAAP financial measure, is our GAAP diluted earnings per share from continuing operations adjusted to exclude items of an unusual nature including but not limited to acquisition costs including integration and amortization expenses from recent acquisitions, business divestitures, workforce actions, subsidies and costs, impairment and exit charges, facility consolidation and repositioning costs, FCPA settlement and investigation costs, purchase accounting and legal settlements, strategic project costs, equity investments gains and losses, pension settlements, and significant customer events such as early terminations, contract restructurings, forward loss provisions and bankruptcies. We use this non-GAAP financial measure in our compensation structure as it illustrates our core operating performance unaffected by the impact of certain items that management does not believe are indicative of our ongoing and core operating activities.

Required supplemental graphs showing relationship between:

Compensation actually paid (CAP) and Company total shareholder return (TSR)

The graph below illustrates the relationship between the CAP to our CEO and the other NEOs and the Company's TSR during the period covered under the "Pay versus performance disclosure" above. The CAP figures shown below are calculated as required by SEC requirements, which include unvested and unpaid amounts. Each year of Company TSR reflects what the cumulative value of $100 would be, including reinvestment of dividends, if such amount were invested on June 1, 2020. As shown in the "Pay versus performance disclosure" above and below in the Company TSR vs. Peer Group TSR graph, the value of $100 invested in the Peer Group on June 1, 2020 would be $162.00 at the end of Fiscal Year 2021, $149.29 at the end of Fiscal Year 2022, $165.54 at the end of Fiscal Year 2023, $243.30 at the end of Fiscal Year 2024, and $315.46 at the end of Fiscal Year 2025.

Compensation Actually Paid vs. Company TSR



Compensation actually paid (CAP) and net income

The graph below illustrates the relationship between the CAP to our CEO and the other NEOs and the Company's net income during the period covered under the "Pay versus performance disclosure" above. The CAP figures shown below are calculated as required by SEC requirements, which include unvested and unpaid amounts.

Compensation Actually Paid vs. Net Income



Compensation actually paid (CAP) and adjusted diluted earnings per share from continuing operations

The graph below illustrates the relationship between the CAP to our CEO and the other NEOs and the Company's adjusted diluted earnings per share from continuing operations during the period covered under the ''Pay versus performance disclosure'' above. The CAP figures shown below are calculated as required by SEC requirements, which include unvested and unpaid amounts.

Compensation Actually Paid vs. Adjusted Diluted Earnings per Share from Continuing Operations



Company TSR and peer group TSR

The graph below illustrates the relationship between the Company's TSR and peer group TSR during the period covered under the ''Pay versus performance disclosure'' above. The peer group used is the Company's ''2025 peer group'' as reflected in our 2025 Annual Report on Form 10-K pursuant to Item 201(e) of Regulation S-K and ''Fiscal Year 2025 peer group'' in this proxy statement. Each year reflects what the cumulative value of $100 would be, including reinvestment of dividends, if such amount were invested on June 1, 2020.

Company TSR vs. Peer Group TSR



Tabular list

The following performance measures reflect the Company's most important performance measures used to link compensation actually paid to our NEOs for Fiscal Year 2025 to Company performance, as further described and defined in the CD&A:

Adjusted diluted earnings per share from continuing operations
Net working capital turns
Return on invested capital

Proposal 3
Ratification of our independent registered public accounting firm



Proposal 3	Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for Fiscal Year 2026

Board recommendation

 Our Board unanimously recommends that you vote **FOR** this proposal ratifying the appointment of KPMG LLP

Proposal summary

We are asking you to ratify the selection of KPMG LLP (''KPMG''), an independent registered public accounting firm, to serve as our independent registered public accounting firm for Fiscal Year 2026.

The Company's independent registered public accounting firm reports to, and is engaged at the direction of, the Audit Committee of the Company's Board. The Company's independent registered public accounting firm is responsible for auditing the Company's financial statements and the effectiveness of internal controls over financial reporting and for expressing opinions on these matters.

The Audit Committee appointed KPMG as the Company's independent registered public accounting firm for Fiscal Year 2026. The Audit Committee believes that the appointment of KPMG is in the best interests of the Company and its stockholders for the following principal reasons:

- KPMG's independence from the Company;
- KPMG's historical and recent performance as the Company's independent registered public accounting firm;
- KPMG's understanding of the Company's business, operations, accounting policies and practices and internal control over financial reporting;
- KPMG's reputation in the industry and its experience in accounting matters for aerospace and defense companies;
- The reasonableness of the fees paid by the Company to KPMG for its services, both on an absolute basis and as compared to its peer firms; and
- Publicly available information about KPMG, including Public Company Accounting Oversight Board (''PCAOB'') inspection reports on KPMG, recent litigation against former KPMG partners, and an enforcement action against KPMG by the SEC. The Audit Committee reviewed this information as part of its overall evaluation of the performance, expertise and experience of the KPMG team that audits the Company.

The Board asks that you ratify the appointment of KPMG as our independent registered public accounting firm for Fiscal Year 2026. Representatives of KPMG are expected to be present virtually at the annual meeting, with the opportunity to make a statement if they so desire and to respond to appropriate questions from stockholders.

Independent registered public accounting firm fees and services

The following table sets forth the aggregate fees billed by KPMG to the Company for Fiscal Year 2024 and Fiscal Year 2025 for audit, audit-related and tax services.

Description of fees	Fiscal Year 2024 ($)	Fiscal Year 2025 ($)
Audit fees	2,952,000	2,595,000
Audit-related fees[1]	757,615	—
Tax fees[2]	99,575	170,379
All other fees	—	—

[1]   Audit-related fees were for acquisition due diligence assistance and required compliance services.

[2]   Tax fees were for domestic and foreign tax compliance activities including income tax returns and VAT services.

Audit Committee pre-approval is required for any audit, audit-related, tax or other services to be provided by the independent registered public accounting firm. All permitted audit, audit-related, tax and other services were pre-approved pursuant to this policy.

Audit Committee Fiscal Year 2025 report

Dear fellow stockholders:

The Company's management has primary responsibility for the Company's financial statements and the quality and integrity of the reporting process and systems of internal control. KPMG is responsible for auditing the Company's financial statements and issuing a report on the conformity of those statements with generally accepted accounting principles (''GAAP'') and a report on the effectiveness of the Company's internal controls over financial reporting.

In fulfilling its responsibilities, the Audit Committee reviewed and discussed with the Company's management and KPMG the Company's audited financial statements contained in the Company's Annual Report on Form 10-K filed with the SEC, including the critical accounting policies applied by the Company in preparing these financial statements. The Audit Committee also reviewed with management and KPMG the preparation of the financial statements and related disclosures contained in the Company's earnings announcements and Quarterly Reports on Form 10-Q.

The Audit Committee reviewed and discussed with management and KPMG the overall scope and plans for the audit, the quality, adequacy and assessment of the effectiveness of internal controls over financial reporting and the Internal Audit Department's management, organization, responsibilities, budget and staffing. The Audit Committee also met with KPMG without management present and discussed the results of its audits, its evaluation of the Company's internal controls over financial reporting, disclosure controls and the overall quality, not just the acceptability, of the Company's accounting principles, the reasonableness of significant accounting judgments and the clarity of disclosures in the financial statements.

The Audit Committee also reviewed and discussed with KPMG the matters required to be discussed by the applicable requirements of the PCAOB and the SEC and KPMG's independence from the Company and its management, including the matters in the written disclosures and letter furnished to the Audit Committee by KPMG and required by applicable requirements of the PCAOB.

The Audit Committee concluded that KPMG is independent from the Company and appointed KPMG as the Company's independent registered public accounting firm for Fiscal Year 2026. The Audit Committee recommends that the stockholders of the Company ratify that appointment (see Proposal 3).

In reliance on its review of the audited financial statements and the discussions referred to above, the Audit Committee recommended to the Board, and the Board approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for Fiscal Year 2025 for filing with the SEC.

Respectfully submitted,

The Audit Committee of the Board of AAR CORP.

Marc J. Walfish, Chair
Michael R. Boyce, Member
John W. Dietrich, Member
Jeffrey N. Edwards, Member
Robert F. Leduc, Member
Peter Pace, Member

Stock ownership information



The following tables show the shares of common stock beneficially owned, including the percentage of shares outstanding if greater than 1% and the number of stock units held, as applicable, all as of July 22, 2025, by (i) each current director and director nominee for election to the Board, (ii) each named executive officer in the Summary Compensation Table, (iii) all directors and executive officers of the Company as a group, and (iv) each beneficial owner of more than five percent of the outstanding shares of common stock. Except as noted, the nature of beneficial ownership for shares shown in the tables is sole voting and sole investment power, and none of the shares shown in the tables is pledged by any of the persons listed.

Security ownership of our board and management

Name	Shares beneficially owned[1]	Percent of shares outstanding if greater than 1%[2]	Stock units[3]
Michael R. Boyce[4]	119,539	—	—
John W. Dietrich	7,062	—	—
Jeffrey N. Edwards	4,591	—	—
Jessica A. Garascia	39,487	—	—
Sean M. Gillen	160,835	—	—
John M. Holmes	598,869	1.7%	—
Christopher A. Jessup	94,139	—	—
Billy J. Nolen	1,562	—	2,198
Robert F. Leduc	17,325	—	4,732
Ellen M. Lord	13,032	—	—
Duncan McNabb	8,392	—	21,977
Peter Pace	24,121	—	—
Eric S. Pachapa	44,918	—	—
Jennifer L. Vogel	29,970	—	—
Marc J. Walfish	131,739	—	52,527
Hema Widhani	—	—	2,589
All directors and executive officers as a group (16 persons)	1,295,581	3.6%	84,023

[1] Includes (a) unvested restricted stock held by directors and executive officers and (b) the following shares of the identified person that may be acquired as of July 22, 2025 (or within 60 days of July 22, 2025) through the exercise of stock options: Mr. Holmes, 271,323; Mr. Gillen, 76,227 shares; Ms. Garascia, 8,830 shares; Mr. Jessup, 22,974 shares; Mr. Pachapa, 16,379 shares; and all directors and executive officers as a group, 395,733 shares.

[2] Based on 35,964,153 shares of AAR CORP. common stock issued and outstanding as of July 22, 2025.

[3] Represents stock units held by directors who defer all or a portion of their director compensation under the Non-Employee Directors' Deferred Compensation Plan. Each stock unit represents the right to receive one share of common stock upon termination of service on the Board or the happening of certain other events, as specified in the Plan. Mr. Nolen elected to receive a deferred cash payment in lieu of an annual restricted stock award for Fiscal Year 2026.

[4] Includes 20,000 shares beneficially owned through Maverick Investors Limited Partnership, a family partnership of which Mr. Boyce is a general partner.

Security ownership of certain beneficial owners

Name and address of beneficial owner	Number of shares	Percent of class*
BlackRock, Inc.[1] 50 Hudson Yards New York, NY 10001	5,774,020	16.1%
Vanguard Group, Inc.[2] 100 Vanguard Blvd. Malvern, PA 19355	3,761,632	10.5%
Dimensional Fund Advisors LP[3] Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	2,315,657	6.4%
State Street Corporation[4] State Street Financial Center 1 Congress Street, Suite 1 Boston, MA 02114	1,729,415	4.8%
EARNEST Partners, LLC[5] 1180 Peachtree Street NE Suite 2300 Atlanta, GA 30309	1,587,246	4.4%

* Based on 35,964,153 shares of AAR CORP. common stock issued and outstanding as of July 22, 2025.

[1] Based on a Schedule 13G amendment filed on November 8, 2024, BlackRock, Inc. disclosed beneficial ownership with respect to the shares as follows:

- Sole voting power: 5,712,574
- Shared voting power: 0
- Sole dispositive power: 5,774,020
- Shared dispositive power: 0

[2] Based on a Schedule 13G amendment filed on February 13, 2024, the Vanguard Group, Inc. disclosed beneficial ownership with respect to the shares as follows:

- Sole voting power: 0
- Shared voting power: 22,953
- Sole dispositive power: 3,706,094
- Shared dispositive power: 55,538

[3] Based on a Schedule 13G amendment filed on April 15, 2025, Dimensional Fund Advisors LP disclosed beneficial ownership with respect to the shares as follows:

- Sole voting power: 2,263,893
- Shared voting power: 0
- Sole dispositive power: 2,315,657
- Shared dispositive power: 0

[4] Based on a Schedule 13G filed on May 13, 2025, State Street Corporation disclosed beneficial ownership with respect to the shares as follows:

- Sole voting power: 0
- Shared voting power: 1,608,937
- Sole dispositive power: 0
- Shared dispositive power: 1,729,415

[5] Based on a Schedule 13G amendment filed on March 11, 2024, EARNEST Partners, LLC. disclosed beneficial ownership with respect to the shares as follows:

- Sole voting power: 1,075,564
- Shared voting power: 203,561
- Sole dispositive power: 1,587,246
- Shared dispositive power: 0

Equity compensation plan information

The following table provides information as of May 31, 2025 with respect to the Company's compensation plans under which equity securities of the Company are authorized for issuance:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)*
Equity compensation plans approved by securities holders	936,142	$44.94	1,685,319
Equity compensation plans not approved by securities holders	—	—	—
Total	936,142	$44.94	1,685,319

*   Represents shares under the AAR CORP. 2013 Stock Plan.

Stockholder proposals for our 2026 annual meeting



Any stockholder who, in accordance with SEC Rule 14a-8, wishes to present a proposal for consideration at the annual meeting of stockholders to be held in 2026 must submit such proposal to the Company, in writing, to be received by the Secretary of the Company, AAR CORP., 1100 N. Wood Dale Road, Wood Dale, Illinois 60191, no later than April 7, 2026, in order for the proposal to be eligible for inclusion in the Company's proxy statement and form of proxy for that meeting. The proposal must comply with applicable SEC rules and the Company's By-Laws.

Under the Company's By-Laws, any stockholder who wishes to submit a matter (other than a stockholder proposal brought in accordance with SEC Rule 14a-8) for consideration at the 2026 annual meeting of stockholders, including any stockholder proposal or director nomination, that would not be included in the Company's proxy statement, must submit the matter to the Company, in writing, delivered to or mailed to and received at the Company's principal executive offices no earlier than the close of business on May 19, 2026 and no later than the close of business on June 18, 2026. However, in the event that the annual meeting is held on a date that is more than 30 calendar days before or after the anniversary date of the previous year's annual meeting, to be timely, the notice must be received by the Secretary of the Company no later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting is mailed or such public disclosure of the date of the annual meeting is made, whichever occurs first. The notice of such matter must contain the information required by the By-Laws.

Universal Proxy Rules. Stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees in accordance with Rule 14a-19 under the Exchange Act must provide written notice that sets forth the information required by our By-Laws and Rule 14a-19. This notice must be delivered to the Company at its principal executive offices within the applicable timeframes reflected in the advance notice of director nomination provision of our By-Laws described above (for the 2026 Annual Meeting, not earlier than the close of business on May 19, 2026 and not later than the close of business on June 18, 2026, subject to adjustment in certain events).

Other business



Management knows of no other matters that are to be brought before the annual meeting. However, if any other matter properly comes before the annual meeting, the named proxy holders will vote all proxies in their discretion and best judgment on such other matter.

By Order of the Board,

Jessica A. Garascia
Senior Vice President, General Counsel, Chief Administrative Officer and Secretary

August 5, 2025

Upon the written request of any record holder or beneficial owner of common stock of AAR CORP., the Company will provide, without charge, a copy of its Annual Report on Form 10-K filed with the SEC for the fiscal year ended May 31, 2025. Requests should be made to Ms. Jessica A. Garascia, Senior Vice President, General Counsel, Chief Administrative Officer and Secretary, AAR CORP., 1100 North Wood Dale Road, Wood Dale, Illinois 60191, (630) 227-2000.

Appendix A
Questions and answers about our 2025 annual meeting



We are furnishing this proxy statement in connection with the solicitation of proxies by the Board for use in voting at our annual meeting. The annual meeting will be held at www.virtualshareholdermeeting.com/AIR2025 on September 16, 2025, at 9:00 a.m. Central Time for the purpose of considering and acting upon the matters specified in the notice accompanying this proxy statement.

How does the Board of Directors recommend that I vote?

The Board recommends that you vote:

- **FOR** the election of four director nominees;
- **FOR** the advisory proposal to approve our Fiscal Year 2025 executive compensation; and
- **FOR** the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for Fiscal Year 2026.

The persons designated on the proxy card as the Company's ''proxy holders'' will vote all shares covered by your proxy card in accordance with your instructions on the proxy card. If no instructions are given, the proxy holders will vote the shares in accordance with the Board's recommendations.

If any other matter properly comes before the annual meeting, the proxy holders will use their judgment to vote in a manner consistent with the best interests of stockholders. If any director nominee becomes unavailable for election for any reason prior to the annual meeting vote, the Board may reduce the number of directors to be elected or substitute another person as nominee, in which case the proxy holders will vote for the substitute nominee.

How do I access the proxy materials electronically?

We began mailing a "Notice of Internet Availability of Proxy Materials" to all of our stockholders on August 5, 2025. The notice provides you with instructions on how to:

- Access and review our proxy materials over the Internet;
- Submit your vote over the Internet; and
- Request printed copies of our proxy materials.

The notice, this proxy statement, the proxy card, our Annual Report to Stockholders for the fiscal year ended May 31, 2025 and our 2025 Form 10-K may be viewed online at **www.proxyvote.com**.

Who is entitled to vote at the annual meeting?

You are entitled to vote at the annual meeting if you were an AAR CORP. stockholder at the close of business on July 22, 2025. This date is referred to as the "record date" in this proxy statement.

Stockholder of Record. You are a "stockholder of record" if your shares are registered in your name with Computershare, our transfer agent. If you were a stockholder of record at the close of business on the record date, you may vote your shares by proxy by completing, signing, dating and returning the enclosed proxy card, voting by telephone or over the Internet, or by attending the annual meeting virtually and voting online.

Beneficial Owner. You are a "beneficial owner" of shares if your shares are held in a brokerage account or by a bank or other nominee. If you were a beneficial owner of shares at the close of business on the record date, you may vote your shares by giving voting instructions to your broker, bank or other nominee who is the "stockholder of record" of your shares. The Company has directed brokers, banks and other nominees to obtain voting instructions from their beneficial owners. Proxies submitted by brokers, banks and other nominees on behalf of their beneficial owners will count toward a quorum and will be voted as instructed by the beneficial owners. You will receive additional instructions from your broker, bank or other nominee explaining how you may vote your shares.

You may receive more than one set of proxy materials. This means you hold your shares in more than one account. Please vote all of your shares.

A list of stockholders of record entitled to vote will be available at the Company's corporate headquarters for 10 days prior to the meeting and will be available through the web portal during the meeting at: www.virtualshareholdermeeting.com/AIR2024.

On the July 22, 2025 record date for the 2025 annual meeting, 35,964,153 shares of common stock of the Company were outstanding. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on at the annual meeting.

How do I vote by telephone or over the Internet?

Specific instructions for using the telephone and Internet voting methods are set forth on the proxy card. These instructions are designed to authenticate your identity, allow you to give your voting instructions and confirm that those instructions have been properly recorded. You may vote by telephone or over the Internet 24 hours a day, seven days a week, until 10:59 p.m., Central Time, on September 15, 2025 (the day prior to the annual meeting). If you vote by telephone or over the Internet, please do not return your proxy card.

How do I revoke a proxy?

You may revoke your proxy (e.g., to change your vote) at any time before your proxy is exercised by:

- Sending a written notice of revocation to the Secretary of the Company at the Company's address listed on the first page of this proxy statement;
- Submitting a later-dated proxy by telephone, over the Internet or by mail; or
- Voting online at the virtual annual meeting.

What are the quorum and vote requirements?

A quorum of stockholders is necessary to hold a valid annual meeting. A quorum will exist if a majority of the outstanding shares of common stock entitled to vote at the annual meeting is present virtually or by proxy at the annual meeting. Abstentions and broker non-votes, if any, will be counted as present for purposes of determining whether there is a quorum. A "broker non-vote" occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee does not have discretionary voting power with respect to that proposal and has not received instructions on how to vote from the beneficial owner of the shares.

Please note that brokers, banks and other nominees will have discretionary authority to vote beneficial owners' shares on the ratification of the appointment of KPMG LLP. However, they will not have discretionary authority to vote shares on the election of directors and the advisory proposal to approve our Fiscal Year 2025 executive compensation, and therefore cannot vote on these proposals, unless their beneficial owners provide specific voting instructions in each case. Accordingly, please provide specific voting instructions on these proposals to your broker, bank or other nominee so that your vote may be counted.

The following table indicates the vote required for approval of each matter to be presented to the stockholders at the annual meeting and the effect of abstentions and broker non-votes.

	Required vote	Effect of abstentions and broker non-votes
Proposal 1 — Election of four director nominees	Affirmative vote of a majority of the votes cast.	Abstentions and broker non-votes will have no effect on the voting for this matter.
Proposal 2 — Advisory proposal to approve our Fiscal Year 2025 executive compensation	Affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote.	Abstentions will have the effect of a vote "against." Broker non-votes will have no effect on the voting for this matter.
Proposal 3 — Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for Fiscal Year 2026	Affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote.	Abstentions will have the effect of a vote "against." There will be no broker non-votes for this matter.

How do I attend this year's annual meeting?

This year's annual meeting will be a virtual meeting of the stockholders. We have designed the virtual annual meeting to provide substantially the same opportunities to participate as you would have at an in-person meeting. Stockholders will be able to attend and participate online, examine the list of stockholders and submit questions during the annual meeting by visiting www.virtualshareholdermeeting.com/AIR2025. **You will not be able to attend the annual meeting in person**.

To attend and participate in the annual meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your Notice of Internet Availability of Proxy Materials or proxy card. The annual meeting will begin promptly at 9:00 a.m. Central Time. We encourage you to access the annual meeting prior to the start time. Online access will begin at 8:45 a.m. Central Time.

The annual meeting platform is fully supported across browsers (Edge, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Stockholders should ensure that they have a strong internet connection if they intend to attend and/or participate in the annual meeting. Attendees should allow plenty of time to log in (at least 15 minutes before the annual meeting) and ensure that they can hear streaming audio prior to the start of the annual meeting.

Can I submit questions? If so, how?

Stockholders who wish to submit a question to the Company for the meeting may do so live during the meeting at www.virtualshareholdermeeting.com/AIR2025. If you have questions, you may type them into the "Ask a Question" field, and click "Submit" at any point during the meeting until the floor is closed to questions. If you encounter any difficulties while accessing the virtual meeting during the check-in or meeting time, a technical assistance phone number will be made available on the virtual meeting registration page 15 minutes prior to the start of the meeting.

Questions pertinent to the annual meeting that comply with the meeting Rules of Conduct will be answered during the annual meeting, subject to time constraints. Additional information regarding the ability of stockholders to ask questions during the annual meeting and related Rules of Conduct will be available at www.virtualshareholdermeeting.com/AIR2025.

How will the votes at the annual meeting be tabulated?

Inspectors of election appointed for the annual meeting will tabulate all votes cast virtually or by proxy at the annual meeting. In the event a quorum is not present at the annual meeting, we expect that the annual meeting will be adjourned or postponed to solicit additional proxies.

Who is the Company's proxy solicitor?

The Company has engaged D. F. King & Co., Inc., 48 Wall Street, New York, New York 10005, to assist the Company in soliciting proxies at a total estimated cost of $14,400, plus reasonable out-of-pocket expenses. The cost of soliciting proxies will be paid by the Company. D. F. King & Co., Inc. may solicit proxies by mail, telephone, facsimile, e-mail or in person. Directors, officers and employees of the Company also may solicit proxies for no additional compensation.

Where will I find the voting results on the proposals presented at the annual meeting?

We intend to announce the preliminary voting results at the annual meeting. We will publish the final voting results in a Current Report on Form 8-K that we will file with the SEC within four business days of the annual meeting.



Appendix B
Non-GAAP financial measure

Non-GAAP financial measure

Adjusted diluted earnings per share from continuing operations is a "non-GAAP financial measure" as defined in Regulation G of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We believe this non-GAAP financial measure is relevant and useful for investors as it illustrates our actual operating performance unaffected by the impact of certain items. When reviewed in conjunction with our GAAP results and the accompanying reconciliation, we believe this non-GAAP financial measure provides additional information that is useful to gain an understanding of the factors and trends affecting our business and provides a means by which to compare our operating performance against that of other companies in the industries in which we compete. This non-GAAP measure should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measure calculated in accordance with GAAP. This non-GAAP measure excludes items of an unusual nature including but not limited to business divestitures and acquisitions, workforce actions, COVID-related subsidies and costs, impairment and exit charges, facility consolidation and repositioning costs, investigation and remediation compliance costs, equity investment gains and losses, pension settlement charges, legal settlements and judgments, purchase accounting settlements, strategic costs, acquisition, integration and amortization expenses from recent acquisition activity, and significant customer events such as early terminations, contract restructurings, forward loss provisions, and bankruptcies.

Pursuant to the requirements of Regulation G of the Exchange Act, we are providing the following table that reconciles the above-mentioned non-GAAP financial measure to the most directly comparable GAAP financial measure:

Adjusted diluted earnings per share from continuing operations

(unaudited)	FY2023	FY2024	FY2025
Diluted earnings per share from continuing operations	$ 2.52	$ 1.29	$ 0.35
Losses related to sale and exit of business/joint venture, net	0.02	0.07	1.97
FCPA settlement and investigation costs	—	—	1.84
Acquisition, integration and amortization expenses	0.21	1.21	0.74
Government COVID-related subsidies, net / liability	(0.05)	—	0.02
Russian bankruptcy court judgment / reversal	0.05	0.32	(0.31)
Pension settlement charge	—	0.76	—
Investigation and remediation compliance costs	0.13	0.29	—
Contract termination/restructuring costs and loss provisions, net	0.06	0.14	—
Severance charges	—	0.01	—
Loss on equity investments, net	0.01	—	—
Customer bankruptcy and credit charges	0.04	—	—
Tax effect on adjustments[(a)]	(0.13)	(0.76)	(0.70)
Adjusted diluted earnings per share from continuing operations	**2.86**	**3.33**	**3.91**

(a) Calculation uses estimated statutory tax rates on non-GAAP adjustments except for the tax effect of the pension settlement charge, which includes income taxes previously recognized in accumulated other comprehensive loss.



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